


OCT 0 7 2013


13003499

Our Journey

2013 - The first step on our journey to create top quartile returns

Annual Report

Revenues
(Millions)

2013	$2,431
2012	$2,304

Record Earnings Per Share
(Non-GAAP diluted earnings per share from continuing operations)

$1.88

Record Recurring Revenue Closed Sales

$121M

Increased Annual Dividend by

17% to $0.84

23% CAGR of Annual Dividends Since 2008



$ .80
$ .70
$ .60
$ .50
$ .40
$ .30
$ .20
$ .10
$ .00
FY 08 $.24
FY 09 $.28
FY 10 $.56
FY 11 $.60
FY 12 $.64
FY 13 $.72
FY 14* $.84

*Projected

Significant Events in Fiscal Year 2013

- Broadridge produced revenues of $2,431 million, Non-GAAP net earnings from continuing operations of $236 million and record Non-GAAP diluted earnings per share from continuing operations of $1.88
- Recurring revenue closed sales grew to a record high of $121 million
- Broadridge's Board of Directors increased the annual dividend amount by approximately 17% to $0.84 per share this past August; the sixth consecutive year the dividend payout has increased
- Returned a total of $313 million to stockholders in the form of cash dividends and share repurchases
- Entered into a strategic alliance with Accenture plc to launch Accenture Post-Trade Processing, which is powered by Broadridge's technology, and Société Générale's Corporate and Investment Banking Division signed on as the first client of this joint solution
- Bloomberg Tradebook implemented Broadridge's business process outsourcing solution to power U.S. equities clearing and settlement services for its institutional clients
- Broadridge's securities processing platforms grew to process on average over $5 trillion of fixed income and equity trades per day of U.S. and Canadian securities
- In collaboration with PwC's Center for Board Governance, Broadridge launched the ProxyPulse™ Report to provide directors and company officers with insight into voting trends and governance issues as the proxy season unfolds
- One of the top global investment banks contracted with Broadridge to transform their client communications with our Broadridge Fluent℠ solution
- Before, during and after Superstorm Sandy, Broadridge processed every trade, sent every confirmation, delivered every prospectus and proxy, and performed the myriad of services that are so critical to the functioning of the financial services industry to ensure it was "business as usual" for our clients
- Received a 100 rating on the Corporate Equality Index from the Human Rights Campaign in recognition of our commitment to foster a highly diverse and inclusive workplace environment



Fiscal year 2013 was a very good year for Broadridge. We had strong operating results including record earnings per share performance and are making meaningful progress on our journey to consistently grow shareholder value. I am confident that both of our reporting businesses – Investor Communication Solutions and Securities Processing Solutions – are well positioned to contribute to our top and bottom line growth going forward.

To Our Stockholders,

In fiscal year 2013, Broadridge's revenues increased 6% to $2.4 billion, while our recurring revenues grew by 4%. Event-driven and related distribution revenues had a positive impact on our financial results, driven by supplemental prospectus and mutual fund proxy activity. Despite the uplift we received from event-driven revenues this year, we are focused on growing recurring revenue and are not relying on event-driven activity to power our growth in future years.

Our Non-GAAP net earnings from continuing operations increased approximately 11% to $236 million, driven primarily by higher revenues and our continued focus on cost containment. These earnings produced record Non-GAAP diluted earnings per share from continuing operations of $1.88.

Recurring revenue closed sales continued to be a significant factor in our financial results and were up to a record high of approximately $121 million. Our closed sales results included a large transaction we entered into as a result of our strategic alliance with Accenture plc. For the second consecutive year, we closed over $100 million in recurring revenue sales attributable to deals with expected revenues of less than $5 million each. Our emerging and acquired product portfolio contributed significantly to this performance, and has helped Broadridge manage through the financial crisis and find new growth.

With both our Investor Communication Solutions and Securities Processing Solutions segments well positioned, I am confident in achieving our top and bottom line growth guidance in fiscal year 2014. We anticipate overall revenue growth of 2% to 4% and recurring revenue growth of 5% to 7%. As a result, our fiscal year 2014 Non-GAAP earnings per share guidance is $2.00 to $2.10, an increase of 6% to 12% over our fiscal year 2013 results.

Businesses and Strategy

Big changes continue at financial services firms globally. They face massive regulatory compliance challenges, increased competition, rising costs, pressure to transform their operations, and significant shifts in how their clients want to receive communications.

As we have for more than 50 years, we are helping our clients to successfully manage through change, which is creating considerable growth opportunities for us. We are strengthening an already resilient business with more products that address increasingly complex customer needs.

Our runway for growth is long. Core recurring fee revenues continue to have solid growth, and our sales pipeline remains robust. The momentum built this past year is real and sustainable.

Looking ahead, we have a clear and executable strategy focused on the digital transformation of investor communications, the mutualization of duplicative, non-differentiating industry costs, and providing our clients with intelligence by structuring and analyzing the enormous amount of data that we process across our businesses. These trends are set to deliver promising new growth opportunities for our associates, unique value for our clients and attractive long-term total stockholder returns.

Digital Transformation

From proxy and regulatory communications to client and marketing communications, our investor communication solutions have a strong market position with the potential for continued growth. This past fiscal year, we processed approximately two billion communications and distributions to investors. Through our proxy services, we processed approximately 85% of the outstanding shares in the United States, and 95% of those shares were voted electronically by means of Broadridge's digital platforms for institutional investors, individual investors and vote agents.

Broadridge is leading the revolution to redefine how broker-dealers, banks and corporate issuers communicate with investors. Today, financial services firms spend an estimated $20 billion on the printing and distribution of paper-based customer communications. Just as we did through our proxy services, Broadridge is creating significant efficiencies by digitizing other communications to reduce unnecessary fixed costs while also creating the opportunity for more engaging communications for investors.

Solutions such as Broadridge Fluent are transforming our clients' static documents into digital communications that can be delivered through a broker's customers' preferred channel. Broadridge is uniquely differentiated to help our clients enhance their customers' experience and deliver critical financial communications to the right people at the right time, while helping our clients comply with ever-changing regulations.

My confidence in Fluent was further strengthened this past year when one of the top global investment banks contracted with Broadridge to have our Fluent solution transform their client communications.

Mutualizing Costs

On the securities processing side, some of the most profound operational transformations are taking place in the back office. Broker-dealers and banks are rethinking their operating models and seeking ways to mutualize duplicative costs as they adapt to increasing regulations, competitive pressures and high fixed costs.

This is a critical shift. The traditional boundaries of collaboration with external partners are expanding as firms look to adapt and grow. This is creating more interest for our technology, global infrastructure and securities processing solutions. This year, our securities processing platforms grew to process on average over $5 trillion of fixed income and equity trades *daily* and we still have great opportunity to scale and grow. Additionally, our mutual fund trading platform reached over $200 billion in assets under administration this year.

I am confident that international markets will contribute to our growth. As a testament, this year we announced a strategic alliance with Accenture to launch Accenture Post-Trade Processing, which is powered by Broadridge's technology. This is a terrific illustration of cost mutualization.

This new solution will help investment banks operating in Europe, Asia, Australia and the Middle East to significantly reduce fixed post-trade processing costs and to adapt to new regulations and technologies, enabling them quickly and efficiently to launch new products and enter new markets. By mutualizing processes and costs across multiple institutions, we will help clients free-up capital to put toward new growth initiatives.

Our strategic alliance with Accenture is important to our growth strategy. Thousands of Accenture professionals work shoulder-to-shoulder with financial services clients around the world every day, and Accenture has relationships with virtually every C-suite leader in Europe and Asia.

Our alliance with Accenture represents a meaningful opportunity to accelerate the adoption of the Post-Trade Processing solution and, in turn, presents a unique opportunity to grow Broadridge's rock-solid technology, which has become an industry standard. Société Générale's Corporate and Investment Banking Division has already signed on as the first client of our joint Accenture Post-Trade Processing solution, beyond the business process outsourcing solutions that Broadridge already provides for Société Générale in the United States.

Additionally, we announced in June that Bloomberg Tradebook implemented Broadridge's business process outsourcing solution to power United States equities clearing and settlement services for its institutional clients. Broadridge is helping Bloomberg Tradebook to minimize technology and overhead costs while helping it to provide its clients with a convenient and efficient service model that supports the entire lifecycle of a trade.

Intelligence from Data

Broadridge processes a wealth of data through its platforms and network. Last year, we processed ballots representing 600 billion shares in connection with approximately 12,000 annual stockholder meetings. We also track 90% of all long-term mutual fund assets and 95% of all ETF assets through our relationships with nine of the top 10 retirement providers and 24 of the top 40 variable annuity providers, as measured by assets under management.

With the encouragement of our clients, we are leveraging our powerful data solutions to anonymize, structure and analyze this data to transform it into business intelligence for our clients. A great example of this is the ProxyPulse Report. In collaboration with PwC's Center for Board Governance, Broadridge created the ProxyPulse Report by analyzing voting trends and results during the proxy season as stockholder meetings unfolded. Together, we are providing fact-based insights to directors and company officers on key corporate governance issues and helping them to benchmark and more proactively manage their communications with their shareholders.

Our strategic tuck-in acquisition of Bonaire Software Solutions this year is yet another step in our strategy to build a leading suite of data-driven solutions to help financial firms grow their businesses, operate efficiently and minimize risk. The Bonaire acquisition addresses a growing global market for innovative solutions to meet our clients' increased regulatory and compliance demands at a critical time when scrutiny of investment management fees is rising. This added capability will enhance our offering and help to create the transparency firms need for accurate forecasting, return on investment analysis and defined processes for managing and auditing their fee arrangements.

Broadridge's data solutions are creating additional growth opportunities that we are aggressively pursuing.

Service Profit Chain: Broadridge's Foundation

The Service Profit Chain is the foundation of our success. Broadridge invests in its 6,400 associates worldwide because they produce outstanding results for our clients, and their achievements translate into great returns for our stockholders.

Broadridge associates globally earn our clients' confidence every day by delivering real business value through leading technology-driven solutions that set the standard for the financial services industry. Our extraordinary client revenue retention rate of 99% reflects the value that we deliver.

This is more than just a corporate statement. Our response during Superstorm Sandy, which significantly impacted the East Coast of the United States last October, demonstrated that Broadridge always delivers. Collectively, our associates worked tirelessly before, during and after the storm to ensure that it was "business as usual" for our clients – processing every trade, sending every confirmation, delivering every prospectus and proxy, and performing the myriad of services that are so critical to the functioning of the financial services industry.

Broadridge's performance during that difficult time vividly demonstrated the strengths of our organization: our unique culture, our global footprint, our redundant infrastructure, and, of course, our proven commitment to perform for our clients and financial market stakeholders.

The commitment of our associates is what makes Broadridge a great place to work. I am proud to note that Broadridge was named a *"Top 20 Best Company to Work For in the State of New York"* for the sixth consecutive year, was recognized as a *"Great Place to Work in India"* this year, and was named one of the *"2013 Best Workplaces in Canada"* by the Great Place to Work® Institute Canada for the fifth consecutive year.

Our commitment to equality is unwavering. Broadridge was named a *"Best Place to Work for LGBT Equality"* and received a 100 rating on the Corporate Equality Index from the Human Rights Campaign in recognition of our commitment to foster a highly diverse and inclusive workplace environment. Being a great place to work engages associates to exceed our clients' expectations, which leads to strong long-term results for our stockholders. It works! It's that simple!

Capital Stewardship

Responsible stewardship of our investors' cash is one of my most important priorities. We take great responsibility for safeguarding our stockholders' trust in Broadridge and are committed to paying meaningful dividends and investing in our business.

We generated free cash flow of $220 million during fiscal year 2013 and have taken significant actions to maximize the value of that cash, including giving it back to you. In fiscal year 2013, we returned a total of $313 million to our stockholders in the form of $86 million in cash dividends and $227 million in share repurchases.

Our 2013 annual dividend rate of $0.72 per share was a 13% increase in the annual dividend rate from 2012. This past August, our Board of Directors again increased the annual dividend amount by approximately 17% to $0.84 per share. This is the sixth consecutive year we have increased our dividend payout, which has grown at a CAGR of 23% since our first full year of dividend payments in 2008.

Our strong cash flow generating capabilities enable us to opportunistically repurchase our shares to offset equity dilution and reduce share count. We repurchased approximately 7% of our outstanding diluted shares during the fiscal year. This translates into repurchasing approximately 9 million shares of our outstanding common stock at an average price of $24.52 per share.

As I've previously stated, we believe it is in the best interest of our stockholders to maintain our investment grade credit rating. The rating is important to our clients and underscores a rock-solid balance sheet that affords us the financial flexibility to execute our priorities of paying a meaningful dividend, investing in new product development and strategically acquiring tuck-in businesses.

Our Journey

This past year, in the face of continued market challenges, we produced both record earnings per share and record recurring revenue closed sales performance. We continued to invest in our core businesses and expand into new attractive markets. And we increased our already high levels of client satisfaction.

Associate satisfaction and associate engagement are driven by our values and the belief that it is our associates that earn the trust and confidence of our clients. At Broadridge, we passionately believe that we must always do the right thing, promote fairness in the workplace by promoting diversity, and lead courageously and ethically.

Broadridge is at the forefront of change and innovation for our clients. We are leading the transformation of how financial services firms communicate with shareholders and their customers, run their operations more effectively and efficiently, gain insight from data to create growth, and manage through the challenges created by the changing regulatory landscape.

This is a journey, and one that we expect will produce top quartile total shareholder returns. I believe strongly that we are traveling on the right path and are well positioned to further build on our rock-solid foundation. We are enhancing our products and services, continuing to address and fulfill the evolving needs of both our clients and the industry, and increasing the strength of our brand.

In short, we've built a scalable, differentiated and sustainable business that delivers critical services to the global capital markets.

I want to thank our associates, clients, and stockholders for the trust that they have placed in Broadridge. I am confident in our ability to execute the significant opportunities that Broadridge is uniquely positioned to pursue as we play a leading role in helping our clients to transform and grow.

Rich Daly
Chief Executive Officer

Financial Highlights

Revenues (Dollars in Millions)

Earnings from Continuing Operations before Interest and Income Taxes, as adjusted [1] (Dollars in Millions)


2013
$2,431
2012
$2,304
2011
$2,167
2013
$379
2012
$343
2011
$303

(Dollars and shares in millions, except per share amounts)

Years ended June 30,	**2013**	**2012**	**2011**
Revenues	$ 2,431	$ 2,304	$ 2,167
Earnings from continuing operations before income taxes	$ 323	$ 201	$ 270
Earnings from continuing operations before interest and income taxes, as adjusted [1]	$ 379	$ 343	$ 303
Net earnings from continuing operations, as adjusted [1]	$ 236	$ 213	$ 188
Net cash flows provided by operating activities of continuing operations	$ 271	$ 291	$ 190
Capital expenditures and purchases of intangibles	$ 51	$ 47	$ 47
Free cash flows from continuing operations [2]	$ 220	$ 244	$ 143
Diluted earnings per share from continuing operations, as adjusted [3]	$ 1.88	$ 1.67	$ 1.47
Diluted weighted-average shares outstanding	125	128	128
Dividends declared per common share	$ 0.72	$ 0.64	$ 0.60

Results are presented in accordance with generally accepted accounting principles in the United States ("GAAP") except where otherwise noted. Please see our Explanation and Reconciliation of the Company's use of Non-GAAP financial measures on pages 6 and 7 of this Annual Report for a discussion of the Company's use of Non-GAAP measures.

(1) Earnings from continuing operations before interest and income taxes, as adjusted, and Net earnings from continuing operations, as adjusted, are Non-GAAP financial measures.

(2) Free cash flows from continuing operations is a Non-GAAP financial measure defined as Net cash flows provided by operating activities of continuing operations, net of capital expenditures and software purchases.

(3) The computation of Diluted earnings per share from continuing operations, as adjusted, is a Non-GAAP financial measure defined as the Company's Net earnings from continuing operations, as adjusted, divided by the Diluted weighted-average shares outstanding.

Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures

The Company's results in this Annual Report to Stockholders are presented in accordance with generally accepted accounting principles in the United States ("GAAP") except where otherwise noted. In certain circumstances, results have been presented in this Annual Report including the Chief Executive Officer's Letter to Stockholders (the "Letter to Stockholders") that are not generally accepted accounting principles measures ("Non-GAAP"). These Non-GAAP measures should be viewed in addition to, and not as a substitute for, the Company's reported results.

With regard to statements in the Annual Report including the Letter to Stockholders that include certain Non-GAAP financial measures, the earnings, earnings per share, and earnings guidance measures are adjusted to exclude the impact of certain significant non-recurring events from our GAAP results. In addition, Free cash flows is a Non-GAAP measure and is defined as Net cash flows provided by operating activities, less capital expenditures and software purchases.

The Company believes Non-GAAP information helps investors understand the effect of these non-recurring events on reported results and provides a better representation of our actual performance. These Non-GAAP measures are indicators that management uses to provide additional meaningful comparisons between current results and prior reported results, and as a basis for planning and forecasting for future periods.

Set forth below is a reconciliation of Non-GAAP measures to the comparable GAAP measures.

(Dollars and shares in millions, except per share amounts)

Fiscal years ended June 30,	**2013**	**2012**	**2011**
Earnings from continuing operations before interest and income taxes:			
Earnings from continuing operations before interest and income taxes, as adjusted (Non-GAAP)	$ 379	$ 343	$ 303
Adjustments:			
Restructuring and impairment charges	(20)	(81)	—
Acquisition amortization and other costs	(24)	(25)	(19)
IBM migration costs	—	(24)	(6)
Interest expense, net of interest income	(12)	(12)	(8)
Earnings from continuing operations before interest and income taxes (GAAP)	$ 323	$ 201	$ 270
Net earnings from continuing operations:			
Net earnings from continuing operations, as adjusted (Non-GAAP)	$ 236	$ 213	$ 188
Adjustments:			
Restructuring and impairment charges	(20)	(81)	—
Acquisition amortization and other costs	(24)	(25)	(19)
IBM migration costs	—	(24)	(6)
Tax impact of adjustments	16	49	9
One-time tax items	4	(7)	—
Net earnings from continuing operations (GAAP)	$ 212	$ 125	$ 172

Explanation and Reconciliation of the Company's Use of Non-GAAP Financial Measures

(Dollars and shares in millions, except per share amounts)

Fiscal years ended June 30,	2013	2012	2011
Free cash flows from continuing operations:			
Net earnings from continuing operations (GAAP)	$ 212	$ 125	$ 172
Depreciation and amortization (includes other long-term assets)	93	92	72
Stock-based compensation expense	27	28	30
Other	21	53	5
Sub-total	353	298	279
Working capital changes	(30)	72	(51)
Long-term assets and liabilities changes	(52)	(79)	(38)
Net cash flow provided by continuing operating activities (GAAP)	271	291	190
Cash Flows from investing activities:			
Capital expenditures and software purchases	(51)	(47)	(47)
Free cash flow (Non-GAAP)	$ 220	$ 244	$ 143
Diluted earnings per share from continuing operations:			
Diluted earnings per share from continuing operations, as adjusted (Non-GAAP)	$ 1.88	$ 1.67	$ 1.47
Adjustments:			
Restructuring and impairment charges	(0.16)	(0.63)	—
Acquisition amortization and other costs	(0.19)	(0.20)	(0.15)
IBM migration costs	—	(0.19)	(0.05)
Tax impact of adjustments	0.13	0.39	0.07
One-time tax items	0.03	(0.06)	—
Diluted earnings per share from continuing operations (GAAP)	$ 1.69	$ 0.98	$ 1.34

Diluted earnings per share from continuing operations:	FY 2014 Guidance Range (a)	
	Low	High
Diluted earnings per share from continuing operations, as adjusted (Non-GAAP)	$ 2.00	$ 2.10
Acquisition amortization and other costs, net of tax	(0.11)	(0.11)
Diluted earnings per share from continuing operations (GAAP)	$ 1.89	$ 1.99

(a) Guidance does not take into consideration the effect of any future acquisitions, additional debt and/or share repurchases.

Directors

Leslie A. Brun
Chairman of the Board,
Broadridge Financial Solutions, Inc.
Chairman and Chief Executive
Officer, SARR Group, LLC

Richard J. Daly
Chief Executive Officer

Robert N. Duelks [1] [3]
Executive,
Accenture plc (Retired)

Richard J. Haviland [1] [3]
Chief Financial Officer,
Automatic Data Processing, Inc.
(Retired)

Sandra S. Jaffee [1] [2]
Former Chief Executive Officer,
Fortent Inc.

Stuart R. Levine [2] [3]
Founder, Chairman and
Chief Executive Officer,
Stuart Levine and Associates LLC

Maura A. Markus
President and Chief Operating
Officer,
Bank of the West

Thomas J. Perna [1] [2]
Chairman
Quadriserv, Inc.

Alan J. Weber [1] [2]
Chief Executive Officer,
Weber Group LLC

(1) Audit Committee
(2) Compensation Committee
(3) Governance and Nominating
Committee

Corporate Officers

Richard J. Daly
Chief Executive Officer

John Hogan
President

Corporate Senior Vice Presidents

Timothy C. Gokey
Senior Vice President and Chief
Operating Officer

Robert Schifellite
Senior Vice President,
Investor Communication Solutions

Corporate Vice Presidents

Adam D. Amsterdam
Corporate Vice President,
General Counsel and Secretary

Maryjo T. Charbonnier
Corporate Vice President,
Human Resources

Lyell Dampeer
Corporate Vice President,
U.S. Investor Communication
Solutions

Douglas R. DeSchutter
Corporate Vice President,
U.S. Regulatory and Digital
Communications

Robert F. Kalenka
Corporate Vice President,
Global Procurement and Facilities

Charles J. Marchesani
Corporate Vice President,
Securities Processing Solutions

Stephen G. Racioppo
Corporate Vice President,
Chief Revenue Officer

Gerard F. Scavelli
Corporate Vice President,
Investor Communication Solutions –
Mutual Funds

Dan Sheldon
Corporate Vice President,
Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED JUNE 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 001- 33220

BROADRIDGE FINANCIAL SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**33-1151291**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1981 MARCUS AVENUE LAKE SUCCESS, NY	**11042**
(Address of principal executive offices)	**(Zip code)**

(516) 472-5400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value, as of December 31, 2012, of common stock held by non-affiliates of the registrant was approximately $2,769,467,282.

As of July 31, 2013, there were 119,067,195 shares of the registrant's common stock outstanding (excluding 35,393,932 shares held in treasury), par value $0.01 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the fiscal year end of June 30, 2013 are incorporated by reference into Part III.

TABLE OF CONTENTS

		PAGE
PART I.		3
ITEM 1.	Business	4
ITEM 1A.	Risk Factors	14
ITEM 1B.	Unresolved Staff Comments	22
ITEM 2.	Properties	22
ITEM 3.	Legal Proceedings	22
ITEM 4.	Mine Safety Disclosures	22
PART II.		23
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	23
ITEM 6.	Selected Financial Data	26
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	27
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	48
ITEM 8.	Financial Statements and Supplementary Data	49
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	84
ITEM 9A.	Controls and Procedures	84
ITEM 9B.	Other Information	85
PART III.		86
ITEM 10.	Directors, Executive Officers and Corporate Governance	86
ITEM 11.	Executive Compensation	86
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	86
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	86
ITEM 14.	Principal Accounting Fees and Services	86
PART IV.		87
ITEM 15.	Exhibits, Financial Statement Schedules	87

PART I.

Forward-Looking Statements

This Annual Report on Form 10-K may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words such as "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. In particular, information appearing under "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" includes forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include:

- the success of Broadridge Financial Solutions, Inc. ("Broadridge®" or the "Company") in retaining and selling additional services to its existing clients and in obtaining new clients;
- Broadridge's reliance on a relatively small number of clients, the continued financial health of those clients, and the continued use by such clients of Broadridge's services with favorable pricing terms;
- changes in laws and regulations affecting Broadridge's clients or the investor communication services provided by Broadridge;
- declines in participation and activity in the securities markets;
- any material breach of Broadridge security affecting its clients' customer information;
- the failure of our outsourced data center services provider to provide the anticipated levels of service;
- a disaster or other significant slowdown or failure of Broadridge's systems or error in the performance of Broadridge's services;
- overall market and economic conditions and their impact on the securities markets;
- Broadridge's failure to keep pace with changes in technology and demands of its clients;
- the ability to attract and retain key personnel;
- the impact of new acquisitions and divestitures; and
- competitive conditions.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You should carefully read the factors described in the "Risk Factors" section of this Annual Report on Form 10-K for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

All forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are expressly qualified in their entirety by the cautionary statements included in this Annual Report on Form 10-K. We disclaim any obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

ITEM 1. Business

Overview

Broadridge is a leading global provider of investor communications and technology-driven solutions to banks, broker-dealers, mutual funds and corporate issuers. Our systems and services include investor communication solutions, and securities processing and business process outsourcing services. In short, we provide the infrastructure that helps the financial services industry operate. With over 50 years of experience, we provide financial services firms with advanced, dependable, scalable and cost-effective integrated systems. Our systems help reduce the need for clients to make significant capital investments in operations infrastructure, thereby allowing them to increase their focus on core business activities.

We deliver a broad range of solutions that help our clients better serve their retail and institutional customers across the entire investment lifecycle, including pre-trade, trade, and post-trade processing. We serve a large and diverse client base across our four businesses: Bank/Broker-Dealer Communications, Mutual Fund and Retirement Solutions, Corporate Issuer Solutions, and Bank/Broker-Dealer Technology and Operations. Our businesses operate in two business segments: Investor Communication Solutions and Securities Processing Solutions.

Investor Communication Solutions

Our Bank/Broker-Dealer Communications, Mutual Fund and Retirement Solutions and Corporate Issuer Solutions businesses operate within this segment. A large portion of our Investor Communication Solutions business involves the processing and distribution of proxy materials to investors in equity securities and mutual funds, as well as the facilitation of related vote processing. ProxyEdge®, our innovative electronic proxy delivery and voting solution for institutional investors and financial advisors, helps ensure the participation of the largest stockholders of many companies. We also provide the distribution of regulatory reports and corporate action/reorganization event information, as well as tax reporting solutions that help our clients meet their regulatory compliance needs. In addition, we provide financial information distribution and transaction reporting services to both financial institutions and securities issuers. These services include the processing and distribution of account statements and trade confirmations, traditional and personalized document fulfillment and content management services, marketing communications, and imaging, archival and workflow solutions that enable and enhance our clients' communications with investors. All of these communications are delivered through paper or electronic channels. In addition, Broadridge provides corporate issuers with registered proxy services as well as registrar, stock transfer and record-keeping services.

- **Bank/Broker-Dealer Communications**: Broadridge is the leader in corporate governance activities, processing approximately 85% of the outstanding shares in the United States ("U.S."), and approximately 72% of the shares voted outside the U.S. in the performance of our proxy services. We process approximately two billion investor communications annually through a combination of physical and electronic channels.
- **Mutual Fund and Retirement Solutions**: Broadridge is the leading independent provider of retirement fund processing and provides unique data-driven market intelligence, specialized marketing communications and fund governance.
- **Corporate Issuer Solutions**: Broadridge serves corporate issuers with a variety of their needs including proxy and transfer agency services, both domestically and globally.

Securities Processing Solutions

Our Bank/Broker-Dealer Technology and Operations business operates within this segment. We offer a suite of advanced computerized real-time transaction processing services that automate the securities transaction lifecycle, from desktop productivity tools, data aggregation, performance reporting, and portfolio management to order capture and execution, trade confirmation, settlement, and accounting. Our services help financial institutions efficiently and cost-effectively consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. With multi-currency capabilities, our Global Processing Solution supports real-time global trading of equity, option, mutual fund, and fixed income securities in established and emerging markets. In addition, our business process outsourcing services allow broker-dealers to outsource certain administrative functions relating to clearing and settlement, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their businesses.

- **Bank/Broker-Dealer Technology and Operations**: Broadridge is the leading back- and middle-office securities processing platform for North American and global broker-dealers. Provided on an application service provider ("ASP") basis, Broadridge's platform is a global market solution, clearing and settling in over 50 countries. Broadridge processes on average over $5 trillion in equity and fixed income trades per day of U.S. and Canadian securities, including approximately 60% of U.S. fixed income trades.

History and Development of Our Company

We are the former Brokerage Services division of Automatic Data Processing, Inc. ("ADP"). Broadridge was incorporated in Delaware as a wholly-owned subsidiary of ADP on March 29, 2007 in anticipation of our spin-off from ADP. Six years ago, we spun off from ADP and began operating as an independent public company on March 30, 2007. Our company has over 50 years of history in providing innovative solutions to financial services firms and publicly-held companies. In 1962, the Brokerage Services division of ADP opened for business with one client, processing an average of 300 trades per night. In 1979, we expanded our U.S.-based securities processing solutions to process Canadian securities.

We made significant additions to our Securities Processing Solutions business through two key acquisitions in the mid-1990s. In 1995, we acquired a London-based provider of multi-currency clearance and settlement services, to become a global supplier of transaction processing services. In 1996, we acquired a provider of institutional fixed income transaction processing systems.

We began offering our proxy services in 1989. The proxy services business, which started what has become our Investor Communication Solutions business, leveraged the information processing systems and infrastructure of our Securities Processing Solutions business. Our proxy services offering attracted 31 major clients in its first year of operations. In 1992, we acquired The Independent Election Corporation of America which further increased our proxy services capabilities. By 1999, we were handling over 90% of the investor communication distributions for securities held of record by banks and broker-dealers in the U.S.—from proxy statements to annual reports. During the 1990s, we expanded our proxy services business to serve security owners of Canadian and United Kingdom issuers and we began offering a complete outsourced solution for international proxies.

In 1994, we began offering ProxyEdge, our innovative electronic proxy delivery and voting solution for institutional investors that helps ensure the participation of the largest stockholders of many companies. In 1998, having previously provided print and distribution services as an accommodation to our securities processing and proxy clients, we decided to focus on account statement and reporting services. In 2001, we developed and released PostEdge® to meet the need for electronic distribution and archiving of all investor communications.

Three years ago, Broadridge entered the transfer agency business through its acquisition of a provider of registrar, stock transfer and record-keeping services. In fiscal year 2011, the Company acquired three businesses in the Investor Communication Solutions segment. In August 2010, the Company acquired NewRiver, Inc. ("NewRiver®"), a leader in mutual fund electronic investor disclosure solutions. In December 2010, the Company acquired Forefield, Inc. ("Forefield®"), a leading provider of real-time sales, education and client communication solutions for financial institutions and their advisors. In January 2011, the Company acquired Matrix Financial Solutions, Inc. ("Matrix®"). Matrix is a provider of mutual fund processing services for third party administrators, financial advisors, banks and wealth management professionals. Matrix's back-office, trust, custody, trading and mutual fund settlement services are integrated into our product suite thereby strengthening Broadridge's role as a provider of data processing and distribution channel solutions to the mutual fund industry.

The Company has also acquired businesses in the Securities Processing Solutions segment. In fiscal year 2010, the Company acquired City Networks Ltd ("City Networks®"), a leading software and services provider of reconciliation, multi-asset process automation and operational risk management solutions to the global financial services industry. In fiscal year 2012, the Company acquired Paladyne Systems, Inc. ("Paladyne®"), a provider of buy-side technology solutions for the global investment management industry.

The Broadridge Business

Investor Communication Solutions

A majority of publicly-traded shares are not registered in companies' records in the names of their ultimate beneficial owners. Instead, a substantial majority of all public companies' shares are held in "street name," meaning that they are held of record by broker-dealers or banks through their depositories. Most street name shares are registered in the name "Cede & Co.," the name used by The Depository Trust and Clearing Corporation ("DTCC"), which holds shares on behalf of its participant broker-dealers and banks. These participant broker-dealers and banks (which are known as nominees because they hold securities in name only) in turn hold the shares on behalf of their clients, the individual beneficial owners. Nominees, upon request, are required to provide companies with lists of beneficial owners who do not object to having their names, addresses, and share holdings supplied to companies, so called "non-objecting beneficial owners" (or "NOBOs"). Objecting beneficial owners (or "OBOs") may be contacted directly only by the broker-dealer or bank.

Because DTCC's role is only that of custodian, a number of mechanisms have been developed in order to pass the legal rights it holds as the record owner (such as the right to vote) to the beneficial owners. The first step in passing voting rights down the chain is the "omnibus proxy," which DTCC executes to transfer its voting rights to its participant nominees.

Under applicable rules, nominees must deliver proxy materials to beneficial owners and request voting instructions. Nominees are often prohibited by applicable New York Stock Exchange ("NYSE"), or other self-regulatory organization ("SRO") rules, or by express agreements with their customers from voting the securities held in their customers' accounts in the absence of receiving such customers' voting instructions.

A large number of nominees have contracted out the administrative processes of distributing proxy materials and tabulating voting instructions to us. Nominees accomplish this by transferring to us via powers of attorney the authority to execute a proxy, which authority they receive from DTCC (via omnibus proxy). We then distribute the proxy materials and voting instruction forms (known as "VIFs") to beneficial owners.

The Securities and Exchange Commission's (the "SEC") rules require public companies to reimburse nominees for the expense of distributing stockholder communications to beneficial owners of securities held in street name. The reimbursement rates are set forth in the rules of SROs, including the NYSE. We act as a billing and collection agent for many nominees with respect to this reimbursement. We bill public companies on behalf of the nominees, collect the fee and remit to the nominee any difference between the fee that the nominee is entitled to collect and the amount that the nominee has agreed to pay us for our services. In addition, the NYSE rules establish fees specifically for the services provided by intermediaries in the proxy process such as Broadridge.

We also compile NOBO lists on behalf of nominees in response to requests from issuers. The preparation of NOBO lists is subject to reimbursement by the securities issuers requesting such lists to the broker-dealers. The reimbursement rates are based on the number of NOBOs on the list produced pursuant to NYSE or other SRO rules. Such rules also provide for certain fees to be paid to third party intermediaries who compile such NOBO lists. We function as such an intermediary in the NOBO process.

We also provide proxy distribution, vote tabulation, and various additional investor communication tools and services to institutional investors, corporate issuers, and investment companies.

The services we provide in this segment represented approximately 73%, 71%, and 72% of our total Revenues in fiscal years 2013, 2012, and 2011, respectively. These services include the following:

Bank and Brokerage Offerings. We handle the entire proxy materials distribution and voting process for our bank and broker-dealer clients on-line and in real-time, from coordination with third-party entities to ordering, inventory maintenance, mailing, tracking and vote tabulation. We offer electronic proxy delivery services for the electronic delivery of proxy materials to investors and collection of consents; maintenance of a database that contains the delivery method preferences of our clients' customers; posting of documents on the Internet; e-mail notification to investors notifying them that proxy materials are available; and proxy voting over the Internet, mobile devices and tablets. We also have the ability to combine stockholder communications for multiple stockholders residing at the same address which we accomplish by having ascertained the delivery preferences of investors. In addition, we provide a complete outsourced solution for the processing of international proxies. We also provide a complete reorganization communications solution to notify investors of reorganizations or corporate action events such as tender offers, mergers and acquisitions, bankruptcies, and class action lawsuits.

We also offer our bank and brokerage clients financial information distribution and transaction reporting services to help them meet their regulatory compliance requirements and business needs including: prospectus fulfillment services; electronic prospectus services; PostEdge, our electronic document archival and electronic delivery solution for documents including trade confirmations, tax documents and account statements; marketing communications; imaging, archival and workflow solutions; and on-demand digital print services. In addition, we offer our Mailbox products—Advisor Mailbox™ and Investor Mailbox®—which provide a holistic network environment that supports and complements any investor communication strategy. Advisor Mailbox is the latest complement to our Investor Mailbox solution, our service providing the electronic delivery of investor communications to our clients' websites, creating investor access to regulatory delivery notices, day-to-day account and investment information and convenient response tools. Our Advisor Mailbox is an electronic communications platform for financial advisors that delivers immediate electronic access to the communications and documents sent to such advisors' customers. Advisor Mailbox streamlines multiple communication paths for all investor-related documents into a single-visit portal that is integrated onto an advisor's platform.

We also provide tax services to financial services firms that support their various information year-end reporting (e.g., Forms 1099) and withholding requirements, with a focus on securities and fund processing/clearance operations. Our tax data services provide tax content and data management, including securities tax classifications and reclassifications, calculations of original issue discount and other accrual and cost basis adjusting events. Our tax managed services provide technology and personnel outsourcing, withholding services and client reporting, including print/electronic distribution and archival.

In fiscal year 2011, the Company acquired NewRiver, a leader in mutual fund electronic investor disclosure solutions. NewRiver has provided the Company with important capabilities for the broker-dealer and retirement and annuity markets. Specifically, its proprietary extraction, normalization and presentment capabilities from the SEC's EDGAR database have enabled us to enhance our prospectus post-sale fulfillment operations by moving to an on-demand solution. This process provides efficiency for our clients as it reduces their reliance on offset print and fund delivered inventory. Broadridge has also been able to leverage the intellectual property in this business to provide portfolio-specific solutions for the retirement and annuity markets. Through our integration of this functionality into our existing capabilities, we offer a new and efficient fulfillment model for regulatory and compliance mailings.

The Company also acquired Forefield in fiscal year 2011, a leading provider of real-time sales, education and client communication solutions for financial institutions and their advisors. Forefield has expanded its services portfolio to leverage its industry leading financial content for use by financial services firms in their social media content libraries. Forefield also provides an advisor website product that can be populated with

Forefield's content or content created by the advisor. Forefield continues to develop new applications that further the goal of creating timely, accurate and meaningful communications for both advisors and their clients. For example, Forefield's *Women's Resource Center*, which contains a broad selection of content for both the advisor and their client, focuses specifically on the requirements and challenges faced by women investors.

Institutional Investor Offerings. We provide a suite of services to manage the entire proxy voting process of institutional investors, including fulfilling their fiduciary obligations and meeting their reporting needs such as ProxyEdge, our workflow solution that integrates ballots for positions held across multiple custodians and presents them under a single proxy. Voting can be instructed for the entire position, by account vote group or on an individual account basis either manually or automatically based on the recommendations of participating governance research providers. ProxyEdge also provides for client reporting and regulatory reporting. ProxyEdge can be utilized for meetings of U.S. and Canadian companies and for meetings in many non-North American countries based on the holdings of our global custodian clients. ProxyEdge is offered in several languages and there are currently 4,500 ProxyEdge users worldwide.

Corporate Issuer Offerings. We are the largest processor and provider of investor communication solutions to public companies. We offer our corporate issuer clients many tools to facilitate their communications with investors such as Internet and telephone proxy voting, electronic delivery of corporate filings, and householding of communications to stockholders at the same address. One of our opportunities for growth in the Investor Communication Solutions segment involves serving corporate issuer clients in providing communications services to registered stockholders—that is, stockholders who do not hold their shares through a broker-dealer in street name. We also offer proxy services to non-North American corporate issuers in connection with their general and special meetings of stockholders. Our corporate issuer services include ShareLink®, which provides complete project management for the beneficial and registered proxy process.

We also provide registrar, stock transfer and record-keeping services. Our strategy in the transfer agency business is to address the needs public companies have expressed for lower cost, more reliable stockholder record maintenance and communication services. We intend to accomplish this by leveraging our existing investor communications and securities processing capabilities to enable us to deliver enhanced transfer agency services to corporate issuers. In addition, we can offer issuers and their shareholders the ability to migrate their shareholders' holdings from registered to beneficial ownership, thereby creating efficiencies for issuers and greater convenience for their shareholders.

Our Shareholder Forum™ solution is an online venue that offers public companies the ability to host structured, controlled communication with their shareholders on a timely and regular basis. Validated shareholders can submit questions, answer surveys in preparation of the annual meeting and year-round, and communicate in various ways with a corporation. Our Virtual Shareholder Meeting™ service provides corporate issuers in a number of states with the ability to host their annual meeting electronically on the Internet, either on a stand-alone basis, or in conjunction with their physical annual meeting. As the entity that provides beneficial shareholder proxy processing on behalf of many banks and brokerage firms, we can provide shareholder validation and voting to companies that want to hold virtual meetings.

Mutual Fund Offerings. We provide a full range of tools that enable mutual funds to communicate with large audiences of investors efficiently, reliably, and often with substantial cost savings. Our solutions allow mutual funds to centralize all investor communications through one resource. We also provide printing and mailing of regulatory reports, prospectuses and proxy materials, as well as proxy solicitation services. In addition, we distribute marketing communications and informational materials and create on-demand enrollment materials for mutual fund investors. Our position in the industry enables us to manage the entire communication process with both registered and beneficial stockholders. Our Access Data SalesVision® platform provides comprehensive data aggregation and data management solutions. SalesVision is software delivered as a service and assists mutual funds in processing commission and distribution payments, monitoring their compliance with regulatory requirements, and assembling shareholder and intermediary data in a form to better drive their sales strategy and marketing programs.

In addition, we provide mutual fund processing services for third party administrators, financial advisors, banks and wealth management professionals through our subsidiary Matrix, which was acquired in fiscal year 2011. Our back-office, trust, custody, trading and mutual fund settlement services are integrated into our product suite, thereby strengthening our role as a provider of data processing and distribution channel solutions to the mutual fund industry.

Securities Processing Solutions

Transactions involving securities and other financial market instruments originate with an investor, who places an order with a broker who in turn routes that order to an appropriate market for execution. At that point, the parties to the transaction coordinate payment and settlement of the transaction through a clearinghouse. The records of the parties involved must then be updated to reflect completion of the transaction. Tax, custody, accounting and record-keeping requirements must be complied with in connection with the transaction and the customer's account information must correctly reflect the transaction. The accurate processing of trading activity and custody activity requires effective automation and information flow across multiple systems and functions within the brokerage firm and across the systems of the various parties that participate in the execution of a transaction.

Our securities processing solutions automate the transaction lifecycle of equity, mutual fund, fixed income, and option securities trading operations, from order capture and execution through trade confirmation, settlement, custody and accounting. Our services facilitate the automation of straight-through-processing operations and enable financial institutions to efficiently and cost-effectively consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. With our multi-currency capabilities, we support trading activities on a global basis.

In September 2011, we acquired Paladyne, a provider of buy-side technology solutions for the global investment management industry. Paladyne provides front-, middle-, and back-office solutions such as Order Management, Data Warehousing, Reporting and Portfolio Accounting to hedge funds, investment managers and the providers that service this space (prime brokers, hedge fund administrators and custodians). The scope of Paladyne's client base includes start-up or emerging managers through some of the largest global hedge fund complexes and global administrators. We have integrated our business process outsourcing expertise with the Paladyne technology solutions to offer a set of managed services to the buy-side of the industry. Paladyne has enhanced the asset classes we service and expanded our global footprint and market coverage.

In March 2010, we entered into an Information Technology Services Agreement (the "IT Services Agreement") with International Business Machines Corporation ("IBM"), under which IBM provides certain aspects of our information technology infrastructure. The migration of our data center processing from ADP to IBM was completed in August 2012.

Our securities processing services represented approximately 27%, 29%, and 28% of our total Revenues in fiscal years 2013, 2012, and 2011, respectively. These services include the following:

North American Processing Services. We provide a set of sophisticated, multi-currency systems that support real-time processing of securities transactions in North American equities, options, fixed income securities, and mutual funds. Brokerage Processing Services ("BPS") is our core multi-currency back-office processing system that supports real-time processing of transactions in the U.S. markets. BPS handles everything from order management to clearance/settlement and custody, and assists our clients in meeting their regulatory reporting and other back-office requirements. BPS is provided on a hosted ASP basis. We also offer a version of BPS for processing Canadian securities. In addition to our BPS offering, we provide specialized transaction processing tools and services for small to mid-market financial firms in Canada. We also provide state-of-the-art fixed income transaction processing capabilities and support for front-, middle-, and back-office functions. Our securities processing services can be integrated with our web-based desktop applications, wealth management tools, enterprise workflow, automated inquiry reporting and record-keeping services.

International Processing Services. We provide advanced multi-currency transaction processing solutions for institutional and retail securities operations, corporate actions, and business process outsourcing services such as data cleansing. Our Global Processing Solution is our integrated delivery of multiple securities processing products and services to create a comprehensive system that is capable of processing transactions in equity, option, mutual fund, and fixed income securities in established and emerging markets, at any time. Its advanced real-time processes automate the securities transaction lifecycle from order capture and execution through confirmation, settlement, and accounting.

Business Process Outsourcing Services. We also provide business process outsourcing services relating to a variety of securities clearing, record-keeping, and custody-related functions. Our clients execute and clear their securities transactions and engage us to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, we are not the broker-dealer of record.

Broadridge's Integrated Solutions

Our core systems for processing equity, option, and mutual fund transactions in the U.S. markets can also be combined with our specialized systems for processing fixed income and international securities transactions. These specialized securities processing services can be fully integrated with business process outsourcing services. In addition, our clients can integrate our securities processing and business process outsourcing services with our other services including: (i) the processing of trade confirmations and account statements, delivered in paper or electronically; (ii) equity and mutual fund prospectus processing; (iii) automated workflow tools that help our clients streamline their securities processing and operations activities; and (iv) a full suite of wealth management products including data aggregation tools, end-customer websites, broker desktop, financial planning and modeling tools, performance reporting and portfolio accounting.

Clients

We serve a large and diverse client base in the financial services industry including retail and institutional brokerage firms, global banks, mutual funds, annuity companies, institutional investors, specialty trading firms, clearing firms, third party administrators, and hedge funds. We also provide services to corporate issuers.

In fiscal year 2013, we:

- processed approximately 85% of the outstanding shares in the U.S. in the performance of our proxy services;
- processed approximately two billion investor communications through either paper or electronic channels;
- processed on average over $5 trillion in equity and fixed income trades per day of U.S. and Canadian securities, including approximately 60% of U.S. fixed income trades; and
- provided fixed income trade processing services to 15 of the 21 primary dealers of fixed income securities in the U.S.

In fiscal year 2013, we derived approximately 25% of our consolidated revenues from five clients. Our largest single client accounted for approximately 6% of our consolidated revenues.

Competition

We operate in a highly competitive industry. Our Investor Communication Solutions business competes with companies that provide investor communication and corporate governance solutions including transfer agents who handle communication services to registered (non-beneficial) securities holders, proxy advisory firms, proxy solicitation firms and other proxy services providers. We also face competition from numerous firms in the compiling and printing of transaction confirmations and account statements. Our Securities

Processing Solutions business principally competes with brokerage firms that perform their trade processing in-house, and with numerous other outsourcing vendors. Our back-office support services offered through this segment also compete with very large financial institutions that manage their own back-office record-keeping operations. In many cases, clients engage us only to perform certain functions, such as back-office processing, and do not outsource their other functions such as clearing operations support that we would also perform for them.

Technology

We have several information processing systems which serve as the core foundation of our technology platform. We leverage these systems in order to provide our services. We are committed to maintaining extremely high levels of quality service through our skilled technical employees and the use of our technology within an environment that seeks continual improvement.

Our mission-critical applications are designed to provide high levels of availability, scalability, reliability, and flexibility. They operate on industry standard enterprise architecture platforms that provide high degrees of horizontal and vertical scaling. This scalability and redundancy allows us to provide high degrees of system availability. In March 2010, we entered into the IT Services Agreement with IBM, under which IBM performs a broad range of technology services including supporting our mainframe, midrange, open systems, network and data center operations, as well as providing disaster recovery services. We have the option of incorporating additional services into the agreement over time. The IT Services Agreement expires on June 30, 2022. We have the right to renew it for up to an additional 12-month term. Our principal data center systems and applications had previously been operated and managed by ADP. The migration of our data center processing from ADP to IBM was completed in August 2012.

We have the right to terminate the IT Services Agreement for several reasons including for cause, for convenience, or in the event of a change of ownership control of IBM. However, several of the grounds for termination of the IT Services Agreement by Broadridge require us to pay a termination fee to IBM. IBM also has certain termination rights in the event of a material breach of the Company's obligations under the IT Services Agreement and its failure to cure.

Most of our systems and applications process in Tier III+ and Tier IV data centers. Tier III+ and Tier IV data centers employ multiple active power and cooling distribution paths, redundant components, and are capable of providing 99.995% availability. Tier III+ and Tier IV data centers provide infrastructure capacity and capability to permit any planned activity without disruption to the critical load, and can sustain at least one worst-case, unplanned failure or event with no critical load impact. Our geographically dispersed processing centers also provide disaster recovery and business continuity processing.

To further demonstrate our commitment to maintaining the highest levels of quality service and client satisfaction within an environment that fosters continual improvement, our data centers are International Organization for Standardization ("ISO") 9001:2000 certified. In addition, Broadridge's core applications and facilities for the provision of our proxy, U.S. equity and fixed income securities processing services, and IBM's data centers are ISO 27001 certified. This security standard specifies the requirements for establishing, implementing, operating, monitoring, reviewing, maintaining and improving a documented Information Security Management System within the context of the organization's overall business risks. It specifies the requirements for the implementation of security controls customized to the needs of individual organizations. This standard addresses confidentiality, access control, vulnerability, business continuity, and risk assessment.

Product Development. Our products and services are designed with reliability, availability, scalability, and flexibility so that we can fully meet our clients' processing needs. These applications are built in a manner which allows us to meet the breadth and depth of requirements of our financial services industry clients in a highly efficient manner. We continually upgrade, enhance, and expand our existing products and services taking into account input from clients, industry-wide initiatives and regulatory changes affecting our clients.

Intellectual Property. We own registered marks for our trade name and own or have applied for trademark registrations for many of our services and products. We regard our products and services as proprietary and utilize internal security practices and confidentiality restrictions in contracts with employees, clients, and others for protection. We believe that we hold all proprietary rights necessary to conduct our business.

Employees

At June 30, 2013, we had approximately 6,400 employees. None of our employees is subject to collective bargaining agreements governing their employment with our company. We believe that our employee relations are good.

Regulation

The securities and financial services industries are subject to extensive regulation in the U.S. and in other jurisdictions. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets.

In the U.S., the securities and financial services industries are subject to regulation under both federal and state laws. At the federal level, the SEC regulates the securities industry, along with the Financial Industry Regulatory Authority, Inc. ("FINRA"), the various stock exchanges, and other SROs. Our Investor Communication Solutions and Securities Processing Solutions businesses are generally not directly subject to federal, state, or foreign laws and regulations that are specifically applicable to financial institutions. However, as a provider of services to financial institutions and issuers of securities, our services are provided in a manner to assist our clients in complying with the laws and regulations to which they are subject, such as our proxy distribution, processing, and voting services. As a result, the services we provide may change as applicable SEC, FINRA and SRO regulations are revised. For example, in 2007 the SEC amended the proxy rules to allow public companies to follow a "notice and access" model of proxy material delivery. The SEC's notice and access rules caused us to develop and offer a number of new and additional services.

On July 14, 2010, the SEC voted unanimously to issue for public comment a concept release (the "Concept Release") focusing on a wide range of topics related to the U.S. proxy system. The Concept Release was organized by the three general topics on which the SEC sought public input: (1) ensuring the accuracy, transparency, and efficiency of the voting process, (2) enhancing shareholder communication and participation, and (3) addressing the relationship between voting power and economic interest. The comment period on the Concept Release ended in 2010. The SEC may, but is not necessarily required to, engage in rulemaking with respect to the topics addressed by the Concept Release. In September 2010, the NYSE formed the Proxy Fee Advisory Committee made up of issuers, broker-dealers and investors to review the NYSE proxy distribution fees. In May 2012, the Proxy Fee Advisory Committee issued its recommendations on the fees paid by issuers for the distribution of proxy materials to beneficial shareholders. The proposed changes in fees are subject to SEC approval. We will monitor any future actions taken by the SEC, the SROs or other participants in the proxy process with respect to the Concept Release and the NYSE's fee proposal. If changes are made to the U.S. proxy system, we expect to continue to adapt our business practices and service offerings to assist our clients in fulfilling their obligations under any new or modified legal requirements and industry practices.

Certain of our securities processing operations are periodically reviewed by the U.S. Federal Financial Institutions Examination Council ("FFIEC") under its authority to examine financial institutions' technology service providers. Examinations by the FFIEC cover areas such as data integrity and data security. A sufficiently unfavorable review from the FFIEC could result in our clients not being allowed to use our services.

Our business process outsourcing and mutual fund processing services are performed by a registered broker-dealer. As a registered broker-dealer and member of FINRA, it is subject to regulations concerning many aspects of its business, including trade practices, capital requirements, record retention, money laundering prevention, the protection of customer funds and customer securities, and the supervision of the conduct of directors, officers and employees. A failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders, or the suspension or revocation of SEC or FINRA authorization granted to allow the operation of its business or disqualification of its directors, officers or employees. In addition, as a registered broker-dealer, it is required to participate in the Securities Investor Protection Corporation ("SIPC") for the benefit of customers. In addition, MG Trust Company, LLC ("MG Trust Company®"), a subsidiary of Matrix, is a Colorado State non-depository trust company whose primary business is to provide cash agent, custodial and directed or non-discretionary trust services to institutional customers. MG Trust Company operates pursuant to the rules and regulations of the Colorado Division of Banking.

In addition, our business process outsourcing services are subject to regulatory oversight by the SEC and FINRA. The recent economic turmoil has resulted in increased regulatory scrutiny of the securities industry including the outsourcing of regulatory functions. This oversight could result in the future enactment of more restrictive laws or rules with respect to business process outsourcing. We will monitor any future actions taken by the SEC and FINRA, and if new requirements are enacted, we expect to adapt our business practices and service offerings to assist our clients in fulfilling their obligations under any new or modified legal requirements and industry practices. In addition, if we expand our business process outsourcing services into other countries in the future, we will be required to comply with the regulatory controls of each country in which we conduct business.

Our transfer agency business, Broadridge Corporate Issuer Solutions, Inc., is subject to certain rules and regulations promulgated by the SEC, including without limitation, with respect to registration with the SEC, annual reporting, examination, internal controls, proper disposal of shareholder information and obligations relating to its operations. Our transfer agency business has been formally approved by the NYSE to act as a transfer agent or registrar for issuers of NYSE listed securities and is subject to certain NYSE requirements concerning operational standards. Furthermore, it is also subject to U.S. Internal Revenue Service (the "IRS") and postal regulations, as well as certain provisions of the Gramm-Leach-Bliley Act and the Federal Trade Commission's regulations with respect to maintenance of information security safeguards.

Privacy and Information Security Regulations

The processing of personal information is required to provide our services. Data privacy laws and regulations in the U.S. and foreign countries apply to the collection, transfer, use, storage, and destruction of personal information. In the U.S., the federal Gramm-Leach-Bliley Act, which applies to financial institutions, applies to certain aspects of our business process outsourcing services, mutual fund processing and transfer agency businesses and to the services that involve data processing for financial institutions, and applies indirectly to our other businesses through contractual commitments with our clients and through industry standards. In addition, state privacy and information security laws, and consumer protection laws, which apply to businesses that collect or process personal information, also apply directly to our businesses. These laws may require notification to affected individuals, state officers, and consumer reporting agencies in the event of a security breach that results in unauthorized access to or disclosure of certain non-public personal information. These regulations and laws also impose requirements for safeguarding personal information through internal policies and procedures.

Similar data privacy laws related to the collection, transfer, use, and storage of personal information exist outside of the U.S., such as the European Union's 95/46 EC Directive of the European Parliament, Canada's Personal Information Protection and Electronic Documents Act, individual European national laws, and data privacy laws of other countries. In some cases, these laws may be more restrictive and may require different compliance requirements than the Gramm-Leach-Bliley Act, the U.S. state privacy laws or consumer protection laws, and may impose additional duties on companies.

There has been increased public attention regarding the corporate use of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer privacy.

The law in these areas is not consistent or settled. While we believe that Broadridge is compliant with its regulatory responsibilities, the legal, political, and business environments in these areas are rapidly changing, and subsequent legislation, regulation, litigation, court rulings, or other events could expose Broadridge to increased program costs, liability, and possible damage to our reputation.

Other

Our businesses, both directly and indirectly, rely on the Internet and other electronic communications gateways. We intend to expand our use of these gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, governmental agencies within the U.S. and other jurisdictions are beginning to address regulatory issues that may arise in connection with the use of the Internet. Accordingly, new regulations or interpretations may be adopted that constrain our own and our clients' abilities to transact business through the Internet or other electronic communications gateways.

Seasonality

Processing and distributing proxy materials and annual reports to investors in equity securities and mutual funds comprises a large portion of our Investor Communication Solutions business. We process and distribute the greatest number of proxy materials and annual reports during our fourth fiscal quarter (the second quarter of the calendar year). The recurring periodic activity of this business is linked to significant filing deadlines imposed by law on public reporting companies and mutual funds. Historically, this has caused our revenues, operating income, net earnings, and cash flows from operating activities to be higher in our fourth fiscal quarter than in any other quarter. The seasonality of our revenues makes it difficult to estimate future operating results based on the results of any specific fiscal quarter and could affect an investor's ability to compare our financial condition, results of operations, and cash flows on a fiscal quarter-by-quarter basis.

Segment and Geographic Area Financial Information

You can find financial information regarding our operating segments and our geographic areas in Note 18, "Financial Data By Segment" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K.

Available Information

Our headquarters are located at 1981 Marcus Avenue, Lake Success, New York 11042, and our telephone number is (516) 472-5400.

We maintain an Investor Relations website on the Internet at www.broadridge-ir.com. We make available free of charge, on or through this website, our annual, quarterly and current reports, and any amendments to those reports as soon as reasonably practicable following the time they are electronically filed with or furnished to the SEC. To access these reports, just click on the "SEC Filings" link found at the top of our Investor Relations page. You can also access our Investor Relations page through our main website at www.broadridge.com by clicking on the "Investor Relations" link, which is located at the top of our homepage. Information contained on our website is not incorporated by reference into this Annual Report on Form 10-K or any other report filed with or furnished to the SEC.

ITEM 1A. Risk Factors

You should carefully consider each of the following risks and all of the other information set forth in this Annual Report on Form 10-K or incorporated by reference herein. Based on the information currently known to us, we believe that the following information identifies the material risk factors affecting our company. However, additional risks and uncertainties not currently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develop into actual events, they could have a material adverse effect on our business, financial condition, or results of operations.

Consolidation in the financial services industry could adversely affect our revenues by eliminating some of our existing and potential clients and could make us increasingly dependent on a more limited number of clients.

There has been and continues to be merger, acquisition, and consolidation activity in the financial services industry. In recent years, the economic slowdown and in particular, its impact on the financial services industry, resulted in increased mergers or consolidations of our clients. Mergers or consolidations of financial institutions could reduce the number of our clients and potential clients. If our clients merge with or are acquired by other firms that are not our clients, or firms that use fewer of our services, they may discontinue or reduce the use of our services. In addition, it is possible that the larger financial institutions resulting from mergers or consolidations could decide to perform in-house some or all of the services that we currently provide or could provide. Any of these developments could have a material adverse effect on our business and results of operations.

A large percentage of our revenues are derived from a small number of clients in the financial services industry.

In fiscal year 2013, we derived approximately 25% of our consolidated revenues from our five largest clients and approximately 60% of the revenues of our Securities Processing Solutions segment from the 15 largest clients in that segment. Our largest single client accounted for approximately 6% of our consolidated revenues. While these clients generally work with multiple business segments, the loss of business from any of these clients due to merger or consolidation, financial difficulties or bankruptcy, or the termination or non-renewal of contracts would have a material adverse effect on our revenues and results of operations. Also, in the event a client experiences financial difficulties or bankruptcy resulting in a reduction in their demand for our services or loss of the client's business, in addition to losing the revenue from that client, the Company would be required to write-off any investments made by the Company in connection with that client. Under a number of our contracts, our clients have the opportunity to renegotiate their contracts with us and to consider whether to renew their contracts or engage one of our competitors to provide services. If we are not successful in achieving high renewal rates with favorable terms, particularly with these clients, our revenues from such renewals and the associated earnings could be negatively impacted. In addition, the current economic slowdown and its specific impact on the financial services industry, has resulted in increased pricing pressure, particularly with respect to our Securities Processing Solutions business.

The financial services industry has experienced increasing scrutiny by regulatory authorities in recent years and further changes in legislation or regulations may adversely affect our ability to conduct our business or may reduce our profitability.

The legislative and regulatory environment of the financial services industry has recently undergone significant change and may undergo further change in the future. The SEC, FINRA, various stock exchanges, and other U.S. and foreign governmental or regulatory authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. These legislative and regulatory initiatives may adversely affect the way in which we conduct our business and may make our business less profitable. Also, changes in the interpretation or enforcement of existing laws and regulations by those entities may adversely affect our business.

Our Investor Communication Solutions and Securities Processing Solutions businesses are generally not directly subject to federal, state, or foreign laws and regulations that are specifically applicable to financial institutions. However, as a provider of services to financial institutions and issuers of securities, our services are particularly sensitive to changes in laws and regulations governing our clients and the securities markets. In 2010, the SEC issued the Concept Release focused on a wide range of topics related to the U.S. proxy system.

The SEC may, but is not necessarily required to, engage in rulemaking with respect to the topics addressed by the Concept Release. In September 2010, the NYSE formed the Proxy Fee Advisory Committee made up of issuers, broker-dealers and investors to review the NYSE proxy distribution fees. In May 2012, the Proxy Fee Advisory Committee issued its recommendations on the fees paid by issuers for the distribution of proxy materials to beneficial shareholders. The proposed changes in fees are subject to SEC approval. We will monitor any future actions taken by the SEC, the SROs or other participants in the proxy process with respect to the Concept Release and the NYSE's fee proposal.

Certain of our securities processing operations are periodically reviewed by the FFIEC under its authority to examine financial institutions' technology service providers. Examinations by the FFIEC cover areas such as data integrity and data security. A sufficiently unfavorable review from the FFIEC could result in our clients not being allowed to use our services.

In addition, our business process outsourcing, mutual fund processing and transfer agency solutions as well as the entities providing those services are subject to regulatory oversight. Our provision of these services must comply with applicable rules and regulations of the SEC, FINRA, and various stock exchanges, state securities commissions, and other regulatory bodies charged with safeguarding the integrity of the securities markets and other financial markets and protecting the interests of investors participating in these markets. If we fail to comply with any applicable regulations in performing those services, we could lose our clients, be subject to suits for breach of contract or to governmental proceedings, censures and fines, our reputation could be harmed and we could be limited in our ability to obtain new clients. Our ability to comply with these regulations depends largely upon the maintenance of an effective compliance system which can be time consuming and costly, as well as our ability to attract and retain qualified compliance personnel.

There has been increased public attention regarding the corporate use of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security and consumer privacy. The law in these areas is not consistent or settled. While we believe that Broadridge is compliant with its regulatory responsibilities, the legal, political and business environments in these areas are rapidly changing, and subsequent legislation, regulation, litigation, court rulings or other events could expose Broadridge to increased program costs, liability, and possible damage to our reputation.

Our clients in the financial services industry are subject to increasing regulation and oversight by regulators, which could adversely affect our ability to conduct our business or may reduce our profitability.

We provide technology solutions to a large and diverse client base in the financial services industry including retail and institutional brokerage firms, global banks, mutual funds, annuity companies, institutional investors, specialty trading firms, independent broker-dealers, and clearing firms. These clients are generally subject to extensive regulation in the U.S. and in other jurisdictions. The current legislative and regulatory environment may impact the way that our clients do business in a way that could adversely impact us. For example, new regulations governing our clients could result in significant expenditures that could cause them to reduce their use of our services, seek to renegotiate existing agreements, or cease or curtail their operations, all of which could adversely impact our business. In addition, the financial services industry has experienced increased scrutiny in recent years and penalties and fines sought by regulatory authorities, including the SEC, FINRA, securities exchanges, state attorneys general and international regulators, have increased accordingly. Failure to comply with laws, regulations or policies, could result in fines, limitations on business activity or suspension or expulsion from the industry, any of which could have a material adverse effect upon our clients. Adverse regulatory actions that change our clients' businesses or adversely affect their operating results or financial condition could decrease their ability to purchase, or their demand for, our products and services, thus causing loss of business from these clients. The loss of business from our largest clients could have a material adverse effect on our revenues and results of operations.

Our revenues may decrease due to declines in the levels of participation and activity in the securities markets.

We generate significant revenues from the transaction processing fees we earn from our services. These revenue sources are substantially dependent on the levels of participation and activity in the securities markets. The number of unique securities positions held by investors through our clients and our clients' customer trading volumes reflect the levels of participation and activity in the markets, which are impacted by market prices, and the liquidity of the securities markets, among other factors. Over the past several years, the U.S. and foreign securities markets have experienced significant volatility. Sudden sharp or gradual but sustained declines in market participation and activity can result in reduced investor communications activity, including reduced proxy and event-driven communications processing such as mutual fund proxy, mergers and acquisitions and other special corporate event communications processing, and reduced trading volumes. The occurrence of any of these events would likely result in reduced revenues and decreased profitability from our business operations.

Security breaches or cybersecurity attacks could adversely affect our ability to operate, could result in personal information being misappropriated, and may cause us to be held liable or suffer harm to our reputation.

We process and transfer the personal and account information of customers of financial institutions and investors in public companies and mutual funds. In certain circumstances, vendors such as our data center services provider also have access to such information. We maintain systems and procedures including encryption, authentication technology, and transmission of data over private networks to protect against unauthorized access to electronic information and cybersecurity attacks, and we require our vendors to have adequate security if they have access to personal information. However, despite those safeguards, it is possible that unauthorized individuals could improperly access our systems or improperly obtain or disclose the personal information of our clients' customers, investors in public companies and mutual funds, or our employees. It is also possible that a vendor could intentionally or inadvertently disclose such information. Any security breach resulting in the unauthorized use or disclosure of personal information could result in interruptions to our operations or delivery of services to our clients, or the loss of critical or sensitive information, and we could be liable to parties who are financially harmed by those breaches. Our liability risk is anticipated in our services agreements with our clients and our insurance coverage. However, we may not be adequately protected against all possible losses through the terms of our services agreements and our insurance coverage. In addition, we may incur significant costs to protect against the threat of information security breaches or to respond to or alleviate problems caused by such breaches. Furthermore, a material security breach could cause us to lose revenues, lose clients or cause damage to our reputation.

We purchase a significant portion of our data center services, including disaster recovery capabilities, from a third party data center services provider, and if our data center services provider fails to adequately perform the data center services in the manner necessary to meet our clients' needs, our business, financial condition, and results of operations may be harmed.

IBM provides us with data center services under the IT Services Agreement that include supporting our mainframe, midrange, open systems, network and data center operations, as well as disaster recovery services. As a result, we currently purchase a significant portion of our data center services, including disaster recovery capabilities, from IBM. If IBM fails to adequately perform the data center services in the manner necessary to meet our clients' needs, our business, financial condition and results of operations may be harmed. Some of these risks are anticipated and covered through service level credits, termination rights, and indemnification clauses in the IT Services Agreement. However, we may not adequately be protected against all possible losses through the terms of the IT Services Agreement.

In the event of a disaster, our disaster recovery and business continuity plans may fail, which could result in the loss of client data and adversely interrupt operations.

Our operations are dependent on our ability to protect our infrastructure against damage from catastrophe, natural disaster, or severe weather including events resulting from unauthorized security breach, power loss, telecommunications failure, terrorist attack, or other events that could have a significant disruptive effect on our operations. We have disaster recovery and business continuity plans in place in the event of system failure due to any of these events and we test our plans regularly. In addition, our outsourced data center services provider also has disaster recovery plans and procedures in place. However, we cannot be certain that our plans, or those of our outsourced data center services provider, will be successful in the event of a disaster. If our disaster recovery or business continuity plans are unsuccessful in a disaster recovery scenario, we could potentially lose client data or experience material adverse interruptions to our operations or delivery of services to our clients, and we could be liable to parties who are financially harmed by those failures. Our liability risk is anticipated in our services agreements with our clients and our insurance coverage. However, we may not be adequately protected against all possible losses through the terms of our services agreements and our insurance coverage. In addition, such failures could cause us to lose revenues, lose clients or damage our reputation.

Any slowdown or failure of our computer or communications systems or those of our outsourced data center services provider could impact our ability to provide services to our clients and support our internal operations and could subject us to liability for losses suffered by our clients or their customers.

Our services depend on our ability to store, retrieve, process, and manage significant databases, and to receive and process transactions and investor communications through a variety of electronic systems and media. Our systems, those of our outsourced data center services provider, or any other systems with which ours interact could slow down significantly or fail for a variety of reasons, including:

- computer viruses or undetected errors in internal software programs or computer systems;
- inability to rapidly monitor all system activity;
- inability to effectively resolve any errors in internal software programs or computer systems once they are detected;
- heavy stress placed on systems during peak times; or
- power or telecommunications failure, fire, flood or any other disaster.

While we monitor system loads and performance and implement system upgrades to handle predicted increases in trading volume and volatility, we cannot assure you that we will be able to predict future volume increases or volatility accurately or that our systems and those of our data center services provider will be able to accommodate these volume increases or volatility without failure or degradation. Moreover, because we have outsourced our data center operations, the operation and performance of the data center involve factors beyond our control. Any significant degradation or failure of our computer systems, communications systems or any other systems in the performance of our services could cause our clients or their customers to suffer delays in their receipt of our services. These delays could cause substantial losses for our clients or their customers, and we could be liable to parties who are financially harmed by those failures. Our liability risk is anticipated in our services agreements with our clients and our insurance coverage. However, we may not be adequately protected against all possible losses through the terms of our services agreements and our insurance coverage. In addition, such failures could cause us to lose revenues, lose clients or damage our reputation.

Operational errors in the performance of our services could lead to liability for claims, client loss and result in reputational damage.

The failure to properly perform our services could result in our clients and/or certain of our subsidiaries being subjected to censures, fines, or other sanctions by applicable regulatory authorities, and we could be liable to parties who are financially harmed by those errors. Our liability risk is anticipated in our services agreements with our clients and our insurance coverage. However, we may not be adequately protected against all possible losses through the terms of our services agreements and our insurance coverage. In addition, such errors could cause us to lose revenues, lose clients or damage our reputation.

General economic and political conditions and broad trends in business and finance that are beyond our control may contribute to reduced levels of activity in the securities markets, which could result in lower revenues from our business operations.

The number of unique securities positions held by investors through our clients, the level of investor communications activity we process on behalf of our clients, trading volumes, market prices, and liquidity of the securities markets are affected by general national and international economic and political conditions, and broad trends in business and finance that result in changes in participation and activity in the securities markets. These factors include:

- economic, political and market conditions;
- legislative and regulatory changes;
- the availability of short-term and long-term funding and capital;
- the level and volatility of interest rates;
- currency values and inflation; and
- national, state, and local taxation levels affecting securities transactions.

These factors are beyond our control and may contribute to reduced levels of participation and activity in the securities markets. Our revenues have historically been largely driven by transaction processing based on levels of participation and activity in the securities markets. Accordingly, any significant reduction in participation and activity in the securities markets would likely result in lower revenues from our business operations.

If the operational systems and infrastructure that we depend on fail to keep pace with our growth, we may experience operating inefficiencies, client dissatisfaction and lost revenue opportunities.

The growth of our business and expansion of our client base may place a strain on our management and operations. We believe that our current and anticipated future growth will require the implementation of new and enhanced communications and information systems, the training of personnel to operate these systems, and the expansion and upgrade of core technologies. While many of our systems are designed to accommodate additional growth without redesign or replacement, we may nevertheless need to make significant investments in additional hardware and software to accommodate growth. In addition, we cannot assure you that we will be able to predict the timing or rate of this growth accurately or expand and upgrade our systems and infrastructure on a timely basis.

Our growth has required and will continue to require increased investments in management personnel and systems, financial systems and controls, and office facilities. We cannot assure you that we will be able to manage or continue to manage our future growth successfully. If we fail to manage our growth, we may experience operating inefficiencies, dissatisfaction among our client base, and lost revenue opportunities.

If we are unable to respond to the demands of our existing and new clients, our ability to reach our revenue goals or maintain our profitability could be diminished.

The global financial services industry is characterized by increasingly complex and integrated infrastructures and products, new and changing business models and rapid technological and regulatory changes. Our clients' needs and demands for our products and services evolve with these changes. Our future success will depend, in part, on our ability to respond to our clients' demands for new services, capabilities and technologies on a timely and cost-effective basis, to adapt to technological advancements and changing regulatory standards, and to address our clients' increasingly sophisticated requirements.

Intense competition could negatively affect our ability to maintain or increase our market share and profitability.

The markets for our products and services continue to evolve and are highly competitive. We compete with a number of firms that provide similar products and services. In addition, our securities processing solutions compete with our clients' in-house capabilities to perform competitive functions. Our competitors may be able to respond more quickly to new or changing opportunities, technologies, and client requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to clients and adopt more aggressive pricing policies than we will be able to offer or adopt. In addition, we expect that the markets in which we compete will continue to attract new competitors and new technologies, including international providers of similar products and services to ours. There can be no assurances that we will be able to compete effectively with current or future competitors. If we fail to compete effectively, our market share could decrease and our business, financial condition, and results of operations could be materially harmed.

Our business, financial position, and results of operations could be harmed by adverse rating actions by credit rating agencies.

If the credit ratings of our outstanding indebtedness are downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position, and results of operations could be adversely affected and perceptions of our financial strength could be damaged. A downgrade would have the effect of increasing our borrowing costs, and could decrease the availability of funds we are able to borrow, adversely affecting our business, financial position, and results of operations. In addition, a downgrade could adversely affect our relationships with our clients. For further information with respect to our borrowing costs, see Note 13, "Borrowings" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K.

We may be unable to attract and retain key personnel.

Our continued success depends on our ability to attract and retain key personnel such as our senior management and other qualified personnel to conduct our business. The market for such experienced senior managers and other qualified personnel is extremely competitive. There can be no assurance that we will be successful in our efforts to recruit and retain the required key personnel. If we are unable to attract and retain qualified individuals or our recruiting and retention costs increase significantly, our operations and financial results could be materially adversely affected.

The inability to identify, obtain and retain important intellectual property rights to technology could harm our business.

Our success depends in part upon the development and acquisition of systems and applications to conduct our business. Our success will increasingly depend in part on our ability to identify, obtain and retain intellectual property rights to technology, both for internal use as well as for use in providing services to our clients, either through internal development, acquisition or licensing from others, or alliances with others. Our inability to identify, obtain and retain rights to certain technology on favorable terms and conditions would make it difficult to conduct business, or to timely introduce new and innovative products and services, which could harm our business, financial condition, and results of operations.

Our products and services, and the products and services provided to us by third parties, may infringe upon intellectual property rights of third parties, and any infringement claims could require us to incur substantial costs, distract our management, or prevent us from conducting our business.

Although we attempt to avoid infringing upon known proprietary rights of third parties, we are subject to the risk of claims alleging infringement of third-party proprietary rights. If we infringe upon the rights of third parties, we may be unable to obtain licenses to use those rights on commercially reasonable terms. Additionally, third parties that provide us with products and services that are integral to the conduct of our business may be subject to similar allegations, which could prevent them from continuing to provide these products and services to us. In either of these events, we would need to undertake substantial reengineering in order to continue offering our services and we may not succeed in doing so. In addition, any claim of infringement could cause us to incur substantial costs defending the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from conducting our business.

Acquisitions and integrating such acquisitions create certain risks and may affect operating results.

From time to time, we engage in, and expect to continue to engage in, business acquisitions. The acquisition and integration of businesses involve a number of risks. The core risks are in the areas of:

- valuation: negotiating a fair price for the business based on inherently limited due diligence reviews;
- integration: managing the complex process of integrating the acquired company's people, products, technology, and other assets so as to realize the projected value of the acquired company and the synergies projected to be realized in connection with the acquisition; and
- legacy issues: protecting against actions, claims, regulatory investigations, losses, and other liabilities related to the predecessor business.

Also, the process of integrating these businesses may disrupt our business and divert our resources. These risks may arise for a number of reasons including, for example:

- finding suitable businesses to acquire at affordable valuations or on other acceptable terms;
- competition for acquisitions from other potential acquirors;
- incurring unforeseen obligations or liabilities in connection with such acquisitions;
- devoting unanticipated financial and management resources to an acquired business;
- borrowing money from lenders or selling equity or debt securities to the public to finance future acquisitions on terms that may be adverse to us;
- entering markets where we have minimal prior experience; and
- experiencing decreases in earnings as a result of non-cash impairment charges.

In addition, international acquisitions often involve additional or increased risks including, for example:

- geographically separated organizations, systems, and facilities;
- integrating personnel with diverse business backgrounds and organizational cultures;
- complying with foreign regulatory requirements;
- enforcing intellectual property rights in some foreign countries; and
- general economic and political conditions.

We operate internationally and our operations could be adversely impacted by local legal, economic, political and other conditions.

A portion of our revenue is generated outside the U.S. and in recent years, we have expanded our operations and acquired businesses outside the U.S. Also, our business is highly dependent on the global financial services industry and exchanges and market centers around the world. Changes in the laws or policies of the countries in which we operate, or inadequate enforcement of laws or policies such as those protecting intellectual property, could affect our business and the company's overall results of operations. Our operations also could be affected by economic and political changes in those countries, particularly in those with developing economies, and by macroeconomic changes, including recessions, inflation and currency fluctuations between the U.S. dollar and non-U.S. currencies. In addition, our operations and our ability to deliver our services to our clients could be adversely impacted if there is instability, disruption or destruction in certain geographic regions including as a result of natural or man-made disasters, wars, terrorist activities, or any widespread outbreak of an illness, pandemic or other local or global health issue.

Our mutual fund processing services may be exposed to risk from our counterparties and third parties.

In the normal course of business, our mutual fund processing services involve the settlement of transactions on behalf of our customers and third parties. With these activities, we may be exposed to risk in the event our customers, other broker-dealers, banks, clearing organizations, or depositories are unable to fulfill contractual obligations and the mutual fund counterparty is not able to cancel the transaction.

Our revenues are subject to seasonal variations because we process and distribute the greatest number of proxy materials and annual reports in our fourth fiscal quarter.

Processing and distributing proxy materials and annual reports to investors in equity securities and mutual funds comprises a large portion of our Investor Communication Solutions business. We process and distribute the greatest number of proxy materials and annual reports during our fourth fiscal quarter. The recurring periodic activity of this business is linked to significant filing deadlines imposed by law on public reporting companies and mutual funds. Historically, this has caused our revenues, operating income, net earnings, and cash flows from operating activities to be higher in our fourth fiscal quarter than in any other fiscal quarter. The seasonality of our revenues makes it difficult to estimate future operating results based on the results of any specific fiscal quarter and could affect an investor's ability to compare our financial condition, results of operations, and cash flows on a fiscal quarter-by-quarter basis.

ITEM 1B. Unresolved Staff Comments.

None.

ITEM 2. Properties.

We operate our business from 49 facilities. We own a 20,000 square foot facility in Mount Laurel, New Jersey, where we perform certain product development functions. We also own a 36,000 square foot facility in Wheat Ridge, Colorado, where we perform securities processing services. We lease three facilities in Edgewood, New York, with a combined space of 643,065 square feet which are used in connection with our Investor Communication Solutions business. We lease space at 44 additional locations, subject to customary lease arrangements, including a 68,000 square foot facility in Lake Success, New York, that serves as our corporate headquarters as well as the location of our business process outsourcing services business. Our leases expire on a staggered basis. We believe our facilities are currently adequate for their intended purposes and are adequately maintained.

ITEM 3. Legal Proceedings.

In the normal course of business, the Company is subject to claims and litigation. While the outcome of any claim or litigation is inherently unpredictable, the Company believes that the ultimate resolution of these matters will not, individually or in the aggregate, result in a material impact on its financial condition, results of operations, or cash flows.

ITEM 4. Mine Safety Disclosures.

Not applicable.

PART II.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock began trading "regular way" on the NYSE under the symbol "BR" on April 2, 2007. There were 14,150 stockholders of record of the Company's common stock as of July 31, 2013. This figure excludes an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies. The following table presents the high and low closing prices of the Company's common stock on the NYSE as well as the cash dividends per share of common stock declared during the fiscal quarters indicated:

Common Stock Market Price	High	Low	Dividends Declared
Fiscal Year 2013			
First Quarter	$24.22	$20.41	$0.18
Second Quarter	23.80	22.10	0.18
Third Quarter	24.84	21.98	0.18
Fourth Quarter	27.97	23.42	0.18
Fiscal Year 2012			
First Quarter	$24.75	$19.59	$0.16
Second Quarter	22.79	19.18	0.16
Third Quarter	24.85	22.57	0.16
Fourth Quarter	24.19	20.23	0.16

Dividend Policy

We expect to pay cash dividends on our common stock. On August 7, 2013, our Board of Directors increased our quarterly cash dividend by $0.03 per share to $0.21 per share, an increase in our annual dividend amount from $0.72 to $0.84 per share. However, the declaration and payment of future dividends to holders of our common stock will be at the discretion of our Board of Directors, and will depend upon many factors, including our financial condition, earnings, capital requirements of our businesses, legal requirements, regulatory constraints, industry practice, and other factors that the Board of Directors deems relevant.

As a holding company with no material liquid assets other than the capital stock of our subsidiaries, our ability to pay dividends will be dependent on our receiving dividends from our operating subsidiaries. Our subsidiaries through which we provide our business process outsourcing and mutual fund processing services, are regulated and may be subject to restrictions on their ability to pay dividends to us.

Performance Graph

The following graph compares the cumulative total stockholder return on Broadridge common stock from June 30, 2007 to June 30, 2013 with the comparable cumulative return of (i) the S&P 400 MidCap Index, and (ii) the S&P 400 Information Technology Index. The graph assumes $100 was invested on June 30, 2007 in our common stock and in each of the indices and assumes that all cash dividends are reinvested. The table below the graph shows the dollar value of those investments as of the dates in the graph. The comparisons in the graph are required by the SEC and are not intended to forecast or be indicative of future performance of our common stock.

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent that Broadridge specifically incorporates it by reference into such filing.

Comparison of Cumulative Total Return Among Broadridge Financial Solutions, Inc., S&P 400 MidCap Index and S&P 400 Information Technology Index (in dollars)


$170.00
$160.00
$150.00
$140.00
$130.00
$120.00
$110.00
$100.00
$90.00
$80.00
$70.00
$60.00
June 30, 2007
June 30, 2008
June 30, 2009
June 30, 2010
June 30, 2011
June 30, 2012
June 30, 2013
Broadridge Financial Solutions, Inc. Common Stock Value
S&P 400 MidCap Index Value
S&P 400 Information Technology Index Value

	June 30, 2007	June 30, 2008	June 30, 2009	June 30, 2010	June 30, 2011	June 30, 2012	June 30, 2013
Broadridge Common Stock Value	$100.00	$111.40	$89.29	$105.31	$136.73	$124.50	$160.22
S&P 400 MidCap Index Value	$100.00	$ 92.79	$66.81	$ 83.55	$116.49	$113.98	$142.95
S&P 400 Information Technology Index Value	$100.00	$ 84.78	$69.50	$ 85.66	$124.87	$114.44	$130.06

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table contains information about our purchases of our equity securities for each of the three months during our fourth fiscal quarter ended June 30, 2013:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans(2)	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans(2)
April 1, 2013 – April 30, 2013 ..	476,346[1]	$24.43	—	—
May 1, 2013 – May 31, 2013 ...	1,880,400	26.85	1,880,400	8,047,820
June 1, 2013 – June 30, 2013 ...	1,425,000	26.86	1,425,000	6,622,820
Total	3,781,746	$26.55	3,305,400	

(1) Represents shares purchased from employees to pay taxes related to the vesting of restricted stock units.

(2) On August 8, 2012, the Board of Directors authorized a stock repurchase plan for the repurchase of up to 4,000,000 shares of the Company's common stock.

On April 30, 2013, the Board of Directors authorized a stock repurchase plan for the repurchase of up to 6,000,000 shares of the Company's common stock.

At June 30, 2013, there were 6,622,820 shares remaining for repurchase under these plans. During the fiscal quarter ended June 30, 2013, the Company repurchased 3,305,400 shares of common stock under the August 8, 2012 stock repurchase plan at an average price per share of $26.85 and zero shares of common stock under the April 30, 2013 stock repurchase plan. At June 30, 2013, 622,820 shares remain available for repurchase under the August 8, 2012 stock repurchase plan and 6,000,000 shares remain available for repurchase under the April 30, 2013 stock repurchase plan.

ITEM 6. Selected Financial Data

The following tables set forth selected consolidated financial information from our audited Consolidated Financial Statements as of and for the fiscal years ended June 30, 2013, 2012, 2011, 2010 and 2009. The selected financial data presented below should be read in conjunction with our Financial Statements and the accompanying Notes included in this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years Ended June 30,				
	2013	2012	2011	2010	2009
	(in millions, except for per share amounts)				
Statements of Earnings Data					
Revenues	$2,430.8	$2,303.5	$2,166.9	$2,209.2	$2,073.0
Earnings from continuing operations before income taxes	323.2	200.9	269.7	342.1	346.0
Net earnings from continuing operations	212.1	125.0	171.8	225.1	223.1
Net earnings	212.1	123.6	169.6	190.0	223.3
Basic earnings per share from continuing operations(a)	$ 1.74	$ 1.01	$ 1.38	$ 1.66	$ 1.60
Diluted earnings per share from continuing operations(a)	$ 1.69	$ 0.98	$ 1.34	$ 1.62	$ 1.58
Basic Weighted-average shares outstanding	121.9	124.1	124.8	135.9	140.0
Diluted Weighted-average shares outstanding	125.4	127.5	128.3	139.1	141.6
Cash dividends declared per common share	$ 0.72	$ 0.64	$ 0.60	$ 0.56	$ 0.28

	June 30,				
	2013	2012	2011	2010	2009
	(in millions)				
Balance Sheet Data					
Cash and cash equivalents	$ 266.0	$ 320.5	$ 241.5	$ 412.6	$ 173.4
Securities clearing receivables(b)	—	—	—	52.5	1,011.3
Total current assets	807.0	777.4	751.4	992.4	2,051.8
Property, plant and equipment, net	80.9	79.0	83.1	87.4	75.4
Total assets	2,018.2	1,987.6	1,904.0	1,794.4	2,774.7
Securities clearing payables(b)	—	—	—	77.4	1,088.1
Total current liabilities	469.5	410.3	782.7	486.4	1,429.9
Long-term debt	524.5	524.4	124.3	324.1	324.1
Total liabilities	1,202.2	1,137.1	1,106.7	987.3	1,865.7
Total stockholders' equity	816.0	850.5	797.3	807.1	909.0

(a) The computation of basic earnings per share from continuing operations is based on the Company's Net earnings divided by the basic Weighted-average shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options at the presented date are exercised, shares of restricted stock and restricted stock units have vested.

(b) These assets and liabilities were classified as assets and liabilities of discontinued operations in fiscal year 2010. See Note 7, "Discontinued Operations" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for additional information.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion summarizes the significant factors affecting the results of operations and financial condition of Broadridge during the fiscal years ended June 30, 2013, 2012, and 2011 and should be read in conjunction with our Consolidated Financial Statements and accompanying Notes thereto included elsewhere herein. Certain information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words such as "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Our actual results, performance or achievements may differ materially from the results discussed in this Item 7 because of various factors, including those set forth elsewhere herein. See "Forward-Looking Statements" and "Risk Factors" included in Item 1 of this Annual Report on Form 10-K.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

Broadridge is a leading global provider of investor communications and technology-driven solutions to banks, broker-dealers, mutual funds and corporate issuers. Our systems and services include investor communication solutions, and securities processing and business process outsourcing services. In short, we provide the infrastructure that helps the financial services industry operate. With over 50 years of experience, we provide financial services firms with advanced, dependable, scalable and cost-effective integrated systems. Our systems help reduce the need for clients to make significant capital investments in operations infrastructure, thereby allowing them to increase their focus on core business activities. Our operations are classified into two business segments: Investor Communication Solutions and Securities Processing Solutions.

Investor Communication Solutions

A large portion of our Investor Communication Solutions business involves the processing and distribution of proxy materials to investors in equity securities and mutual funds, as well as the facilitation of related vote processing. ProxyEdge, our innovative electronic proxy delivery and voting solution for institutional investors and financial advisors, helps ensure the participation of the largest stockholders of many companies. We also provide the distribution of regulatory reports and corporate action/reorganization event information, as well as tax reporting solutions that help our clients meet their regulatory compliance needs. In addition, we provide financial information distribution and transaction reporting services to both financial institutions and securities issuers. These services include the processing and distribution of account statements and trade confirmations, traditional and personalized document fulfillment and content management services, marketing communications, and imaging, archival and workflow solutions that enable and enhance our clients' communications with investors. All of these communications are delivered through paper or electronic channels.

In addition, Broadridge provides corporate issuers with registered proxy services. Three years ago, Broadridge entered the transfer agency business through its acquisition of a provider of registrar, stock transfer and record-keeping services.

Securities Processing Solutions

We offer a suite of advanced computerized real-time transaction processing services that automate the securities transaction lifecycle, from desktop productivity tools, data aggregation, performance reporting, and portfolio management to order capture and execution, trade confirmation, settlement, and accounting. Our services help financial institutions efficiently and cost-effectively consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. With multi-currency capabilities, our Global Processing Solution supports real-time global trading of equity, option, mutual fund, and fixed income securities in established and emerging markets. In addition, our business process outsourcing services allow broker-dealers to outsource certain administrative functions relating to clearing and settlement, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business.

ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company were included in the Company's Consolidated Statements of Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to Goodwill.

There were no acquisitions in the fiscal year ended June 30, 2013.

Acquisitions completed by the Company with an aggregate purchase price of greater than $15.0 million during the fiscal years ended June 30, 2012, and 2011, were as follows:

During the fiscal year ended June 30, 2012, the Company acquired one business in the Securities Processing Solutions segment:

Paladyne Systems, Inc.

In September 2011, the Company acquired Paladyne, a provider of buy-side technology solutions for the global investment management industry. The purchase price was $72.4 million, net of cash acquired of $8.3 million. Net liabilities assumed were $15.4 million. This acquisition resulted in $64.0 million of goodwill. Intangible assets acquired, which totaled $23.8 million, consist primarily of acquired software technology and customer relationships, which are being amortized over a seven-year life and ten-year life, respectively. This acquisition was not material to the Company's consolidated operations, financial position, or cash flows.

During the fiscal year ended June 30, 2011, the Company acquired three businesses in the Investor Communication Solutions segment. A summary of each acquisition is as follows:

NewRiver, Inc.

In August 2010, the Company acquired NewRiver Inc. ("NewRiver"), a leader in mutual fund electronic investor disclosure solutions. The purchase price was $77.6 million, net of cash acquired. This acquisition resulted in $47.8 million of goodwill, after post-closing adjustments for deferred taxes. Intangible assets acquired, which totaled $27.3 million, consist primarily of customer relationships and software technology, which are being amortized over an eight-year and seven-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

Forefield, Inc.

In December 2010, the Company acquired Forefield Inc. ("Forefield"), a leading provider of real-time sales, education and client communication solutions for financial institutions and their advisors. The purchase price was $18.3 million, net of cash acquired. This acquisition resulted in $11.1 million of goodwill, after post-closing adjustments for deferred taxes. Intangible assets acquired, which totaled $6.8 million, primarily consist of customer relationships and software technology which are being amortized over a seven-year and a five-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

Matrix Financial Solutions, Inc.

In January 2011, the Company acquired Matrix Financial Solutions, Inc. ("Matrix"), a provider of mutual fund processing services for third party administrators, financial advisors, banks and wealth management professionals. Matrix's back-office, trust, custody, trading and mutual fund settlement services are integrated into Broadridge's solution suite; thereby strengthening our role as a provider of data processing and distribution channel solutions to the mutual fund industry. The purchase price was $197.6 million, net of cash acquired.

This acquisition resulted in $154.7 million of goodwill, after post-closing adjustments for deferred taxes. Goodwill primarily resulted from the Company's expectation of sales growth and cost synergies from the integration of Matrix's technology and product offerings with the Company's technology and operations to provide an expansion of products and market reach. Intangible assets acquired, which totaled $71.5 million, consist of customer relationships, software technology, trademarks and non-compete agreements, which are being amortized over a ten-year, seven-year, five-year and three-year life, respectively. This acquisition was not material to the Company's operations, financial position, or cash flows.

DIVESTITURES

In November 2009, the Company and its wholly owned subsidiary Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge"), entered into an asset purchase agreement (the "Asset Purchase Agreement") with Penson Worldwide, Inc. ("PWI") and Penson Financial Services, Inc., a wholly owned subsidiary of PWI ("PFSI," referred to together with PWI as "Penson"), to sell substantially all contracts of the securities clearing clients of Ridge to PFSI.

On June 25, 2010, the Company completed the sale of the contracts of substantially all of the securities clearing clients of Ridge to PFSI for an aggregate purchase price of $35.2 million. The purchase price paid to Broadridge consisted of (i) a five-year subordinated note from PWI (the "Seller Note") in the principal amount of $20.6 million bearing interest at an annual rate equal to the London Inter-Bank Offer Rate ("LIBOR") plus 550 basis points, and (ii) 2,455,627 shares of PWI's common stock (representing 9.5% of PWI's outstanding common stock as of May 31, 2010), at the June 25, 2010 closing price of PWI's common stock of $5.95 per share (the "Seller Shares"). As a result of this transaction, we no longer provide securities clearing services for correspondent broker-dealers but continue to provide business process outsourcing services aligned with the Securities Processing Solutions business. See Note 8, "Impairment and Other Charges, Net" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a discussion on the Seller Note and the Seller Shares.

Concurrent with entering into the Asset Purchase Agreement, the Company entered into a master services agreement with PWI (the "Outsourcing Services Agreement") for an eleven-year term expiring in December 2022. Under the Outsourcing Services Agreement, Ridge provided securities processing and back-office support services to PFSI, including services for the clients acquired from Ridge and PWI's existing clients. On June 5, 2012, the Company entered into a ten-year master services agreement (the "Apex MSA") with Apex Clearing Corporation ("Apex Clearing") under which Broadridge will perform outsourcing services for Apex Clearing consistent with the securities processing and back-office support services it had previously performed for Penson. The Apex MSA was part of a series of related transactions involving Broadridge, Penson, PEAK6 Investments,

L.P. ("PEAK6") and Apex Clearing Holdings LLC ("Apex Holdings"), an entity created by Penson and PEAK6 to provide clearing and related services to Penson's U.S. securities correspondents. As part of the series of related transactions, Broadridge transferred ownership of its broker-dealer subsidiary, Ridge, to Apex Holdings and Ridge was renamed Apex Clearing Corporation. Penson's U.S. broker-dealer subsidiary, PFSI, then sold its U.S. clearing contracts to Apex Clearing.

In addition, on June 5, 2012, Broadridge, Ridge (prior to its transfer to Apex Holdings) and Broadridge Financial Solutions (Canada), Inc. entered into a termination and mutual release agreement with Penson, PFSI and Penson Financial Services Canada, Inc. ("PFSC") (the "Termination Agreement"), thereby terminating certain schedules including the U.S. schedule (the "U.S. Schedule") to the Outsourcing Services Agreement. See Note 7, "Discontinued Operations" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a discussion on the impact of the Termination Agreement.

The Termination Agreement: (i) terminated the schedules under the Outsourcing Services Agreement, including the U.S. Schedule, other than to the extent necessary to provide any transition services that may be required under the Apex MSA and for Broadridge to continue to service Penson's Canadian subsidiary, PFSC; and (ii) terminated, discharged and released in full Penson's obligations, including all obligations to make principal and interest payments, under the Seller Note. The Termination Agreement also provided that Penson and Broadridge mutually release all claims arising under the Outsourcing Services Agreement, provided that Broadridge will retain claims of up to $20 million under the Outsourcing Services Agreement against PFSC while Penson retained all of its rights under the Outsourcing Services Agreement to defend any such claims against PFSC.

See Note 7, "Discontinued Operations" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for detailed information on discontinued operations.

BASIS OF PRESENTATION

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). These financial statements present the consolidated position of the Company. These financial statements include the entities in which the Company directly or indirectly has a controlling financial interest and various entities in which the Company has investments recorded under the cost and equity methods of accounting. Intercompany balances and transactions have been eliminated.

In presenting the Consolidated Financial Statements, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. In management's opinion, the Consolidated Financial Statements contain all normal recurring adjustments necessary for a fair presentation of results reported. The results of operations reported for the periods presented are not necessarily indicative of the results of operations for subsequent periods.

CRITICAL ACCOUNTING POLICIES

We continually evaluate the accounting policies and estimates used to prepare the Consolidated Financial Statements. The estimates are based on historical experience and are believed to be reasonable. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Goodwill. We review the carrying value of all our goodwill in accordance with Accounting Standards Codification ("ASC") No. 350, "Intangibles—Goodwill and Other" ("ASC No. 350"), by comparing the carrying value of our reporting units to their fair values. We are required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value, we utilize a discounted future cash flow approach using various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs and appropriate discount rates based on the particular business' weighted-average cost of capital. The principal factors used in the discounted cash flow analysis requiring judgment are the projected future operating cash flows, the weighted-average cost of capital and the terminal value growth rate assumptions. The weighted-average cost of capital takes into account the relative weights of each component of our consolidated capital structure (equity and long-term debt). Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine, long-range planning process. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods. We had $778.4 million of goodwill as of June 30, 2013. Given the significance of our goodwill, an adverse change to the fair value could result in an impairment charge, which could be material to our earnings.

The Company performs a sensitivity analysis under Step 1 of the goodwill impairment test as prescribed in ASC No. 350, assuming hypothetical reductions in the fair values of our reporting units. A 10% change in our estimates of projected future operating cash flows, discount rates, or terminal value growth rates used in our calculations of the fair values of the reporting units would not result in an impairment of our goodwill.

Income Taxes. We account for income taxes in accordance with ASC No. 740, "Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our Consolidated Financial Statements or tax returns (e.g., realization of deferred tax assets, changes in tax laws or interpretations thereof). The Company is subject to the continuous examination of our income tax returns by the IRS, state and foreign tax authorities. A change in the assessment of the outcomes of such matters could materially impact our Consolidated Financial Statements. As of June 30, 2013, we had estimated foreign net operating loss carryforwards of approximately $22.8 million of which $1.9 million expires in 2017 through 2027 and $20.9 million which has an indefinite utilization period. In addition, the Company has estimated U.S. federal net operating loss carryforwards of approximately $54.6 million, which expire in 2018 through 2032. We have recorded valuation allowances of $12.5 million and $14.7 million at June 30, 2013 and 2012, respectively, because the Company does not believe that it is more likely than not that it will be able to utilize the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings.

Share-based Payments. ASC No. 718 "Compensation—Stock Compensation" requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. We determine the fair value of stock options issued by using a binomial option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of our stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding. Determining these assumptions are subjective and complex, and therefore, a change in the assumptions utilized could impact the calculation of the fair value of our stock options. A hypothetical change of five percentage points applied to the volatility assumption used to determine the fair value of the fiscal year 2013 stock option grants would result in approximately a $1.4 million change in total pre-tax stock-based compensation expense for the fiscal year 2013 grants, which would be amortized over the vesting period. A hypothetical change of one year in the expected life assumption used to determine the fair value of the fiscal year 2013 stock option grants would result in approximately a $0.2 million change in the total pre-tax stock-based compensation expense for the fiscal year 2013 grants, which would be amortized over the vesting period. A hypothetical change of one percentage point in the forfeiture rate assumption used for the fiscal year 2013 stock option grants would result in approximately a $0.1 million change in the total pre-tax stock-based compensation expense for the fiscal year 2013 grants, which would be amortized over the vesting period. A hypothetical one-half percentage point change in the dividend yield assumption used to determine the fair value of the fiscal year 2013 stock option grants would result in approximately a $0.5 million change in the total pre-tax stock-based compensation expense for the fiscal year 2013 grants, which would be amortized over the vesting period.

IBM INFORMATION TECHNOLOGY SERVICES AGREEMENT

In March 2010, the Company and IBM entered into the IT Services Agreement, under which IBM provides certain aspects of the Company's information technology infrastructure that were previously provided by ADP. Under the IT Services Agreement, IBM will provide a broad range of technology services to the Company including supporting its mainframe, midrange, server, network and data center operations, as well as providing disaster recovery services. The Company has the option of incorporating additional services into the agreement over time. The IT Services Agreement expires on June 30, 2022. The Company has the right to renew the initial term of the IT Services Agreement for up to one additional 12-month term.

During the course of the migration to IBM, the Company incurred total migration costs of $85.6 million as part of establishing an operable IBM data center. $30.9 million of these costs were expensed, $24.6 million in fiscal year 2012 and $6.3 million in fiscal year 2011. $54.7 million of these costs were capitalized, with $5.9 million amortized through June 30, 2013. For the fiscal years ended June 30, 2013 and 2012, the Company recorded total expenses of $96.3 million and $24.6 million, respectively, in the Consolidated Statements of Earnings related to this agreement.

The migration of our data center processing from ADP to IBM was completed in August 2012. The Company realized approximately $15.0 million in cost savings, net of deferred cost amortization, in the fiscal year ended June 30, 2013, and is anticipating that it will realize approximately $25.0 million in average annual cost savings, net of deferred cost amortization, over the term of the IT Services Agreement beginning in the fiscal year ending June 30, 2014.

RESULTS OF OPERATIONS

The following discussions of Analysis of Consolidated Statements of Earnings from Continuing Operations and Analysis of Reportable Segments refer to the fiscal year ended June 30, 2013 compared to the fiscal year ended June 30, 2012, and the fiscal year ended June 30, 2012 compared to the fiscal year ended June 30, 2011. The following discussions of the Company's results of continuing operations exclude the results related to the securities clearing business. This business is segregated from continuing operations and included in discontinued operations for fiscal year ended June 30, 2012 and the fiscal year ended June 30, 2011. The Analysis of Consolidated Statements of Earnings from Continuing Operations should be read in conjunction with the Analysis of Reportable Segments, which provides more detailed discussions concerning certain components of the Consolidated Statements of Earnings from Continuing Operations.

The following references are utilized in the discussions of Analysis of Consolidated Statements of Earnings from Continuing Operations and Analysis of Reportable Segments:

"Acquisitions" refers to the Company's acquisitions of Matrix, NewRiver, and Forefield in the Investor Communication Solutions segment and Paladyne in our Securities Processing Solutions segment.

"Acquisition Amortization and Other Costs" represents amortization charges associated with intangible asset values as well as other deal costs associated with the Company's acquisitions.

"IBM Migration costs" refers to costs related to the Company's IT Services Agreement with IBM and the associated migration of the Company's data center to IBM.

"Net New Business" refers to our closed sales less client losses.

"Restructuring Charges" represent severance costs, the impact of one-time system development costs for Apex and Penson Canada, and a one-time cost to restructure and outsource certain processing related to our desktop applications.

"Restructuring and Impairment Charges, net" referred to herein represent the Restructuring Charges defined above and the following charges that were referred to as "Penson Charges, net" in the prior fiscal year:

- "Penson Transition costs" represent transition costs incurred in fiscal year 2013 related to the June 2012 termination and mutual release agreement with Penson and PFSC terminating the Penson outsourcing services contract, including the transfer of the Ridge entity to Apex Holdings.
- "Penson OTTI charge" refers to the charge that resulted after the Company reviewed its investment in the PWI common stock for impairment. Based on the Company's review, factoring in the level of decline in the fair value of the PWI common stock, management determined that the market value of the PWI common stock may not equal or exceed the cost basis of our investment within a reasonable period of time. After consideration of the severity and duration of this decline in fair value as well as the reasons for the decline in value, the Company recorded an "other than temporary" impairment charge of $12.5 million for the fiscal year ended June 30, 2012.
- "Penson Note Receivable impairment charge" refers to the charge the Company recorded as a result of a restructuring support agreement Broadridge and Ridge entered into with PWI and certain of its subsidiaries on March 13, 2012. The restructuring support agreement provided for proposed transactions related to the restructuring of Penson's outstanding indebtedness, including the note receivable in the principal amount of $20.6 million issued by PWI to Broadridge as part of the consideration in the sale of the Ridge clearing contracts to Penson. As part of PWI's proposed debt restructuring, Broadridge agreed to cancel this note receivable in exchange for additional shares of PWI's common stock, and the Company recorded a $21.4 million charge at June 30, 2012, which included $0.8 million of accrued interest on the note receivable.
- "Penson Deferred Costs impairment charge" refers to the charge the Company recorded as a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement on June 5, 2012. Upon termination of this agreement, Broadridge determined that a charge for impairment was appropriate on Broadridge's deferred client conversion and start-up costs associated with the Outsourcing Services Agreement. The charge taken by the Company on the deferred costs was $47.2 million for the fiscal year ended June 30, 2012, representing all deferred costs related to the Outsourcing Services Agreement with Penson.
- "Eliminated obligation to pay or credit Penson fees" refers to Broadridge's obligation to pay or credit to Penson fees in the amount of $15.1 million related to a third party vendor's services that were replaced by the Outsourcing Services Agreement that was extinguished with the termination of the U.S. Schedule to the Outsourcing Services Agreement on June 5, 2012.
- "Penson Shutdown costs" refers to costs of $8.2 million including severance, legal and other costs associated with the Penson transaction consummated on June 5, 2012 including the transfer of the Ridge entity to Apex Holdings.

The following definitions describe the Company's Revenues:

Fee revenues in the Investor Communication Solutions segment are derived from both recurring and event-driven activity. In addition, the level of recurring and event-driven activity we process directly impacts distribution revenues. While event-driven activity is highly repeatable, it may not recur on an annual basis. The types of services we provide that comprise event-driven activity are:

- Mutual Fund Proxy: The proxy and related services we provide to mutual funds when certain events occur requiring a shareholder vote including changes in directors, sub-advisors, fee structures, investment restrictions, and mergers of funds.

- Mutual Fund Communications: Mutual fund communications services consist primarily of the distribution on behalf of mutual funds of supplemental information required to be provided to the annual mutual fund prospectus as a result of certain triggering events such as a change in portfolio managers. In addition, mutual fund communications consist of notices and marketing materials such as newsletters.
- Proxy Contests and Specials, Corporate Actions, and Other: The proxy services we provide in connection with shareholder meetings driven by special events such as proxy contests, mergers and acquisitions, and tender/exchange offers.

Event-driven fee revenues are based on the number of special events and corporate transactions we process. Event-driven activity is impacted by financial market conditions and changes in regulatory compliance requirements, resulting in fluctuations in the timing and levels of event-driven fee revenue. As such, the timing and level of event-driven activity and its potential impact on revenues and earnings is difficult to forecast.

Generally, mutual fund proxy activity has been subject to a greater level of volatility than the other components of event-driven activity. During fiscal year 2013, mutual fund proxy fee revenues were 54% higher than the prior fiscal year while during fiscal years 2012 and 2011, mutual fund proxy revenues were 28% and 74% lower, respectively, than their prior fiscal years. Although it is difficult to forecast the levels of event-driven activity, we expect that the portion of fee revenues derived from mutual fund proxy activity may continue to experience volatility in the future.

Revenues derived from sales are a component of "Net New Business," which is defined herein as our closed sales less client losses. Closed sales represent anticipated revenues for new client contracts that were signed by Broadridge during the periods referenced. A sale is considered closed when the Company has received the signed client contract. For recurring revenue closed sales, the amount of the closed sale is generally a reasonable estimate of annual revenues based on client volumes or activity, excluding pass-through revenues such as distribution revenues. Event-driven revenue closed sales primarily occur in our Investor Communication Solutions segment. The amount of the event-driven revenue closed sale is generally a reasonable estimate of production revenues based on client volumes or activity, excluding pass-through revenues such as distribution revenues. Broadridge's determination of the amount of a closed sale is based on the client's estimate of transaction volumes and activity levels, as our fees are largely based on transaction volume and activity levels. The inherent variability of transaction volumes and activity levels can result in some variability of amounts reported as closed sales. Larger recurring revenue closed sales can take up to 12 to 24 months to convert to revenues, particularly for the services provided by our Securities Processing Solutions segment. The majority of event-driven revenue closed sales are usually recognized during the year the contract is signed.

The Company tracks actual revenue achieved during the first year that the client contract is fully implemented and compares this to the amount that was included in the Company's previously reported closed sales amount. The Company adjusts the current year closed sales amount for any difference between the prior year's reported closed sales amount and the actual revenue achieved in the first year of the applicable contract. Closed sales were adjusted by $(5.9) million, $(3.1) million and $0.9 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively. Recurring revenue closed sales were adjusted by $(6.5) million, $(3.1) million and $0.9 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively. Event-driven revenue closed sales were adjusted by $0.6 million for the fiscal year ended June 30, 2013.

ANALYSIS OF CONSOLIDATED STATEMENTS OF EARNINGS FROM CONTINUING OPERATIONS

Fiscal Year 2013 Compared to Fiscal Year 2012

The table below presents Consolidated Statements of Earnings from continuing operations data for the fiscal years ended June 30, 2013 and 2012, and the dollar and percentage changes between periods:

	Years Ended June 30,			
			Change	
	2013	2012	($)	(%)
	($ in millions, except for per share amounts)			
Revenues	$2,430.8	$2,303.5	$127.3	6
Cost of revenues	1,767.8	1,715.1	52.7	3
Selling, general and administrative expenses	323.6	299.9	23.7	8
Impairment and other charges, net	—	74.2	(74.2)	(100)
Other expenses, net	16.2	13.4	2.8	21
Total expenses	2,107.6	2,102.6	5.0	—
Earnings from continuing operations before income taxes	323.2	200.9	122.3	61
Margin	13.3%	8.7%		4.6 pts
Provision for income taxes	111.1	75.9	35.2	46
Effective tax rate	34.4%	37.8%		(3.4) pts
Net earnings from continuing operations	$ 212.1	$ 125.0	$ 87.1	70
Basic earnings per share from continuing operations	$ 1.74	$ 1.01	$ 0.73	72
Diluted earnings per share from continuing operations	$ 1.69	$ 0.98	$ 0.71	72

Revenues. Revenues for the fiscal year ended June 30, 2013 were $2,430.8 million, an increase of $127.3 million, or 6%, compared to $2,303.5 million for the fiscal year ended June 30, 2012. The $127.3 million increase was driven by higher recurring fee revenues of $56.9 million, higher distribution revenues of $50.3 million and higher event-driven fee revenues of $23.6 million, mainly due to higher mutual fund proxy and supplemental prospectus activity. The positive contribution from recurring fee revenues reflected higher Net New Business and to a lesser extent, gains from an Acquisition partially offset by lower internal growth. Fluctuations in foreign currency exchange rates unfavorably impacted revenues by $3.5 million.

Closed sales for the fiscal year ended June 30, 2013 were $157.5 million, an increase of $8.8 million, or 6%, compared to $148.7 million for the fiscal year ended June 30, 2012. Recurring revenue closed sales for the fiscal year ended June 30, 2013 were $120.8 million, an increase of $0.6 million compared to $120.2 million for the fiscal year ended June 30, 2012. Event-driven closed sales for the fiscal year ended June 30, 2013 were $36.7 million, an increase of $8.2 million, or 29%, compared to $28.5 million for the fiscal year ended June 30, 2012.

Total Expenses. Total expenses for the fiscal year ended June 30, 2013 were $2,107.6 million, an increase of $5.0 million compared to $2,102.6 million for the fiscal year ended June 30, 2012. The increase reflects higher Cost of revenues of $52.7 million or 3%, higher Selling, general and administrative expenses of $23.7 million, or 8%, offset by impairment charges, net of $74.2 million in the prior period. Other expenses, net increased $2.8 million or 21%.

Cost of revenues for the fiscal year ended June 30, 2013 were $1,767.8 million, an increase of $52.7 million, or 3%, compared to $1,715.1 million for the fiscal year ended June 30, 2012. The increase reflects higher variable costs of $45.2 million on higher fee revenues, higher cost of distribution revenues of $41.3 million, higher restructuring costs of $18.2 million and costs of $4.5 million related to acquisitions. These costs were partially offset by IBM Migration costs incurred in the prior year of $24.6 million, savings related to the migration of the data center to IBM of $16.2 million and lower investment spend of $8.3 million. Distribution cost of revenues for the fiscal year ended June 30, 2013 were $662.3 million, an increase of $41.3 million, or 7%, compared to $621.0 million for the fiscal year ended June 30, 2012. Distribution cost of revenues consists primarily of postage related expenses. Fluctuations in foreign currency exchange rates decreased cost of revenues by $5.5 million.

Selling, general and administrative expenses for the fiscal year ended June 30, 2013 were $323.6 million, an increase of $23.7 million, or 8%, compared to $299.9 million for the fiscal year ended June 30, 2012. The 8% increase was mainly due to higher costs related to higher sales and marketing expenses of $13.2 million, strategic initiatives of $4.0 million and the impact of a one-time non-recurring credit in the prior year of $2.4 million.

There were no impairment charges for the fiscal year ended June 30, 2013. Impairment charges, net for the fiscal year ended June 30, 2012 were $74.2 million.

Other expenses, net for the fiscal year ended June 30, 2013 were $16.2 million, an increase of $2.8 million, compared to $13.4 million for the fiscal year ended June 30, 2012. The increase is primarily driven by $1.8 million of interest expenses to settle certain income tax adjustments related to tax years 2007 through 2012 as a result of the settlement and execution of an Advance Pricing Agreement ("APA") with the Internal Revenue Service ("IRS") and Canadian Revenue Authority ("CRA"), along with higher interest expenses on our Long-term borrowings of $0.5 million. Fluctuations in foreign currency exchange rates increased Other expenses, net by $0.5 million.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2013 were $323.2 million, an increase of $122.3 million, or 61%, compared to $200.9 million for the fiscal year ended June 30, 2012. The increase is mainly due to higher Revenues, increased margins driven by the mix of business, impairment charges and IBM Migration costs in the prior period and cost containment. Margin increased from 8.7% for the fiscal year ended June 30, 2012 to 13.3% for the fiscal year ended June 30, 2013.

Provision for income taxes. Provision for income taxes and effective tax rates for the fiscal year ended June 30, 2013 were $111.1 million and 34.4%, respectively, compared to $75.9 million and 37.8%, for the fiscal year ended June 30, 2012, respectively. The change in the Company's effective tax rate was primarily attributable to the recognition this fiscal year of certain prior year foreign tax credits, changes in the geographical mix of income and last fiscal year's valuation allowance on capital tax losses related to the PWI common stock and write-off of certain state net operating loss carryforwards.

Net earnings from continuing operations and Basic and Diluted earnings per share from continuing operations. Net earnings from continuing operations for the fiscal year ended June 30, 2013 were $212.1 million, an increase of $87.1 million, or 70%, compared to $125.0 million for the fiscal year ended June 30, 2012. The increase in Net earnings from continuing operations reflects higher revenues, increased margins driven by the mix of business, impairment charges and IBM Migration costs recorded in the prior year and cost containment.

Basic and Diluted earnings per share from continuing operations for the fiscal year ended June 30, 2013 were $1.74, an increase of $0.73, or 72%, and $1.69, an increase of $0.71, or 72%, respectively, compared to $1.01 and $0.98 for the fiscal year ended June 30, 2012, respectively. Restructuring and Impairment Charges, net decreased Basic and Diluted earnings per share by $0.10 for the fiscal year ended June 30, 2013. The IBM Migration costs and Restructuring and Impairment Charges, net decreased diluted earnings per share in the prior year by $0.12 and $0.45 respectively.

Fiscal Year 2012 Compared to Fiscal Year 2011

The table below presents Consolidated Statements of Earnings from continuing operations data for the fiscal years ended June 30, 2012 and 2011, and the dollar and percentage changes between periods:

	Years Ended June 30,			
			Change	
	2012	2011	($)	(%)
	($ in millions, except for per share amounts)			
Revenues	$2,303.5	$2,166.9	$136.6	6
Cost of revenues	1,715.1	1,617.1	98.0	6
Selling, general and administrative expenses	299.9	270.0	29.9	11
Impairment and other charges, net	74.2	—	74.2	100
Other expenses, net	13.4	10.1	3.3	33
Total expenses	2,102.6	1,897.2	205.4	11
Earnings from continuing operations before income taxes	200.9	269.7	(68.8)	(26)
Margin	8.7%	12.4%		(3.7) pts
Provision for income taxes	75.9	97.9	(22.0)	(22)
Effective tax rate	37.8%	36.3%		1.5 pts
Net earnings from continuing operations	$ 125.0	$ 171.8	$ (46.8)	(27)
Basic earnings per share from continuing operations	$ 1.01	$ 1.38	$ (0.37)	(27)
Diluted earnings per share from continuing operations	$ 0.98	$ 1.34	$ (0.36)	(27)

Revenues. Revenues for the fiscal year ended June 30, 2012 were $2,303.5 million, an increase of $136.6 million, or 6%, compared to $2,166.9 million for the fiscal year ended June 30, 2011. The $136.6 million increase was driven by higher recurring fee revenues of $139.6 million and higher distribution revenues of $0.3 million, partially offset by lower event-driven fee revenues, which declined from $135.0 million to $131.9 million, or $3.1 million, mainly due to lower mutual fund proxy activity. The positive contribution from recurring fee revenues reflected higher Net New Business, revenues from internal growth, gains from Acquisitions, and the Outsourcing Services Agreement. Fluctuations in foreign currency exchange rates were unfavorably impacted by $0.2 million. Revenues from Acquisitions and the Outsourcing Services Agreement contributed $109.8 million.

Closed sales for the fiscal year ended June 30, 2012 were $148.7 million, an increase of $15.0 million, or 11%, compared to $133.7 million for the fiscal year ended June 30, 2011. Recurring revenue closed sales for the fiscal year ended June 30, 2012 were $120.2 million, an increase of $6.8 million, or 6%, compared to $113.4 million for the fiscal year ended June 30, 2011.

Total Expenses. Total expenses for the fiscal year ended June 30, 2012 were $2,102.6 million, an increase of $205.4 million, or 11%, compared to $1,897.2 million for the fiscal year ended June 30, 2011. The IBM Migration costs, and Restructuring and Impairment Charges contributed $105.5 million, or 51%, of the $205.4 million increase in Total expenses. Costs related to our Acquisitions and the Outsourcing Services Agreement constituted $87.0 million, or 42%, of the increase in Total expenses. The remaining increases to Total expenses constitute costs related to our core business operations. These items are discussed in detail in the following paragraphs:

Cost of revenues for the fiscal year ended June 30, 2012 were $1,715.1 million, an increase of $98.0 million, or 6%, compared to $1,617.1 million for the fiscal year ended June 30, 2011. The increase reflects costs of $40.1 million related to Acquisitions and the Outsourcing Services Agreement, distribution costs of $8.0 million, increased IBM Migration costs of $18.3 million, Restructuring Charges of $6.7 million, and other variable costs of $35.4 million. Distribution cost of revenues for the fiscal year ended June 30, 2012 were $621.0 million, an increase of $7.5 million, or 1%, compared to $613.5 million for the fiscal year ended June 30, 2011. Distribution cost of revenues consists primarily of postage related expenses. Fluctuations in foreign currency exchange rates decreased cost of revenues by $2.8 million.

Selling, general and administrative expenses for the fiscal year ended June 30, 2012 were $299.9 million, an increase of $29.9 million, or 11%, compared to $270.0 million for the fiscal year ended June 30, 2011. The 11% increase was mainly due to increased costs related to Acquisitions of $16.0 million, and higher selling expenses of $10.4 million on higher closed sales. Fluctuations in foreign currency exchange rates decreased Selling, general and administrative expenses by $1.0 million.

Impairment and other charges, net for the fiscal year ended June 30, 2012 were $74.2 million as a result of the Penson OTTI charge, the Penson Note Receivable impairment charge, the Penson Deferred Costs impairment charge, the Eliminated obligation to pay or credit Penson fees, and the Penson Shutdown costs.

Other expenses, net for the fiscal year ended June 30, 2012 were $13.4 million, an increase of $3.3 million, compared to $10.1 million for the fiscal year ended June 30, 2011. The increase is primarily driven by higher interest expense on our Long-term borrowings of $3.4 million. Fluctuations in foreign currency exchange rates slightly decreased Other expenses, net by $1.4 million.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2012 were $200.9 million, a decrease of $68.8 million, or 26%, compared to $269.7 million for the fiscal year ended June 30, 2011. The decrease is mainly due to higher Total expenses which more than offset the increase in Revenues. As discussed above, higher Total expenses were driven by the IBM Migration costs and Restructuring and Impairment Charges. Margin decreased from 12.4% for the fiscal year ended June 30, 2011 to 8.7% for the fiscal year ended June 30, 2012. The impact of the IBM Migration costs, and Restructuring and Impairment Charges was 460 basis points on the Margin for the fiscal year ended June 30, 2012.

Provision for income taxes. Provision for income taxes and Effective tax rates for the fiscal year ended June 30, 2012 were $75.9 million and 37.8%, respectively, compared to $97.9 million and 36.3%, for the fiscal year ended June 30, 2011, respectively. The change in the Company's Effective tax rate was attributable to a valuation allowance on capital tax losses related to the PWI common stock, a write-off of certain state net operating loss carryforwards and changes in the geographical mix of income.

Net earnings from continuing operations and Basic and Diluted earnings per share from continuing operations. Net earnings from continuing operations for the fiscal year ended June 30, 2012 were $125.0 million, a decrease of $46.8 million, or 27%, compared to $171.8 million for the fiscal year ended June 30, 2011. The decrease in Net earnings from continuing operations reflects lower Earnings from continuing operations, as discussed above, including the impact of the IBM Migration costs, and Restructuring and Impairment Charges.

Basic and Diluted earnings per share from continuing operations for the fiscal year ended June 30, 2012 were $1.01, a decrease of $0.37, or 27%, and $0.98, a decrease of $0.36, or 27%, respectively, compared to $1.38 and $1.34 for the fiscal year ended June 30, 2011, respectively. The IBM Migration costs, and Restructuring and Impairment Charges decreased diluted earnings per share by $0.12 and $0.45, respectively.

ANALYSIS OF REPORTABLE SEGMENTS

Broadridge has two reportable operating business segments: (1) Investor Communication Solutions and (2) Securities Processing Solutions. Ridge's securities clearing business is reflected in discontinued operations (see Note 1, "Basis of Presentation" and Note 7, "Discontinued Operations" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for detailed information on discontinued operations), and the business process outsourcing services business is now reported as part of the Securities Processing Solutions business segment. This change is reflected in all prior periods presented in this Annual Report on Form 10-K.

The primary components of "Other" are IBM Migration costs, Restructuring and Impairment Charges, and the elimination of intersegment revenues and profits as well as certain unallocated expenses. Foreign exchange is a reconciling item between the actual foreign exchange rates and budgeted foreign exchange rates.

Certain corporate expenses, as well as certain centrally managed expenses, are allocated based upon budgeted amounts in a reasonable manner. Because the Company compensates the management of its various businesses on, among other factors, segment profit, the Company may elect to record certain segment-related expense items of an unusual or non-recurring nature in consolidation rather than reflect such items in segment profit.

Revenues

	Years Ended June 30,			Change			
				2013 vs. 2012		2012 vs. 2011	
	2013	2012	2011	$	%	$	%
				($ in millions)			
Investor Communication Solutions	$1,760.2	$1,634.0	$1,559.4	$126.2	8	$ 74.6	5
Securities Processing Solutions	660.5	655.5	593.6	5.0	1	61.9	10
Other	0.1	0.5	0.2	(0.4)	(80)	0.3	*
Foreign currency exchange	10.0	13.5	13.7	(3.5)	(26)	(0.2)	(1)
Revenues	$2,430.8	$2,303.5	$2,166.9	$127.3	6	$136.6	6

* Not Meaningful

Earnings (Loss) from Continuing Operations before Income Taxes

	Years Ended June 30,			Change			
				2013 vs. 2012		2012 vs. 2011	
	2013	2012	2011	$	%	$	%
				($ in millions)			
Investor Communication Solutions	$302.1	$ 242.8	$213.4	$ 59.3	24	$ 29.4	14
Securities Processing Solutions	85.2	91.1	87.4	(5.9)	(6)	3.7	4
Other	(80.3)	(146.8)	(41.3)	66.5	45	(105.5)	*
Foreign currency exchange	16.2	13.8	10.2	2.4	17	3.6	35
Earnings from continuing operations before income taxes	$323.2	$ 200.9	$269.7	$122.3	61	$ (68.8)	(26)

* Not Meaningful

Investor Communication Solutions

Revenues

	Years Ended June 30,			Change			
				2013 vs. 2012		2012 vs. 2011	
	2013	2012	2011	$	%	$	%
				($ in millions)			
Recurring fee revenues	$ 850.0	$ 797.7	$ 720.3	$ 52.3	7	$77.4	11
Event-driven revenues	155.5	131.9	135.0	23.6	18	(3.1)	(2)
Distribution revenues	754.7	704.4	704.1	50.3	7	0.3	—
Revenues	$1,760.2	$1,634.0	$1,559.4	$126.2	8	$74.6	5

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenues. Investor Communication Solutions segment's Revenues for the fiscal year ended June 30, 2013 were $1,760.2 million, an increase of $126.2 million, or 8%, compared to $1,634.0 million for the fiscal year ended June 30, 2012. Recurring fee revenues for the fiscal year ended June 30, 2013 were $850.0 million, an increase of $52.3 million, or 7%, compared to $797.7 million for the fiscal year ended June 30, 2012 and event-driven fee revenues for the fiscal year ended June 30, 2013 were $155.5 million, an increase of $23.6 million, or 18%, compared to $131.9 million for the fiscal year ended June 30, 2012. Recurring fee revenues were driven by Net New Business and internal growth. Event-driven revenues were driven by higher mutual fund proxy and supplemental activity. Distribution revenues for the fiscal year ended June 30, 2013 were $754.7 million, an increase of $50.3 million, or 7%, compared to $704.4 million for the fiscal year ended June 30, 2012.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2013 were $302.1 million, an increase of $59.3 million, or 24%, compared to $242.8 million for the fiscal year ended June 30, 2012, primarily due to higher recurring fee, event-driven fee and related distribution revenues, as well as improved productivity from strategic initiatives. Margin increased by 230 basis points from 14.9% to 17.2%.

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenues. Investor Communication Solutions segment's Revenues for the fiscal year ended June 30, 2012 were $1,634.0 million, an increase of $74.6 million, or 5%, compared to $1,559.4 million for the fiscal year ended June 30, 2011. Higher recurring fee revenues contributed $77.4 million and higher distribution revenues contributed $0.3 million, and were partially offset by lower event-driven fee revenues, which declined from $135.0 million to $131.9 million, or $3.1 million. The positive contribution from recurring fee revenues were driven primarily by Net New Business, internal growth, and Acquisitions. The decrease in event-driven fee revenues was primarily due to lower mutual fund proxy activity. Distribution revenues for the fiscal year ended June 30, 2012 were $704.4 million, an increase of $0.3 million, compared to $704.1 million for the fiscal year ended June 30, 2011. Position growth was positive 1% for annual equity proxy and positive 9% for mutual fund interim communications, resulting in a net increase in pieces processed for the fiscal year ended June 30, 2012.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2012 were $242.8 million, an increase of $29.4 million, or 14%, compared to $213.4 million for the fiscal year ended June 30, 2011, primarily due to higher recurring revenues. Margin increased by 120 basis points from 13.7% to 14.9% mainly as a result of higher recurring revenues and cost containment efforts.

Securities Processing Solutions

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenues. Securities Processing Solutions segment's Revenues for the fiscal year ended June 30, 2013 were $660.5 million, an increase of $5.0 million, or 1%, compared to $655.5 million for the fiscal year ended June 30, 2013. The increase was driven mainly by positive contributions from Net New Business and the Paladyne acquisition, partially offset by the impact of lower trade volumes and the previously disclosed agreement with Apex Clearing.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2013 were $85.2 million, a decrease of $5.9 million, or 6%, compared to $91.1 million for the fiscal year ended June 30, 2012. Margin decreased by 100 basis points from 13.9% to 12.9% for the fiscal year ended June 30, 2013 mainly due to the impact of lower trade volumes and the previously disclosed agreement with Apex Clearing, partially offset by contributions from Net New Business.

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenues. Securities Processing Solutions segment's Revenues for the fiscal year ended June 30, 2012 were $655.5 million, an increase of $61.9 million, or 10%, compared to $593.6 million for the fiscal year ended June 30, 2011. The increase was driven mainly by positive contributions from the Paladyne acquisition, the Outsourcing Services Agreement, and Net New Business.

Earnings from continuing operations before income taxes. Earnings from continuing operations before income taxes for the fiscal year ended June 30, 2012 were $91.1 million, an increase of $3.7 million, or 4%, compared to $87.4 million for the fiscal year ended June 30, 2011. Margin decreased by 80 basis points from 14.7% to 13.9% for the fiscal year ended June 30, 2012 mainly due to the effect of the Paladyne acquisition. Excluding the dilutive impact of the effects of Paladyne's losses from operations, overall margin increased by 40 basis points from 14.7% to 15.1%.

Other

Fiscal Year 2013 Compared to Fiscal Year 2012

Revenues. There were no significant reportable Revenues in our Other segment for the periods presented.

Loss from continuing operations before income taxes. Loss from continuing operations before income taxes was $80.3 million for the fiscal year ended June 30, 2013, a decrease of $66.5 million, compared to a $146.8 million loss from continuing operations before income taxes for the fiscal year ended June 30, 2012. The decreased loss was mainly due to a decline in Restructuring and Impairment Charges, net of $60.7 million and IBM Migration costs of $24.6 million.

Fiscal Year 2012 Compared to Fiscal Year 2011

Revenues. There were no significant reportable Revenues in our Other segment for the periods presented.

Loss from continuing operations before income taxes. Loss from continuing operations before income taxes was $146.8 million for the fiscal year ended June 30, 2012, an increase of $105.5 million, compared to a $41.3 million loss from continuing operations before income taxes for the fiscal year ended June 30, 2011. The increased loss was mainly due to the Restructuring and Impairment Charges, net of $80.9 million, IBM Migration costs of $18.3 million and higher interest expense on our Long-term borrowings of $3.4 million.

Adjusted Net Earnings from Continuing Operations

We define Adjusted net earnings from continuing operations as Net earnings from continuing operations, net of taxes excluding all items associated with Acquisition Amortization and Other Costs, Restructuring and Impairment Charges, net, and IBM Migration costs. Adjusted net earnings from continuing operations is not a measure defined in accordance with GAAP and should not be construed as an alternative to net income (loss), as determined in accordance with GAAP.

We use Adjusted net earnings from continuing operations as a financial measure for a number of reasons, including:

- in communications with our board of directors concerning our consolidated financial performance;
- we believe it is an enterprise level performance measure commonly reported and widely used by analysts and investors; and
- for planning purposes, including the preparation of our annual operating budget.

We are reporting our Adjusted net earnings from continuing operations to exclude the impact of these items from our GAAP results because these items are significant and we believe this information helps our investors understand the effect of these non-recurring items on our reported results and therefore, will provide a better representation of our actual performance. Our presentation of Adjusted net earnings from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Set forth below is a reconciliation of Adjusted net earnings from continuing operations (Non-GAAP) to the comparable GAAP measure:

	Years ended June 30,		
	2013	2012	2011
	($ in millions)		
Adjusted net earnings from continuing operations (Non-GAAP)	$236.0	$213.4	$188.0
Adjustments:			
Acquisition Amortization and Other Costs	(23.8)	(24.8)	(19.2)
Restructuring and Impairment Charges, net	(20.2)	(80.9)	—
IBM Migration costs	—	(24.6)	(6.3)
Tax impact of adjustments	15.7	49.3	9.3
One-time tax items	4.4	(7.4)	—
Net Earnings from continuing operations (GAAP)	$212.1	$125.0	$171.8

Set forth below is a reconciliation of Adjusted earnings per share from continuing operations (Non-GAAP) to the comparable GAAP measure:

	Years ended June 30,		
	2013	2012	2011
Adjusted diluted earnings per share from continuing operations (Non-GAAP)	$ 1.88	$ 1.67	$ 1.47
Adjustments:			
Acquisition Amortization and Other Costs	(0.19)	(0.20)	(0.15)
Restructuring and Impairment Charges, net	(0.16)	(0.63)	—
IBM Migration costs	—	(0.19)	(0.05)
Tax impact of adjustments	0.13	0.39	0.07
One-time tax items	0.03	(0.06)	—
Diluted earnings per share from continuing operations (GAAP)	$ 1.69	$ 0.98	$ 1.34

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2013 and 2012, Cash and cash equivalents were $266.0 million and $320.5 million, respectively. Total stockholders' equity was $816.0 million and $850.5 million at June 30, 2013 and 2012, respectively. At June 30, 2013, net working capital was $337.5 million, compared to $367.1 million at June 30, 2012. At the current time, and in future periods, we expect cash generated by our operations, together with existing cash, cash equivalents, marketable securities and borrowings from the capital markets, to be sufficient to cover cash needs for working capital, capital expenditures, strategic acquisitions, dividends and common stock repurchases. We do not rely on short-term borrowings to meet our liquidity needs.

As of June 30, 2013, $91.8 million of the $266.0 million of cash and cash equivalents was held by our foreign subsidiaries. If these funds are needed for our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate these funds. However, our current plans do not demonstrate a need to repatriate them to fund our U.S. operations.

On December 28, 2012, Broadridge, the IRS and the CRA entered into an APA relating to tax years 2007 through 2012. Under the APA, a net $50.0 million of cash was transferred from two of the Company's Canadian subsidiaries to the Broadridge U.S. parent company during the Company's third fiscal quarter of 2013. All tax effects pertaining to this APA were accrued in the prior fiscal year.

At June 30, 2013, the Company had $524.5 million of outstanding Long-term debt, consisting of a $400.0 million five-year term loan facility and unsecured senior notes of $124.5 million principal amount. The senior notes are senior unsecured obligations of the Company and rank equally with the Company's other senior indebtedness. Interest is payable semiannually on June 1st and December 1st each year based on a fixed per annum rate equal to 6.125%.

On September 22, 2011, the Company entered into a $990.0 million senior unsecured credit facility, consisting of a $490.0 million five-year term loan facility (the "Fiscal 2012 Term Loan") and a $500.0 million five-year revolving credit facility (the "Fiscal 2012 Revolving Credit Facility") (collectively the "Fiscal 2012 Credit Facilities"). Borrowings under the Fiscal 2012 Credit Facilities bear interest at LIBOR plus 125 basis points. The Fiscal 2012 Revolving Credit Facility also has an annual facility fee equal to 15 basis points, on the unused portion of the facility, which totaled $0.8 million in fees for the fiscal ended June 30, 2013, and $0.6 million in fees for the fiscal year ended June 30, 2012. The Company incurred $3.0 million in debt issuance costs to establish the Fiscal 2012 Credit Facilities, of which $0.1 million of these costs were expensed as incurred and $2.9 million of these costs have been capitalized in Other non-current assets in the Consolidated Balance Sheets and are being amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the terms of these facilities. As of June 30, 2013 and 2012, $1.0 million and $0.4 million, respectively, had been amortized related to the Fiscal 2012 Credit Facilities.

The Fiscal 2012 Term Loan contains a repayment schedule that requires the Company to make minimum principal repayments on the loan of $12.3 million, on a quarterly basis, commencing with the first payment which was due on March 31, 2013, and the final payment due on June 30, 2016, for a total repayment of $171.5 million before the balance of the loan becomes due in September 2016. During the fiscal year ended June 30, 2012, the Company repaid $90.0 million of the $490.0 million of borrowings under the Fiscal 2012 Term Loan. Under the terms of the Fiscal 2012 Term Loan, any prepayment of a term borrowing shall be applied to reduce the subsequent scheduled repayment, in direct order of maturity, with no prepayment penalty. At June 30, 2013, the Company had met the repayment requirements on the Fiscal 2012 Term Loan through September 30, 2014. Under the terms of the Fiscal 2012 Term Loan agreement, as a portion of the outstanding borrowing is paid down, the total borrowing capacity is reduced commensurately, leaving a borrowing capacity of $400.0 million at June 30, 2013. The weighted-average interest rate on the Fiscal 2012 Term Loan was 1.47% and 1.54% for the fiscal year ended June 30, 2013 and 2012, respectively.

The Fiscal 2012 Credit Facilities are subject to covenants, including financial covenants consisting of a leverage ratio and an interest coverage ratio. At June 30, 2013, the Company is not aware of any instances of any non-compliance with the financial covenants of the Fiscal 2012 Credit Facilities. The carrying value of the Fiscal 2012 Term Loan approximates fair value at June 30, 2013 and 2012.

In May 2007, the Company completed an offering of $250.0 million in aggregate principal amount of senior notes (the "Fiscal 2007 Senior Notes"). The Fiscal 2007 Senior Notes will mature on June 1, 2017 and bear interest at a rate of 6.125% per annum. Interest on the Fiscal 2007 Senior Notes is payable semi-annually in arrears on June 1 and December 1 of each year. The Fiscal 2007 Senior Notes were issued at a price of 99.1% (effective yield to maturity of 6.251%). The indenture governing the Fiscal 2007 Senior Notes contains certain covenants including covenants restricting the Company's ability to create or incur liens securing indebtedness for borrowed money and to enter into certain sale-leaseback transactions. At June 30, 2013, the Company is not aware of any instances of non-compliance with the financial covenants of the indenture governing the Fiscal 2007 Senior Notes. The indenture also contains covenants regarding the purchase of the Fiscal 2007 Senior Notes upon a change of control triggering event. The Fiscal 2007 Senior Notes are senior unsecured obligations of the Company and rank equally with the Company's other senior indebtedness. The Company may redeem the Fiscal 2007 Senior Notes in whole or in part at any time before their maturity. The Company incurred $1.9 million in debt issuance costs to establish the Fiscal 2007 Senior Notes. These costs have been capitalized and are being amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the ten-year term. At June 30, 2013 and June 30, 2012, the accumulated amortization related to the Senior Notes was

$1.1 million and $0.8 million, respectively. During the fiscal year ended June 30, 2009, the Company purchased $125.0 million principal amount of the Senior Notes (including $1.0 million unamortized bond discount) pursuant to a cash tender offer for such notes. The fair value of the fixed-rate Senior Notes at June 30, 2013 and June 30, 2012 was $138.2 million and $137.6 million, respectively, based on quoted market prices.

Please refer to Note 13, "Borrowings" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a more detailed discussion.

Based upon current and anticipated levels of operation, management believes that the Company's cash on hand and cash flows from operations, combined with borrowings available under credit facilities, will be sufficient to enable the Company to meet its current and anticipated cash operating requirements, capital expenditures and working capital needs. Please refer to the discussion of net cash flows provided by financing activities in the following section for further discussion of the Company's financing activities.

Cash Flows

Net cash flows provided by operating activities were $270.9 million for the fiscal year ended June 30, 2013, a decrease of $19.7 million, compared to $290.6 million during the fiscal year ended June 30, 2012. The decrease in cash provided by operating activities is primarily due to changes in working capital resulting from the timing of accounts receivable collections and vendor payments.

Net cash flows used in investing activities for the fiscal year ended June 30, 2013 were $52.0 million, a decrease of $58.5 million, compared to $110.5 million of net cash flows used in investing activities for the fiscal year ended June 30, 2011. The decrease reflects lower spending of $72.4 million on acquisitions during the fiscal year ended June 30, 2013, compared to the fiscal year ended June 30, 2012, slightly offset by higher capital expenditures in the current fiscal year as compared to the prior fiscal year.

Net cash flows used in financing activities for the fiscal year ended June 30, 2013 were $273.2 million, an increase of $184.5 million, compared to $88.7 million of net cash flows used in financing activities for the fiscal year ended June 30, 2012. The increased use of cash reflects an increase in the purchases of common stock of $186.9 million coupled with an increase of $7.7 million in dividends paid in the current fiscal year as compared to the prior fiscal year, slightly offset by an $11.7 million increase in proceeds from the exercise of stock options in the current fiscal year compared to the prior fiscal year.

Income Taxes

Before the spin-off from our former parent company Automatic Data Processing, Inc. ("ADP"), the Company's taxable income was included in separate income tax returns filed with the appropriate taxing jurisdictions, except for U.S. federal and certain state and foreign jurisdictions in which the Company's taxable income is included in the income tax returns of ADP or an ADP affiliate. Subsequent to the spin-off, the Company files its own U.S. federal, state and foreign returns.

The provision for income taxes is computed as if the Company filed on a combined stand-alone or separate tax return basis, as applicable. The provision for income taxes does not reflect the Company's inclusion in the tax returns of ADP or an ADP affiliate. Certain income taxes of the Company were paid by ADP or an ADP affiliate on behalf of the Company.

The Company, headquartered in the U.S., is routinely examined by the IRS and is also routinely examined by the tax authorities in the U.S. states and foreign countries in which it conducts business. The tax years under audit examination vary by tax jurisdiction. With respect to U.S. federal income taxes, the Company was a member of the ADP U.S. federal income tax consolidated group through March 30, 2007. As a member of the ADP U.S. federal income tax consolidation, the Company is included in any open IRS examinations of ADP for periods up to and including March 30, 2007. As a member of the ADP U.S. federal income tax consolidated group and pursuant to a tax allocation agreement between the Company and ADP, the U.S. federal income tax payable of the Company for the period ended March 30, 2007, will be assumed by ADP. In addition, any items of income or expense successfully challenged by the IRS attributable to the business operations of the Company for tax periods ended March 30, 2007 or earlier, will be tax liabilities assumed by ADP. Correspondingly, any items of income or expense attributable to the business operations of the Company for tax periods ended March 30, 2007 or earlier, which are settled favorably with the IRS by ADP will remain with ADP. Accordingly, the Company has not established any tax reserves or tax assets with respect to U.S. federal income taxes for the tax periods through March 30, 2007.

The tax allocation agreement between the Company and ADP also extends to the Company's U.S. state income tax and most foreign income tax liabilities and tax assets. Thus, for any foreign or U.S. state income tax liabilities or tax assets relating to tax periods ended March 30, 2007 or earlier attributable to the Company's business operations, depending on the tax jurisdiction, ADP will either make payments directly to the appropriate tax authorities or reimburse the Company for tax payments the Company made to the tax authorities that related to tax liabilities subject to the tax allocation agreement to the extent that such tax liabilities are in excess of amounts provided for in respect of such income taxes on the Consolidated Balance Sheet of the Company including the Notes thereto, as of June 30, 2013. Similarly, to the extent that there are any tax refunds attributable to the Company's business operations in a particular tax jurisdiction for the period ended March 30, 2007 or earlier, ADP will either receive such refund directly from the appropriate tax authorities or receive reimbursement from the Company for the refund received by the Company that is subject to the tax allocation agreement.

The Company regularly considers the likelihood of assessments in each of the jurisdictions resulting from examinations. To the extent the Company determines it has potential tax assessment in particular tax jurisdictions and that such assessments are not covered by the tax allocation agreement, the Company has established tax reserves which it believes are adequate in relation to the potential assessments. Once established, reserves are adjusted when there is more information available, when an event occurs necessitating a change to the reserves or the statute of limitations for the relevant taxing authority to examine the tax position has expired. The resolution of tax matters should not have a material effect on the financial condition of the Company or on the Company's Consolidated Statements of Earnings for a particular future period.

Defined Benefit Pension Plans

The Company sponsors a Supplemental Officer Retirement Plan (the "Broadridge SORP"). The Broadridge SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation. The amount charged to expense for the Broadridge SORP was $3.4 million, $2.4 million and $1.6 million during the fiscal years ended June 30, 2013, 2012 and 2011, respectively. The Broadridge SORP is currently unfunded, and the benefit obligation under this plan was $17.0 million, $15.7 million and $11.1 million at June 30, 2013, 2012 and 2011, respectively.

The Company also sponsors a Supplemental Executive Retirement Plan (the "Broadridge SERP"). The Broadridge SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key executives upon retirement based upon the executives' years of service and compensation. The amount charged to expense for the Broadridge SERP was $0.5 million, $0.3 million and $0.2 million during the fiscal years ended June 30, 2013, 2012 and 2011, respectively. The Broadridge SERP is currently unfunded, and the benefit obligation under this plan was $1.5 million, $1.3 million and $0.6 million at June 30, 2013, 2012 and 2011, respectively.

Other Post-retirement Benefit Plan

The Company sponsors an Executive Retiree Health Insurance Plan. It is a post-retirement benefit plan pursuant to which the Company helps defray the health care costs of certain eligible key executive retirees and qualifying dependents, based upon the retirees' age and years of service, until they reach the age of 65. The amount charged to expense under this plan was $0.2 million, $0.3 million and $0.4 million during the fiscal years ended June 30, 2013, 2012 and 2011, respectively. The plan is currently unfunded, and the benefit obligation under this plan was $3.0 million, $2.8 million and $3.1 million at June 30, 2013, 2012 and 2011, respectively.

Contractual Obligations

The following table summarizes our contractual obligations to third parties as of June 30, 2013 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(in millions)		
Long-term debt(1)	$ 524.5	$ —	$ 81.5	$443.0	$ —
Interest on long-term debt(2)	31.7	8.3	16.3	7.1	—
Facility and equipment operating leases(3)	156.8	32.4	53.3	38.0	33.1
Software licensing(4)	14.4	6.0	5.4	3.0	—
Purchase obligations(5)	530.8	76.4	136.9	114.4	203.1
Uncertain tax positions(6)	3.0	—	3.0	—	—
Total	$1,261.2	$123.1	$296.4	$605.5	$236.2

(1) These amounts represent the principal repayments of Long-term debt and are included on our Consolidated Balance Sheets. As of June 30, 2013, we had $524.5 million of outstanding debt consisting of $400.0 million of a term loan facility and $124.5 million in Senior Notes. See Note 13, "Borrowings" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for additional information about our Borrowings and related matters. Excludes future cash payments related to interest expense as the term loan facility is variable rate and the interest payments will ultimately be determined by the rates in effect during each period.

(2) Includes estimated future interest payments on our long-term debt assuming a 1.5% interest rate on the term loan facility and 6.125% interest rate on the Senior Notes.

(3) Included in these amounts are various facilities and equipment leases. We enter into operating leases in the normal course of business relating to facilities and equipment. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts and if we enter into additional operating lease agreements.

(4) These amounts represent various software license agreements. We enter into software licenses in the normal course of business.

(5) Purchase obligations relate to payments to IBM related to the IT Services Agreement entered into in March 2010 that expires in June 2022, and purchase and maintenance agreements on our software, equipment and other assets.

(6) Due to the uncertainty related to the timing of the reversal of uncertain tax positions, only the uncertain tax benefit related to certain settlements have been provided in the table above. The Company is unable to make reasonably reliable estimates related to the timing of the remaining unrecognized tax benefits expected to be paid. See Note 16, "Income Taxes" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for further detail.

The Company entered into a data center outsourcing services agreement with ADP before the Company's spin-off from ADP in March 2007 (the "ADP Agreement") under which ADP provided the Company with data center services. The ADP Agreement expired on June 30, 2012. The Company entered into a short-term extension of the ADP Agreement which expired in August 2012. At June 30, 2013, the Company has no further obligation to ADP for data center services. For the fiscal years ended June 30, 2013, 2012 and 2011, the Company recorded expenses of $5.8 million, $111.4 million and $110.4 million, respectively, in the Consolidated Statements of Earnings related to the ADP Agreement.

In March 2010, the Company and IBM entered into an IT Services Agreement, under which IBM provides certain aspects of the Company's information technology infrastructure that were previously provided under the ADP Agreement. Under the IT Services Agreement, IBM provides a broad range of technology services to the Company including supporting its mainframe, midrange, server, network and data center operations, as well as providing disaster recovery services. The Company has the option of incorporating additional services into the agreement over time. The migration of the data center processing from ADP to IBM was completed in August 2012. The IT Services Agreement expires on June 30, 2022. The Company has the right to renew the initial term of the IT Services Agreement for up to one additional 12-month term. Commitments remaining under this agreement at June 30, 2013 are $496.3 million through fiscal year 2022, the final year of the contract. For the fiscal years ended June 30, 2013, 2012 and 2011, the Company recorded expenses of $96.3 million, $24.6 million and $6.3 million, respectively, in the Consolidated Statements of Earnings related to this agreement. The Company capitalized $2.0 million and $47.0 million of costs related to the build out of the IBM data center in Other non-current assets in the fiscal years ended June 30, 2013 and 2012, respectively.

Other Commercial Commitments

Immediately before the separation from ADP, certain of the Company's foreign subsidiaries established unsecured, uncommitted lines of credit with banks. There were no outstanding borrowings under these lines of credit at June 30, 2013.

Off-Balance Sheet Arrangements

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations, and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. The Company was not a party to any derivative financial instruments at June 30, 2013, 2012 and 2011. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's products and services. The Company does not expect any material losses related to such representations and warranties, or collateral arrangements.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2, "Summary of Significant Accounting Policies—Q. New Accounting Pronouncements" to our Consolidated Financial Statements under Item 8 of Part II of this Annual Report on Form 10-K for a discussion on the impact of the adoption of new accounting pronouncements.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

As of June 30, 2013, $400.0 million of our total $524.5 million in debt outstanding is based on floating interest rates. Our term loan facility had a balance outstanding of $400.0 million as of June 30, 2013. The interest rate is based on LIBOR plus 125 basis points. The weighted-average interest rate was 1.47% as of June 30, 2013. Our revolving credit facility had a balance outstanding of zero as of June 30, 2013. The interest rate is based on LIBOR plus 125 basis points.

Our business process outsourcing and mutual fund processing services are performed by a registered broker-dealer. As a registered broker-dealer and member of FINRA, it is subject to regulations concerning many aspects of its business, including trade practices, capital requirements, record retention, money laundering prevention, the protection of customer funds and customer securities, and the supervision of the conduct of directors, officers and employees. A failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders, or the suspension or revocation of SEC or FINRA authorization granted to allow the operation of its businesses or disqualification of its directors, officers or employees. In addition, as a registered broker-dealer, it is required to participate in the Securities Investor Protection Corporation ("SIPC") for the benefit of customers. In addition, MG Trust Company, LLC ("MG Trust Company"), a subsidiary of Matrix, is a Colorado State non-depository trust company whose primary business is to provide cash agent, custodial and directed or non-discretionary trust services to institutional customers. MG Trust Company operates pursuant to the rules and regulations of the Colorado Division of Banking.

ITEM 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm 50
Consolidated Statements of Earnings for the Fiscal Years Ended June 30, 2013, 2012, and 2011 52
Consolidated Statements of Comprehensive Income for the Fiscal Years Ended June 30, 2013, 2012, and 2011 53
Consolidated Balance Sheets as of June 30, 2013 and 2012 54
Consolidated Statements of Cash Flows for the Fiscal Years Ended June 30, 2013, 2012, and 2011 55
Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended June 30, 2013, 2012, and 2011 56
Notes to Consolidated Financial Statements 57

Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts 83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Broadridge Financial Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042

We have audited the accompanying consolidated balance sheets of Broadridge Financial Solutions, Inc. and subsidiaries (the "Company") as of June 30, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of June 30, 2013, based on criteria established in *Internal Control—Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadridge Financial Solutions, Inc. and subsidiaries as of June 30, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the criteria established in *Internal Control—Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ DELOITTE & TOUCHE LLP

New York, New York
August 8, 2013

Broadridge Financial Solutions, Inc.

Consolidated Statements of Earnings
(In millions, except per share amounts)

	Years ended June 30,		
	2013	2012	2011
Revenues	$2,430.8	$2,303.5	$2,166.9
Cost of revenues	1,767.8	1,715.1	1,617.1
Selling, general and administrative expenses	323.6	299.9	270.0
Impairment and other charges, net	—	74.2	—
Other expenses, net	16.2	13.4	10.1
Total expenses	2,107.6	2,102.6	1,897.2
Earnings from continuing operations before income taxes	323.2	200.9	269.7
Provision for income taxes	111.1	75.9	97.9
Net earnings from continuing operations	212.1	125.0	171.8
Loss from discontinued operations, net of tax benefit	—	(1.4)	(2.2)
Net earnings	$ 212.1	$ 123.6	$ 169.6
Basic earnings per share:			
Basic earnings per share from continuing operations	$ 1.74	$ 1.01	$ 1.38
Basic loss per share from discontinued operations	—	(0.01)	(0.02)
Basic earnings per share	$ 1.74	$ 1.00	$ 1.36
Diluted earnings per share:			
Diluted earnings per share from continuing operations	$ 1.69	$ 0.98	$ 1.34
Diluted loss per share from discontinued operations	—	(0.01)	(0.02)
Diluted earnings per share	$ 1.69	$ 0.97	$ 1.32
Weighted-average shares outstanding:			
Basic	121.9	124.1	124.8
Diluted	125.4	127.5	128.3
Dividends declared per common share	$ 0.72	$ 0.64	$ 0.60

See notes to consolidated financial statements.

Broadridge Financial Solutions, Inc.

Consolidated Statements of Comprehensive Income
(In millions)

	Years ended June 30,		
	2013	2012	2011
Net earnings	$212.1	$123.6	$169.6
Other comprehensive income (loss), net:			
Foreign currency translation adjustments	(1.4)	(13.8)	20.7
Net unrealized gains (losses) on available-for-sale securities, net of taxes of ($0.6), $2.6 and $1.3 for the years ended June 30, 2013, 2012, and 2011, respectively	0.8	(4.5)	(2.1)
Reclassification adjustment for other-than-temporary impairment included in net income, net of taxes of ($4.0) for the year ended June 30, 2012	—	6.8	—
Pension and post-retirement liability adjustment, net of taxes of ($0.9), $0.8 and $0.7 for the years ended June 30, 2013, 2012 and 2011, respectively	1.3	(1.1)	(1.1)
Total other comprehensive income (loss), net	0.7	(12.6)	17.5
Comprehensive income	$212.8	$111.0	$187.1

See notes to consolidated financial statements.

Broadridge Financial Solutions, Inc.

Consolidated Balance Sheets
(In millions, except per share amounts)

	June 30, 2013	June 30, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 266.0	$ 320.5
Accounts receivable, net of allowance for doubtful accounts of $3.7 and $6.5, respectively	442.4	370.7
Other current assets	98.6	86.2
Total current assets	807.0	777.4
Property, plant and equipment, net	80.9	79.0
Goodwill	778.4	780.0
Intangible assets, net	120.6	143.3
Other non-current assets	231.3	207.9
Total assets	$2,018.2	$1,987.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 143.1	$ 102.2
Accrued expenses and other current liabilities	277.2	260.6
Deferred revenues	49.2	47.5
Total current liabilities	469.5	410.3
Long-term debt	524.5	524.4
Deferred taxes	71.2	63.2
Deferred revenues	40.2	38.3
Other non-current liabilities	96.8	100.9
Total liabilities	1,202.2	1,137.1
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock: Authorized, 25.0 shares; issued and outstanding, none	—	—
Common stock, $0.01 par value: Authorized, 650.0 shares; issued, 154.5 and 152.9 shares at June 30, 2013 and 2012, respectively; outstanding, 119.0 and 124.8 shares at June 30, 2013 and 2012, respectively	1.6	1.5
Additional paid-in capital	783.0	739.4
Retained earnings	811.3	686.1
Treasury stock, at cost: 35.5 and 28.1 shares at June 30, 2013 and 2012, respectively	(784.1)	(580.0)
Accumulated other comprehensive income	4.2	3.5
Total stockholders' equity	816.0	850.5
Total liabilities and stockholders' equity	$2,018.2	$1,987.6

See notes to consolidated financial statements.

Broadridge Financial Solutions, Inc.

Consolidated Statements of Cash Flows
(In millions)

	Years ended June 30,		
	2013	2012	2011
Cash Flows From Operating Activities			
Net earnings	$ 212.1	$ 123.6	$ 169.6
Adjustments to reconcile Net earnings to net cash flows provided by operating activities:			
Loss from discontinued operations, net of tax	—	1.4	2.2
Depreciation and amortization	47.6	51.0	43.1
Amortization of acquired intangibles	21.8	22.2	14.3
Amortization of other assets	24.0	18.8	14.9
Deferred income taxes	14.1	(8.4)	12.8
Stock-based compensation expense	27.1	28.3	30.0
Excess tax benefits from the issuance of stock-based compensation awards	(4.6)	(3.9)	(2.1)
Impairment of available for sale securities and other non-current assets	—	69.1	—
Other	11.4	3.0	(5.4)
Changes in operating assets and liabilities:			
Current assets and liabilities:			
(Increase) decrease in Accounts receivable, net	(73.2)	34.7	(39.8)
(Increase) decrease in Other current assets	(15.6)	23.3	8.0
Increase (decrease) in Accounts payable	41.3	(12.4)	8.5
Increase (decrease) in Accrued expenses and other current liabilities	15.8	35.2	(16.0)
Increase (decrease) in Deferred revenues	1.4	(8.9)	(11.4)
Non-current assets and liabilities:			
Increase in Other non-current assets	(61.2)	(106.5)	(61.5)
Increase in Other non-current liabilities	8.9	20.1	23.7
Net cash flows provided by operating activities of continuing operations	270.9	290.6	190.9
Cash Flows From Investing Activities			
Capital expenditures	(38.2)	(33.8)	(29.2)
Purchases of intangibles	(12.7)	(12.9)	(18.1)
Sale of available for sale securities	—	2.1	—
Acquisitions, net of cash acquired	—	(72.4)	(293.5)
Other investing activities	(1.1)	6.5	—
Net cash flows used in investing activities of continuing operations	(52.0)	(110.5)	(340.8)
Cash Flows From Financing Activities			
Proceeds from Short-term borrowings	—	—	240.0
Proceeds from issuance of Long-term debt	—	490.0	—
Payment on Short-term borrowings	—	(400.0)	(40.0)
Payment on Long-term debt	—	(90.0)	—
Dividends paid	(85.8)	(78.1)	(74.8)
Proceeds from exercise of stock options	46.3	43.6	47.8
Purchases of Treasury stock	(238.5)	(51.6)	(222.1)
Cost related to issuance of Long-term debt	—	(2.9)	—
Excess tax benefit from the issuance of stock-based compensation awards	4.6	3.9	2.1
Other financing transactions	0.2	(3.6)	1.7
Net cash flows used in financing activities of continuing operations	(273.2)	(88.7)	(45.3)
Cash flows from discontinued operations:			
Net cash flows (used in) provided by operating activities	—	(6.4)	23.4
Net cash flows used in financing activities	—	—	(7.2)
Net cash flows (used in) provided by discontinued operations	—	(6.4)	16.2
Effect of exchange rate changes on Cash and cash equivalents	(0.2)	(6.0)	7.9
Net change in Cash and cash equivalents	(54.5)	79.0	(171.1)
Cash and cash equivalents, beginning of fiscal year	320.5	241.5	412.6
Cash and cash equivalents, end of fiscal year	$ 266.0	$ 320.5	$ 241.5
Supplemental disclosure of cash flow information:			
Cash payments made for interest	$ 13.5	$ 13.8	$ 9.7
Cash payments made for income taxes	$ 118.6	$ 71.1	$ 58.4
Non-cash investing and financing activities:			
Property, plant and equipment included in accrued expenses	$ 1.9	$ 1.9	$ 3.1
Purchases of treasury stock excluded from accrued expenses	$ —	$ —	$ 1.5
Dividends payable	$ 1.1	$ 1.6	$ —

See notes to consolidated financial statements.

Broadridge Financial Solutions, Inc.

Consolidated Statements of Stockholders' Equity
(In millions, except per share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
Balances, July 1, 2010	145.9	$ 1.5	$587.8	$546.9	$(327.7)	$ (1.4)	$ 807.1
Comprehensive income	—	—	—	169.6	—	17.5	187.1
Stock plans and related tax benefits	3.7	—	49.8	—	—	—	49.8
Stock-based compensation	—	—	29.8	—	—	—	29.8
Treasury stock acquired (9.2 shares)	—	—	—	—	(202.2)	—	(202.2)
Common stock dividends ($0.60 per share)	—	—	—	(74.3)	—	—	(74.3)
Balances, June 30, 2011	149.6	1.5	667.4	642.2	(529.9)	16.1	797.3
Comprehensive income (loss)	—	—	—	123.6	—	(12.6)	111.0
Stock plans and related tax benefits	3.3	—	43.7	—	—	—	43.7
Stock-based compensation	—	—	28.3	—	—	—	28.3
Treasury stock acquired (2.2 shares)	—	—	—	—	(50.1)	—	(50.1)
Common stock dividends ($0.64 per share)	—	—	—	(79.7)	—	—	(79.7)
Balances, June 30, 2012	152.9	1.5	739.4	686.1	(580.0)	3.5	850.5
Comprehensive income	—	—	—	212.1	—	0.7	212.8
Stock plans and related tax benefits	1.6	0.1	50.9	—	—	—	51.0
Stock-based compensation	—	—	27.1	—	—	—	27.1
Treasury stock acquired (9.7 shares)	—	—	—	—	(238.5)	—	(238.5)
Treasury stock reissued (2.3 shares)	—	—	(34.4)	—	34.4	—	—
Common stock dividends ($0.72 per share)	—	—	—	(86.9)	—	—	(86.9)
Balances, June 30, 2013	154.5	$ 1.6	$783.0	$811.3	$(784.1)	$ 4.2	$ 816.0

See notes to consolidated financial statements.

Broadridge Financial Solutions, Inc.

Notes to Consolidated Financial Statements

NOTE 1. BASIS OF PRESENTATION

A. Description of Business. Broadridge Financial Solutions, Inc. ("Broadridge" or the "Company"), a Delaware corporation, is a leading global provider of investor communication solutions and securities processing and business process outsourcing services to the financial services industry. The Company classifies its continuing operations into the following two reportable segments:

- **Investor Communication Solutions**—A large portion of Broadridge's Investor Communication Solutions business involves the processing and distribution of proxy materials to investors in equity securities and mutual funds, as well as the facilitation of related vote processing. ProxyEdge, its innovative electronic proxy delivery and voting solution for institutional investors and financial advisors, helps ensure the participation of the largest stockholders of many companies. Broadridge also provides the distribution of regulatory reports and corporate action/reorganization event information, as well as tax reporting solutions that help its clients meet their regulatory compliance needs. In addition, Broadridge provides financial information distribution and transaction reporting services to both financial institutions and securities issuers. These services include the processing and distribution of account statements and trade confirmations, traditional and personalized document fulfillment and content management services, marketing communications, and imaging, archival and workflow solutions that enable and enhance its clients' communications with investors. All of these communications are delivered through paper or electronic channels. In addition, Broadridge provides registered proxy services as well as registrar, stock transfer and record-keeping services to corporate issuers.

  In August 2010, Broadridge acquired NewRiver, Inc., a leader in mutual fund electronic investor disclosure solutions. In December 2010, Broadridge acquired Forefield, Inc., a leading provider of real-time sales, education, and client communication solutions for financial institutions and their advisors. In January 2011, Broadridge acquired Matrix Financial Solutions, Inc., an independent provider of mutual fund processing solutions for the defined contribution market.

- **Securities Processing Solutions**—Broadridge offers a suite of advanced computerized real-time transaction processing services that automate the securities transaction lifecycle, from desktop productivity tools, data aggregation, performance reporting, and portfolio management to order capture and execution, trade confirmation, settlement, and accounting. Broadridge's services help financial institutions efficiently and cost-effectively consolidate their books and records, gather and service assets under management, focus on their core businesses, and manage risk. With multi-currency capabilities, its Global Processing Solution supports real-time global trading of equity, option, mutual fund and fixed income securities in established and emerging markets. In addition, its business process outsourcing services allow broker-dealers to outsource certain administrative functions relating to clearing and settlement, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their businesses.

  In September 2011, Broadridge acquired Paladyne Systems, Inc., a provider of buy-side technology solutions for the global investment management industry.

B. Basis of Presentation. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S.") ("GAAP"). These financial statements present the consolidated position of the Company. These financial statements include the entities in which the Company directly or indirectly has a controlling financial interest and various entities in which the Company has investments recorded under both the cost and equity methods of accounting. Intercompany balances and transactions have been eliminated.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates. The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes thereto. The most significant assumptions are employed in estimates used in determining the fair value and potential impairment of goodwill, useful lives and potential impairment of intangible assets, recoverability of deferred tax assets and determination of uncertain tax positions. Actual results may differ from those estimates.

B. Revenue Recognition. The Company's revenues are primarily generated from fees for providing services. Revenues are recognized for the two reportable segments as follows:

- **Investor Communication Solutions**—Revenues are generated from processing and distributing investor communications as well as vote processing and tabulation. The Company typically enters into agreements with clients to provide services on a fee for service basis. Fees received from the rendering of services are recognized as revenue in the period in which the services have been provided and when collectability is reasonably assured.
- **Securities Processing Solutions**—Revenues are generated from fees for transaction processing. Client service agreements often include up-front consideration as well as a recurring fee for transaction processing. In accordance with Accounting Standards Codification Topic ("ASC") No. 605 "Revenue Recognition" up-front implementation fees are deferred and recognized on a straight-line basis over the longer of the respective service term of the contract or the expected customer relationship period which commences after client acceptance when the processing term begins. Fees received from processing and outsourcing services are recognized as revenue in the period in which the services have been rendered and when collectability is reasonably assured.

C. Cash and Cash Equivalents. Investment securities with an original maturity of 90 days or less are considered cash equivalents. The fair value of our cash and cash equivalents approximates carrying value due to their short term nature.

D. Financial Instruments. Substantially all of the financial instruments of the Company other than Long-term debt are carried at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The carrying value of the Company's long-term variable-rate term loan facility approximates fair value because these instruments reflect market changes to interest rates. The carrying value of the Company's long-term fixed-rate senior notes represents the face value of the long-term fixed-rate senior notes net of the unamortized discount. The fair value of the Company's long-term fixed-rate senior notes is based on quoted market prices. See Note 13, "Borrowings," for a further discussion of the Company's long-term fixed-rate senior notes.

E. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are as follows:

Equipment	3 to 5 years
Buildings	10 years
Furniture and fixtures	3 to 7 years

F. Available-For-Sale Equity Securities. Available-for-sale equity securities are non-derivatives that are reflected in Other non-current assets in the Consolidated Balance Sheets, unless management intends to dispose of the investment within twelve months of the end of the reporting period, in which case they are reflected in Other current assets in the Consolidated Balance Sheets. These investments are in entities over which the Company does not have control, joint control, or significant influence. Investments are initially recognized and carried at fair value. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and are included in Other comprehensive income (loss), net. Realized gains and losses on available-for-sale securities are included in Other expenses, net and, when applicable, are reported as a reclassification adjustment, net of tax, as a component of Other comprehensive income (loss), net.

Declines in the fair value of available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

G. Inventories. Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventory balances of $8.4 million and $8.6 million, consisting of forms and envelopes used in the mailing of proxy materials to our customers, are reflected in Other current assets in the Consolidated Balance Sheets at June 30, 2013 and 2012, respectively.

H. Deferred Client Conversion and Start-Up Costs. Direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred and recognized on a straight-line basis which commences after client acceptance when the processing term begins. To the extent deferred costs exceed related implementation fee revenues, such excess costs are amortized over the service term of the contract. Deferred costs up to the amount of the related implementation fees are recognized and capitalized over the longer of the respective service term of the contract or expected customer relationship period. These deferred costs are reflected in Other non-current assets in the Consolidated Balance Sheets at June 30, 2013 and 2012, respectively. See Note 11, "Other non-current assets," for a further discussion.

I. Deferred Data Center Costs. Data center costs relate to conversion costs associated with our principal data center systems and applications. Costs directly related to the activities necessary to make the data center usable for its intended purpose are deferred and amortized over the life of the contract on a straight-line basis commencing on the date the data center has achieved full functionality. These deferred costs are reflected in Other non-current assets in the Consolidated Balance Sheets at June 30, 2013 and 2012, respectively. See Note 11, "Other non-current assets".

J. Goodwill. The Company accounts for its goodwill and intangible assets in accordance with ASC No. 350, "Intangibles—Goodwill and Other" ("ASC No. 350"), which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at the reporting unit level at least annually or more frequently if circumstances indicate possible impairment. The Company tests for goodwill impairment annually in the fourth quarter of the fiscal year, using the March 31 financial statement balances. If impairment exists, a write-down to fair value (measured by discounting estimated future cash flows) is recorded.

The Company performs a sensitivity analysis under Step 1 of the goodwill impairment test as prescribed in ASC No. 350, assuming hypothetical reductions in the fair values of the reporting units. A 10% change in our estimates of projected future operating cash flows, discount rates, or terminal value growth rates used in our calculations of the fair values of the reporting units would not result in an impairment of our goodwill.

K. Impairment of Long-Lived Assets. In accordance with ASC No. 360, "Property, Plant and Equipment—Impairment or Disposal of Long-Lived Assets" ("ASC No. 360"), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its expected estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with ASC No. 360.

L. Foreign Currency Translation and Transactions. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period. Revenues and expenses are translated at average exchange rates during the periods. Currency transaction gains or losses are included in Other expenses, net. Gains or losses from balance sheet translation are included in Accumulated other comprehensive income.

M. Stock-Based Compensation. The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation—Stock Compensation," by recognizing the measurement of stock-based compensation expense in Net earnings based on the fair value of the award on the date of grant. For stock options issued, the fair value of each stock option was estimated on the date of grant using a binomial option pricing model. The binomial model considers a range of assumptions related to volatility, risk-free interest rate, and employee exercise behavior. Expected volatilities utilized in the binomial model are based on a combination of implied market volatilities, historical volatility of the Company's stock price, and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

N. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes these costs in accordance with the provisions of ASC No. 350-40, "Internal Use Software." The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to direct time spent on such projects. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

O. Income Taxes. The Company accounts for income taxes under the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the Consolidated Financial Statements.

Deferred tax assets and liabilities are recognized based on temporary differences between the consolidated financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

P. Advertising Costs. Advertising costs are expensed at the time the advertising takes place. Selling, general and administrative expenses include advertising costs of $2.4 million, $2.0 million and $3.0 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

Q. New Accounting Pronouncements. In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU No. 2013-02"). ASU No. 2013-02 requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, entities are required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not required to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures under GAAP that provide additional detail about those amounts. ASU No. 2013-02 will become effective for the Company in the first quarter of fiscal year 2014. The adoption of ASU No. 2013-02 is not expected to have a material impact on the Company's results of operations, cash flows or financial condition.

In July 2012, the FASB issued ASU No. 2012-02, "Intangibles—Goodwill and Other: Testing indefinite-lived intangible assets for impairment" ("ASU No. 2012-02"). The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The approach is similar to the guidance in ASU No. 2011-08 for goodwill impairment testing. ASU No. 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012 and early adoption is permitted. ASU No. 2012-02 will become effective for the Company in the first quarter of fiscal year 2014. The adoption of ASU No. 2012-02 is not expected to have a material impact on the Company's consolidated results of operations, cash flows or financial condition.

In September 2011, the FASB issued ASU No. 2011-08, "Intangibles—Goodwill and Other (ASC Topic 350): Testing Goodwill for Impairment" ("ASU No. 2011-08"), which amends guidance for goodwill impairment testing. The amendment allows for entities to first assess qualitative factors in determining whether or not the fair value of a reporting unit exceeds its carrying value. If an entity concludes from this qualitative assessment that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, then performing a two-step impairment test is unnecessary. ASU No. 2011-08 became effective for the Company in the first quarter of fiscal year 2013. The adoption of ASU 2011-08 did not have a material impact on the Company's consolidated results of operations, cash flows or financial condition.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU No. 2011-05"), which amends current comprehensive income guidance. This accounting update eliminates the option to present the components of other comprehensive income as part of the statement of stockholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. ASU 2011-05 is effective for public companies for fiscal years beginning after December 15, 2011, with early adoption permitted. In December 2011, the FASB issued an update to ASU No. 2011-05. The update, ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" ("ASU No. 2011-12"), deferred the effective date of certain presentation requirements within ASU No. 2011-05. ASU No. 2011-05 became effective for the Company in the first quarter of fiscal year 2013. The adoption of ASU 2011-05 did not have a material impact on the Company's consolidated results of operations, cash flows or financial condition as it only required a change in the format of the Company's presentation of Comprehensive Income.

R. Subsequent Events. In preparing the accompanying Consolidated Financial Statements, in accordance with ASC No. 855, "Subsequent Events," the Company has reviewed events that have occurred after June 30, 2013, through the date of issuance of the Consolidated Financial Statements. During this period, the Company completed an acquisition in the Investor Communications Solutions segment. Please see Note 20, "Subsequent Events."

NOTE 3. EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the Company's Net earnings by the basic Weighted-average shares outstanding for the periods presented.

Diluted EPS reflects the potential dilution that could occur if outstanding stock options at the presented date are exercisable and shares of restricted stock have vested.

As of June 30, 2013, 2012 and 2011, the computation of diluted EPS did not include 2.8 million, 2.6 million and 2.4 million options to purchase Broadridge common stock, respectively, as the effect of their inclusion would have been anti-dilutive.

The following table sets forth the denominators of the basic and diluted EPS computations:

	Years ended June 30,		
	2013	2012	2011
	(in millions)		
Weighted-average shares outstanding:			
Basic	121.9	124.1	124.8
Common stock equivalents	3.5	3.4	3.5
Diluted	125.4	127.5	128.3

The following table sets forth the computation of basic EPS utilizing Net earnings from continuing operations and Net earnings for the fiscal year and the Company's basic Weighted-average shares outstanding:

	Years ended June 30,		
	2013	2012	2011
	(in millions, except per share amounts)		
Net earnings from continuing operations	$212.1	$125.0	$171.8
Net earnings	$212.1	$123.6	$169.6
Basic Weighted-average shares outstanding	121.9	124.1	124.8
Basic EPS from continuing operations	$ 1.74	$ 1.01	$ 1.38
Basic EPS	$ 1.74	$ 1.00	$ 1.36

The following table sets forth the computation of diluted EPS utilizing Net earnings from continuing operations and Net earnings for the fiscal year and the Company's diluted Weighted-average shares outstanding:

	Years ended June 30,		
	2013	2012	2011
	(in millions, except per share amounts)		
Net earnings from continuing operations	$212.1	$125.0	$171.8
Net earnings	$212.1	$123.6	$169.6
Diluted Weighted-average shares outstanding	125.4	127.5	128.3
Diluted EPS from continuing operations	$ 1.69	$ 0.98	$ 1.34
Diluted EPS	$ 1.69	$ 0.97	$ 1.32

NOTE 4. OTHER EXPENSES, NET

Other expenses, net consisted of the following:

	Years ended June 30,		
	2013	2012	2011
	($ in millions)		
Interest expense on borrowings	$13.7	$13.3	$ 9.9
Interest income	(1.5)	(1.8)	(2.2)
Foreign currency exchange loss	0.8	0.3	1.7
Other, net	3.2	1.6	0.7
Other expenses, net	$16.2	$13.4	$10.1

NOTE 5. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company were included in the Company's Consolidated Statements of Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to Goodwill.

There were no acquisitions in the fiscal year ended June 30, 2013.

Acquisitions completed by the Company with an aggregate purchase price of greater than $15.0 million during the fiscal years ended June 30, 2012, and 2011, were as follows:

During the fiscal year ended June 30, 2012, the Company acquired one business in the Securities Processing Solutions segment:

Paladyne Systems, Inc.

In September 2011, the Company acquired Paladyne Systems, Inc. ("Paladyne"), a provider of buy-side technology solutions for the global investment management industry. The purchase price was $72.4 million, net of cash acquired of $8.3 million. Net liabilities assumed were $15.4 million. This acquisition resulted in $64.0 million of goodwill. Intangible assets acquired, which totaled $23.8 million, consist primarily of acquired software technology and customer relationships, which are being amortized over a seven-year life and ten-year life, respectively. The results of Paladyne's operations were included in the accompanying consolidated financial statements from the date of acquisition. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results, financial position or cash flows of the Company.

During the fiscal year ended June 30, 2011, the Company acquired three businesses in the Investor Communication Solutions segment. A summary of each acquisition is as follows:

NewRiver, Inc.

In August 2010, the Company acquired NewRiver, Inc. ("NewRiver"), a leader in mutual fund electronic investor disclosure solutions. The purchase price was $77.6 million, net of cash acquired. This acquisition resulted in $47.8 million of goodwill, after post-closing adjustments for deferred taxes. Intangible assets acquired, which totaled $27.3 million, consist primarily of customer relationships and software technology, which are being amortized over an eight-year and seven-year life, respectively. The results of NewRiver's operations were included in the accompanying consolidated financial statements from the date of acquisition. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results, financial position or cash flows of the Company.

Forefield, Inc.

In December 2010, the Company acquired Forefield, Inc. ("Forefield"), a leading provider of real-time sales, education and client communication solutions for financial institutions and their advisors. The purchase price was $18.3 million, net of cash acquired. This acquisition resulted in $11.1 million of goodwill, after post-closing adjustments for deferred taxes. Intangible assets acquired, which totaled $6.8 million, primarily consist of customer relationships and software technology that are being amortized over a seven-year and a five-year life, respectively. The results of Forefield's operations were included in the accompanying consolidated financial statements from the date of acquisition. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results, financial position or cash flows of the Company.

Matrix Financial Solutions, Inc.

In January 2011, the Company acquired Matrix Financial Solutions, Inc. ("Matrix"). Matrix is a provider of mutual fund processing services for third party administrators, financial advisors, banks and wealth management professionals. Matrix's back-office, trust, custody, trading and mutual fund settlement services are integrated into Broadridge's solution suite; thereby strengthening our role as a provider of data processing and distribution channel solutions to the mutual fund industry. The purchase price was $197.6 million, net of cash acquired.

This acquisition resulted in $154.7 million of goodwill, after post-closing adjustments for deferred taxes. Goodwill primarily resulted from the Company's expectation of sales growth and cost synergies from the integration of Matrix's technology and product offerings with the Company's technology and operations to provide an expansion of products and market reach. Intangible assets acquired, which totaled $71.5 million, consist of customer relationships, software technology, trademarks and non-compete agreements, and are being amortized over a ten-year, seven-year, five-year and three-year life, respectively. The results of Matrix's operations were included in the accompanying consolidated financial statements from the date of acquisition. Pro forma supplemental financial information is not provided as the impact of the acquisition was not material to operating results, financial position or cash flows of the Company.

NOTE 6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1 Inputs that are based upon unadjusted quoted prices for identical instruments traded in active markets. Level 1 assets for the Company include money market deposit accounts ("MMDA accounts").

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In valuing assets and liabilities, the Company is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The Company calculates the fair value of its Level 1 and Level 2 instruments based on the exchange traded price of similar or identical instruments where available or based on other observable instruments. These calculations take into consideration the credit risk of both the Company and its counterparties. The Company has not changed its valuation techniques in measuring the fair value of any financial assets and liabilities during the period.

In June 2013, the Company purchased certain available-for-sale securities in a non-public entity for which the lowest level of significant inputs was unobservable. The Company used pricing models and similar techniques for which the determination of fair value required significant judgment by management. Accordingly, the Company classified the available-for-sale securities as Level 3 in the table below.

The following tables set forth the Company's financial assets and liabilities at June 30, 2013 and 2012, respectively, that are measured at fair value on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
		($ in millions)		
Assets				
Cash and cash equivalents:				
Money market funds(1)	$122.1	$—	$—	$122.1
Other current assets:				
Available-for-sale equity securities	—	—	—	—
Other non-current assets:				
Available-for-sale equity securities	15.8	—	1.1	16.9
Total as of June 30, 2013	$137.9	$—	$ 1.1	$139.0

	Level 1	Level 2	Level 3	Total
		($ in millions)		
Assets				
Cash and cash equivalents:				
Money market funds(1)	$160.9	$—	$—	$160.9
Other current assets:				
Available-for-sale equity securities	—	—	—	—
Other non-current assets:				
Available-for-sale equity securities	7.0	—	—	7.0
Total as of June 30, 2012	$167.9	$—	$—	$167.9

(1) Money market funds includes MMDA account balances of $87.1 million and $120.9 million as of June 30, 2013 and 2012, respectively.

The following table sets forth an analysis of changes during fiscal years 2013 and 2012 in Level 3 financial assets of the Company:

	2013	2012
	($ in millions)	
Beginning balance,	$—	$—
Net realized/unrealized gains (losses)	—	—
Purchases	1.1	—
Transfers in (out) of Level 3	—	—
Balance at June 30,	$ 1.1	$—

The Company did not incur any Level 3 fair value asset impairments during fiscal years 2013, 2012, and 2011. Changes in economic conditions or model based valuation techniques may require the transfer of financial instruments between levels. The Company's policy is to record transfers between levels if any, as of the beginning of the fiscal year. For fiscal years ended June 30, 2013 and 2012 there were no transfers between levels.

NOTE 7. DISCONTINUED OPERATIONS

In November 2009, the Company and its wholly owned subsidiary Ridge Clearing & Outsourcing Solutions, Inc. ("Ridge") entered into an asset purchase agreement (the "Asset Purchase Agreement") with Penson Worldwide, Inc. ("PWI") and Penson Financial Services, Inc., a wholly owned subsidiary of PWI ("PFSI," referred to together with PWI as "Penson"), to sell substantially all contracts of the securities clearing clients of Ridge to PFSI.

On June 25, 2010, the Company completed the sale of the contracts of substantially all of the securities clearing clients of Ridge to PFSI for an aggregate purchase price of $35.2 million. The purchase price paid to Broadridge consisted of (i) a five-year subordinated note from PWI (the "Seller Note") in the principal amount of $20.6 million bearing interest at an annual rate equal to the London Inter-Bank Offer Rate ("LIBOR") plus 550 basis points, and (ii) 2,455,627 shares of PWI's common stock (representing 9.5% of PWI's outstanding common stock as of May 31, 2010), at the June 25, 2010 closing price of PWI's common stock of $5.95 per share (the "Seller Shares"). The Company discontinued its securities clearing services business but continued to provide business process outsourcing services aligned with the Securities Processing Solutions business.

Concurrent with entering into the Asset Purchase Agreement, the Company entered into an Outsourcing Services Agreement with PWI (the "Outsourcing Services Agreement") for an eleven-year term expiring in December 2022. Under the Outsourcing Services Agreement, Ridge provided securities processing and back-office support services to PFSI, including services for the clients acquired from Ridge and PWI's existing clients. In January 2012, the Company completed the conversion of PWI's U.S. and Canadian businesses and at the time projected annual revenues under the original terms of the Outsourcing Services Agreement were approximately $50.0 million. On October 11, 2011, Broadridge entered into an amendment agreement with PWI (the "Amendment Agreement") to expand the scope of outsourcing support services that Ridge provided to PWI under the Outsourcing Services Agreement. The expanded services were expected to result in additional annual revenues to Broadridge of $8.0 million over the remaining term of the Outsourcing Services Agreement. The Company expected to commence providing the expanded services to PWI at various dates, and expected these services to be completely transitioned by July 1, 2013. Under the Amendment Agreement, in October 2011, Broadridge provided PWI with $7.0 million in consideration of the additional services and other amendments contemplated by the Amendment Agreement, and to defray the costs of PWI associated with the conversion to the Broadridge platform. To the extent that the expanded services provided less than $8.0 million of annualized fees to Broadridge by July 1, 2013, PWI would have been obligated to pay Broadridge an amount equal to the shortfall of such fees below $7.0 million by August 1, 2013. In addition, on October 11, 2011, PWI and Broadridge entered into an Amended and Restated Seller Note which converted the quarterly interest payment terms under the original Seller Note to the payment of interest on the maturity date of the Seller Note effective July 1, 2011.

On March 13, 2012, Broadridge and Ridge entered into a restructuring support agreement (the "Restructuring Support Agreement") with Penson and certain holders of Penson's outstanding indebtedness, which provided for proposed transactions related to the restructuring of Penson's outstanding indebtedness (the "Restructuring"), including the Seller Note held by Broadridge. The consummation of the Restructuring was subject to the approval and acceptance of Penson's debt holders, among other parties, and other conditions.

The Restructuring Support Agreement provided that Penson would offer to exchange the Seller Note for newly issued shares of Penson common stock which would have represented, together with Broadridge's existing holdings in the Seller Shares, 9.9% of the outstanding common stock of Penson upon consummation of the Restructuring Support Agreement.

In addition, in connection with the Restructuring, Broadridge and Penson agreed to enter into an amendment to the Outsourcing Services Agreement, which otherwise remained in place, to clarify or modify, as applicable, certain terms of the Outsourcing Services Agreement. The terms of this amendment were subject to the consummation of the Restructuring and the execution of a definitive amendment to the Outsourcing Services Agreement, and the reasonable acceptance of the terms of such amendment by the holders of a majority in principal amount of Penson's outstanding indebtedness. On May 17, 2012, the Restructuring Support Agreement terminated automatically pursuant to its terms as PWI did not launch the proposed exchange offer as contemplated under the Restructuring Support Agreement.

On June 5, 2012, the Company entered into a ten-year master services agreement (the "Apex MSA") with Apex Clearing Corporation ("Apex Clearing") under which Broadridge will perform outsourcing services for Apex Clearing consistent with the securities processing and back-office support services it had previously performed for Penson. The Apex MSA was part of a series of related transactions involving Broadridge, Penson, PEAK6 Investments, L.P. ("PEAK6") and Apex Clearing Holdings LLC ("Apex Holdings"), an entity created by Penson and PEAK6 to provide clearing and related services to Penson's U.S. securities correspondents. As part of the series of related transactions, Broadridge transferred ownership of its broker-dealer subsidiary, Ridge, to Apex Holdings and Ridge was renamed Apex Clearing Corporation. Penson's U.S. broker-dealer subsidiary, PFSI, then sold its U.S. clearing contracts to Apex Clearing. These related transactions were all consummated on June 5, 2012.

The transfer of Ridge to Apex Holdings was made pursuant to a purchase and sale agreement entered into by Broadridge and its subsidiary, Broadridge Securities Processing Solutions, Inc., on May 31, 2012 (the "Purchase and Sale Agreement"). Under the Purchase and Sale Agreement, Broadridge transferred ownership of Ridge, excluding certain assets and liabilities relating to its ongoing outsourcing business, to Apex Holdings, for a purchase price approximately equal to the amount of regulatory net capital transferred with Ridge, an amount that was not material to Broadridge. As a result of consummation of the transfer, Ridge is a wholly owned subsidiary of Apex Holdings and has been renamed Apex Clearing Corporation.

Broadridge's fees under the Apex MSA are based on a percentage of Apex Clearing's revenues, and the Apex MSA provides for a termination fee to be paid to Broadridge in the event it is terminated by Apex Clearing for convenience during its term. In addition, Broadridge has agreed that in the event PFSI becomes incapable of performing transition outsourcing services for Apex Clearing under a transition services agreement between PFSI and Apex Clearing during a transition period not to exceed 24 months, Broadridge will perform those transition outsourcing services.

In addition, on June 5, 2012, Broadridge, Ridge (prior to its transfer to Apex Holdings) and Broadridge Financial Solutions (Canada), Inc. entered into a termination and mutual release agreement with Penson, PFSI and Penson Financial Services Canada, Inc. ("PFSC") (the "Termination Agreement"), thereby terminating certain schedules including the U.S. schedule (the "U.S. Schedule") to the Outsourcing Services Agreement.

The Termination Agreement: (i) terminated the schedules under the Outsourcing Services Agreement, including the U.S. Schedule, other than to the extent necessary to provide any transition services that may be required under the Apex MSA and for Broadridge to continue to service Penson's Canadian subsidiary, PFSC; and (ii) terminated, discharged and released in full Penson's obligations, including all obligations to make principal and interest payments, under the Seller Note. The Termination Agreement also provided that Penson and Broadridge mutually release all claims arising under the Outsourcing Services Agreement, provided that Broadridge retained claims of up to $20 million under the Outsourcing Services Agreement against PFSC while Penson retained all of its rights under the Outsourcing Services Agreement to defend any such claims against PFSC.

On June 5, 2012, as a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement, Broadridge made the determination to impair the deferred client conversion and start-up costs associated with the Outsourcing Services Agreement (the "Deferred Costs"). The charge taken by the Company on the Deferred Costs was $47.2 million for the fiscal year ended June 30, 2012 (see Note 8, "Impairment and Other Charges, Net"), representing all deferred costs associated with the Outsourcing Services Agreement with Penson. In addition, as a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement on June 5, 2012, Broadridge's obligation to pay or credit to Penson fees in the amount of $15.1 million related to a third party vendor's services that were replaced by the Outsourcing Services Agreement was extinguished (see Note 8, "Impairment and Other Charges, Net").

For a period of time in fiscal years 2012 and 2011, the Company continued to generate cash flows and reported income statement activity in Loss from discontinued operations, net of taxes, associated with the securities clearing business. The activities that gave rise to these cash flows and income statement activities were transitional in nature.

The following summarized financial information related to the securities clearing services business has been segregated from continuing operations and reported as discontinued operations:

	Years ended June 30,		
	2013	2012	2011
	($ in millions)		
Revenues	$—	$—	$ 2.9
Loss from discontinued operations, before net loss on disposal	$—	$—	$—
Income tax benefit	—	—	—
Net loss from discontinued operations, before loss on disposal	—	—	—
Loss on disposal of assets of discontinued operations, net of tax benefit for the fiscal years ended June 30, 2012 and 2011 of $1.0 and $1.3, respectively	—	(1.4)	(2.2)
Loss from discontinued operations, net of tax benefit	$—	$(1.4)	$(2.2)

NOTE 8. IMPAIRMENT AND OTHER CHARGES, NET

Fiscal Year 2012

Impairment and other charges, net of $74.2 million for the fiscal year ended June 30, 2012, included charges resulting from the termination of the U.S. schedule of the Outsourcing Services Agreement with PWI (see Note 7, "Discontinued Operations"). The charges primarily included:

A $47.2 million impairment charge for the deferred client conversion and start-up costs associated with the U.S. schedule of the Outsourcing Services Agreement, representing all deferred costs associated with PFSI. In reviewing these assets for impairment, management considered: (1) the terms and conditions of the Outsourcing Services Agreement, (2) PWI's progress toward its stated financial improvement plan and the anticipated improvement to its overall financial condition, (3) the outlook for PWI's business, and (4) the payment status of the Company's trade account receivables with Penson. In addition, the Company used its best efforts to calculate the probability of the Company realizing potential weighted undiscounted cash flows related to the Outsourcing Services Agreement based on the occurrence of a number of various scenarios. On June 5, 2012, as a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement, Broadridge determined that a material charge for impairment would be taken on the deferred costs associated with the Outsourcing Services Agreement.

A $12.5 million impairment charge for marketable securities relating to the Company's investment in the common stock of PWI. Included in Long-term investments during the fiscal year ended June 30, 2012 was the Company's investment of 2,455,627 shares in the common stock of PWI (see Note 7, "Discontinued Operations"). In estimating other-than-temporary impairment losses, management's policy considered, but was not limited to, the following: (1) the length of time and the extent to which the fair value had been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Based on the Company's review, factoring in the level of decline in the fair value of the PWI common stock, management determined that the market value of the PWI common stock would not equal or exceed the cost basis of the Company's investment within a reasonable period of time. After consideration of the severity and duration of this decline in fair value, as well as the reasons for the decline in value, the Company determined that there was an "other-than-temporary" impairment ("OTTI") related to the Company's investment in PWI common stock, for which the Company recorded a $12.5 million charge during the fiscal year ended June 30, 2012 and wrote down the cost basis of this investment to zero.

A $21.4 million impairment of a five-year subordinated note from PWI and $8.2 million of shutdown costs. The five-year subordinated note refers to the Seller Note in the principal amount of $20.6 million issued by PWI to Broadridge as part of the consideration in the sale of the Ridge clearing contracts to Penson (see Note 7, "Discontinued Operations"). On March 13, 2012, Broadridge and Ridge entered into a Restructuring Support Agreement with PWI and certain of its subsidiaries, which provided for proposed transactions related to the restructuring of Penson's outstanding indebtedness, including the Seller Note. As part of PWI's debt restructuring, Broadridge agreed to cancel this note receivable in exchange for additional shares of PWI's common stock, and the Company recorded a $21.4 million charge during the fiscal year ended June 30, 2012, which included $0.8 million of accrued interest on the Seller Note. On May 17, 2012, the Restructuring Support Agreement terminated automatically pursuant to its terms as PWI did not launch the proposed exchange offer as contemplated under the Restructuring Support Agreement.

These charges were partially offset by a $15.1 million benefit associated with the extinguishment of Broadridge's obligation to pay or credit to PWI fees related to a third party vendor's services replaced by the Outsourcing Services Agreement. As a result of the termination of the U.S. Schedule to the Outsourcing Services Agreement on June 5, 2012, this $15.1 million obligation was extinguished.

These charges are included in the Other segment (see Note 18, "Financial Data by Segment").

NOTE 9. PROPERTY, PLANT AND EQUIPMENT, NET

Depreciation and amortization expense for Property, plant and equipment was $35.2 million, $36.3 million, and $36.1 million for the three fiscal years ended June 30, 2013, 2012 and 2011, respectively. Property, plant and equipment at cost and accumulated depreciation at June 30, 2013 and 2012 are as follows:

	June 30,	
	2013	2012
	($ in millions)	
Property, plant and equipment:		
Land and buildings	$ 4.5	$ 4.5
Equipment	255.5	255.1
Furniture, leaseholds and other	164.5	159.3
	424.5	418.9
Less: Accumulated depreciation	(343.6)	(339.9)
Property, plant and equipment, net	$ 80.9	$ 79.0

In fiscal year 2013 and 2012, Property, plant and equipment and Accumulated depreciation were each reduced by $30.9 million and $14.8 million, respectively of asset retirements related to fully depreciated property, plant and equipment.

NOTE 10. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in Goodwill for the fiscal years ended June 30, 2013 and 2012 are as follows:

	Investor Communication Solutions	Securities Processing Solutions	Total
	($ in millions)		
Goodwill, gross, at July 1, 2011	$516.8	$218.8	$735.6
Additions	—	64.0	64.0
Foreign currency translation and other	(14.4)	(5.2)	(19.6)
Accumulated impairment losses	—	—	—
Goodwill, net, at June 30, 2012	$502.4	$277.6	$780.0
Goodwill, gross, at June 30, 2012	$502.4	$277.6	$780.0
Additions	—	—	—
Foreign currency translation and other	—	(1.6)	(1.6)
Accumulated impairment losses	—	—	—
Goodwill, net, at June 30, 2013	$502.4	$276.0	$778.4

Foreign currency translation and other for the fiscal year ended June 30, 2012 includes a $9.3 million decrease to Goodwill related to the disposition of the non-controlling interest of a subsidiary related to the January 2011 acquisition of Matrix.

During fiscal years 2013, 2012 and 2011, the Company performed the required impairment tests of Goodwill under ASC No. 350 and determined that there was no impairment.

Intangible assets at cost and accumulated amortization at June 30, 2013 and 2012 are as follows:

	June 30,					
	2013			2012		
	Original Cost	Accumulated Amortization	Intangible Assets, net	Original Cost	Accumulated Amortization	Intangible Assets, net
	($ in millions)					
Software licenses	$ 70.9	$ (49.7)	$ 21.2	$ 63.9	$(41.9)	$ 22.0
Acquired software technology	59.8	(30.0)	29.8	59.9	(21.4)	38.5
Customer contracts and lists	102.2	(39.8)	62.4	102.3	(29.5)	72.8
Other intangibles	15.1	(7.9)	7.2	15.1	(5.1)	10.0
	$248.0	$(127.4)	$120.6	$241.2	$(97.9)	$143.3

In fiscal year 2013 and 2012, intangible assets and accumulated amortization were each reduced by $4.6 million and $20.4 million, respectively of asset retirements related to fully depreciated intangibles.

Other intangibles consist primarily of purchased rights, covenants, patents, and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted-average remaining useful life of the intangible assets is 5.4 years (3.9 years for software licenses and 4.4 years for acquired software technology, 6.6 years for customer contracts and lists and 4.4 years for other intangibles). Amortization of intangibles totaled $34.2 million, $37.0 million, and $21.8 million for fiscal years 2013, 2012, and 2011, respectively. Estimated remaining amortization expenses of the Company's existing intangible assets for the next five fiscal years and thereafter are as follows:

Years Ending June 30,	($ in millions)
2014	$28.9
2015	23.9
2016	20.4
2017	17.1
2018	12.7
Thereafter	17.6

NOTE 11. OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	June 30,	
	2013	2012
	($ in millions)	
Deferred client conversion and start-up costs	$133.3	$115.9
Deferred data center costs	48.8	52.2
Long-term investments	20.9	12.6
Long-term broker fees	9.2	11.4
Other	19.1	15.8
Total	$231.3	$207.9

NOTE 12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	
	2013	2012
	($ in millions)	
Employee compensation and benefits	$143.1	$139.6
Accrued broker fees	49.2	38.6
Accrued income taxes	51.8	42.9
Accrued dividend payable	21.0	19.9
Other	12.1	19.6
Total	$277.2	$260.6

NOTE 13. BORROWINGS

Fiscal 2012 Credit Facilities: On September 22, 2011, the Company entered into a $990.0 million senior unsecured credit facility, consisting of a $490.0 million five-year term loan facility (the "Fiscal 2012 Term Loan") and a $500.0 million five-year revolving credit facility (the "Fiscal 2012 Revolving Credit Facility") (collectively the "Fiscal 2012 Credit Facilities"). Borrowings under the Fiscal 2012 Credit Facilities bear interest at LIBOR plus 125 basis points. The Fiscal 2012 Revolving Credit Facility also has an annual facility fee equal to 15 basis points, on the unused portion of the facility, which totaled $0.8 million in fees for the fiscal ended June 30, 2013, and $0.6 million in fees for the fiscal year ended June 30, 2012. The Company incurred $3.0 million in debt issuance costs to establish the Fiscal 2012 Credit Facilities, of which $0.1 million of these costs were expensed as incurred and $2.9 million of these costs have been capitalized in Other non-current assets in the Consolidated Balance Sheets and are being amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the terms of these facilities. As of June 30, 2013 and 2012, $1.0 million and $0.4 million, respectively, had been amortized related to the Fiscal 2012 Credit Facilities.

The Fiscal 2012 Term Loan contains a repayment schedule that requires the Company to make minimum principal repayments on the loan of $12.3 million, on a quarterly basis, commencing with the first payment which was due on March 31, 2013, and the final payment due on June 30, 2016, for a total repayment of $171.5 million before the balance of the loan becomes due in September 2016. During the fiscal year ended June 30, 2012, the Company repaid $90.0 million of the $490.0 million of borrowings under the Fiscal 2012 Term Loan. Under the terms of the Fiscal 2012 Term Loan, any prepayment of a term borrowing shall be applied to reduce the subsequent scheduled repayment, in direct order of maturity, with no prepayment penalty. At June 30, 2013, the Company had met the repayment requirements on the Fiscal 2012 Term Loan through September 30, 2014. Under the terms of the Fiscal 2012 Term Loan agreement, as a portion of the outstanding borrowing is paid down, the total borrowing capacity is reduced commensurately, leaving a borrowing capacity of $400.0 million at June 30, 2013. The weighted-average interest rate on the Fiscal 2012 Term Loan was 1.47% and 1.54% for the fiscal year ended June 30, 2013 and 2012, respectively.

The Fiscal 2012 Credit Facilities are subject to covenants, including financial covenants consisting of a leverage ratio and an interest coverage ratio. At June 30, 2013, the Company is not aware of any instances of any non-compliance with the financial covenants of the Fiscal 2012 Credit Facilities. The carrying value of the Fiscal 2012 Term Loan approximates fair value at June 30, 2013 and 2012 which has been classified as a Level 2 financial liability (as defined in Note 6, "Fair Value of Financial Instruments").

Senior Notes: In May 2007, the Company completed an offering of $250.0 million in aggregate principal amount of senior notes (the "Fiscal 2007 Senior Notes"). The Fiscal 2007 Senior Notes will mature on June 1, 2017 and bear interest at a rate of 6.125% per annum. Interest on the Fiscal 2007 Senior Notes is payable semi-annually in arrears on June 1 and December 1 of each year. The Fiscal 2007 Senior Notes were issued at a price of 99.1% (effective yield to maturity of 6.251%). The indenture governing the Fiscal 2007 Senior Notes contains certain covenants including covenants restricting the Company's ability to create or incur liens securing indebtedness for borrowed money and to enter into certain sale-leaseback transactions. At June 30, 2013, the Company is not aware of any instances of non-compliance with the financial covenants of the indenture governing the Fiscal 2007 Senior Notes. The indenture also contains covenants regarding the purchase of the Fiscal 2007 Senior Notes upon a change of control triggering event. The Fiscal 2007 Senior Notes are senior unsecured obligations of the Company and rank equally with the Company's other senior indebtedness. The Company may redeem the Fiscal 2007 Senior Notes in whole or in part at any time before their maturity. The Company incurred $1.9 million in debt issuance costs to establish the Fiscal 2007 Senior Notes. These costs have been capitalized and are being amortized to interest expense on a straight-line basis, which approximates the effective interest method, over the ten-year term. At June 30, 2013 and June 30, 2012, the accumulated amortization related to the Fiscal 2007 Senior Notes was $1.1 million and $0.8 million, respectively. During the fiscal year ended June 30, 2009, the Company purchased $125.0 million principal amount of the Fiscal 2007 Senior Notes (including $1.0 million unamortized bond discount) pursuant to a cash tender offer for such notes. The fair value of the fixed-rate Fiscal 2007 Senior Notes at June 30, 2013 and June 30, 2012 was $138.2 million and $137.6 million, respectively, based on quoted market prices and has been classified as a Level 1 financial liability (as defined in Note 6, "Fair Value of Financial Instruments").

Available Capacity: As of June 30, 2013, outstanding borrowings and available capacity under the Company's borrowing arrangements were as follows:

	Expiration Date	Total Capacity	Outstanding Borrowings	Unused Available Capacity
			($ in millions)	
Long-term debt				
Fiscal 2012 Term Loan	September 2016	$ 400.0	$400.0	$ —
Fiscal 2012 Revolving Credit Facility	September 2016	500.0	—	500.0
Senior Notes	June 2017	124.5	124.5	—
Total debt		$1,024.5	$524.5	$500.0

In addition, certain of the Company's foreign subsidiaries established unsecured, uncommitted lines of credit with banks. As of June 30, 2013 and 2012, respectively, no amounts were outstanding under these lines of credit.

NOTE 14. STOCK-BASED COMPENSATION

Incentive Equity Awards. The Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (the "2007 Plan") provides for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock awards, stock bonuses and performance compensation awards to employees, non-employee directors, and other key individuals who perform services for the Company. The Company accounts for stock-based compensation in accordance with ASC No. 718 which requires the measurement of stock-based compensation expense to be recognized in Net earnings based on the fair value of the award on the date of grant. In accordance with the 2007 Plan, the Company's stock-based compensation consists of the following:

Stock Options: Stock options are granted to employees at exercise prices equal to the fair market value of the Company's common stock on the dates of grant. Stock options are generally issued under a graded vesting schedule, generally vest ratably over four years and have a term of 10 years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award.

Time-based Restricted Stock Units: The Company has a time-based restricted stock unit ("RSU") program under which RSUs representing the right to receive one share of the Company's common stock for each vested RSU are granted. Time-based RSUs typically vest two and one-half years from the date of grant. The Company records stock compensation expense for time-based RSUs on a straight-line basis over the vesting period.

Performance-based Restricted Stock Units: The Company has a performance-based RSU program under which RSUs representing the right to receive one share of the Company's common stock for each vested RSU are granted. RSUs vest upon the achievement, by the Company, of specific performance metrics. The Company records stock compensation expense for performance-based RSUs on a straight-line basis over the performance period, plus a subsequent vesting period, which typically totals approximately two and one-half years from the date of grant.

Time-based Restricted Stock: The Company has a time-based restricted stock program under which shares of common stock can be issued to certain key employees. These shares are restricted as to transfer and in certain circumstances must be returned to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of time-based restricted stock over the period during which the transfer restrictions exist, which is up to five years from the date of grant. The value of the Company's time-based restricted stock, based on market prices, is recognized as compensation expense over the restriction period on a straight-line basis. There are no shares of time-based restricted stock outstanding at June 30, 2013.

Performance-based Restricted Stock: The Company has performance-based restricted stock programs under which shares of common stock can be issued to certain key employees upon the achievement of specific performance metrics. When it is probable that the performance metrics will be achieved, the Company records stock compensation expense for performance-based restricted stock on a straight-line basis over the performance period, plus a subsequent vesting period, which typically totals approximately two and one-half years from the date of grant. Certain performance-based equity awards granted to non-U.S. employees are to be settled in cash. The Company records a liability for these performance-based equity awards. The liability and the corresponding stock compensation expense are adjusted to reflect the Company's closing stock price as of the end of each reporting period. There are no shares of performance-based restricted stock outstanding at June 30, 2013.

The activity related to the Company's incentive equity awards for the fiscal years ended June 30, 2013, 2012 and 2011 consisted of the following:

	Stock Options		Time-based RSUs		Performance-based RSUs	
	Number of Options	Weighted Average Exercise Price	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
Balances at July 1, 2010	17,369,212	$19.33	1,884,170	$16.52	670,859	$16.45
Granted	284,150	22.53	1,044,004	21.59	359,253	21.64
Exercised(a)	(2,488,648)	19.22	—		—	—
Vesting of RSUs(b)	—	—	(901,654)	14.22	(321,388)	14.03
Expired/forfeited	(1,389,988)	24.05	(94,517)	19.40	—	—
Balances at June 30, 2011	13,774,726	$18.94	1,932,003	$20.19	708,724	$20.18
Granted	1,057,538	24.01	1,142,616	18.37	342,628	17.61
Exercised(a)	(2,151,613)	18.52	—	—	—	—
Vesting of RSUs(b)	—	—	(887,892)	18.68	(279,028)	18.68
Expired/forfeited	(299,163)	20.03	(161,158)	19.91	(69,129)	18.73
Balances at June 30, 2012	12,381,488	$19.42	2,025,569	$19.61	703,195	$20.39
Granted	1,497,855	22.51	1,093,856	21.32	246,894	21.25
Exercised(a)	(2,724,439)	17.23	—	—	—	—
Vesting of RSUs(b)	—	—	(907,922)	21.62	(259,431)	21.70
Expired/forfeited	(169,422)	18.82	(124,669)	19.38	(117,835)	21.42
Balances at June 30, 2013(c)	10,985,482	$20.39	2,086,834	$19.65	572,823	$19.96

(a) Stock options exercised during the fiscal years ended June 30, 2013, 2012 and 2011 had intrinsic values of $19.8 million, $9.7 million and $8.7 million, respectively.

(b) Time-based RSUs that vested during the fiscal years ended June 30, 2013, 2012 and 2011 had a total fair value of $22.1 million, $20.9 million and $20.6 million, respectively. Performance-based RSUs that vested during the fiscal years ended June 30, 2013, 2012 and 2011 had a total fair value of $6.3 million, $6.7 million and $7.4 million, respectively.

(c) As of June 30, 2013, the Company's outstanding "in the money" stock options using the fiscal year-end share price of $26.58 (approximately 8.6 million shares) had an aggregate intrinsic value of $59.2 million. As of June 30, 2013, time-based RSUs and performance-based RSUs expected to vest using the fiscal year-end share price of $26.58 (approximately 1.9 million and 0.5 million shares, respectively) had an aggregate intrinsic value of $50.9 million and $14.3 million, respectively.

The tables below summarizes information regarding the Company's outstanding and exercisable stock options as of June 30, 2013:

	Outstanding Options		
Range of Exercise Prices	**Options Outstanding**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**
$0.01 to $14.00	394,238	5.60	$13.79
$14.01 to $16.00	648,845	3.28	$15.52
$16.01 to $18.00	1,303,227	2.96	$17.30
$18.01 to $20.00	2,646,905	3.06	$18.79
$20.01 to $22.00	1,929,134	5.66	$21.42
$22.01 to $24.00	2,647,081	7.83	$22.60
$24.01 to $26.00	1,416,052	8.15	$24.74
	10,985,482	5.41	$20.39

	Exercisable Options		
Range of Exercise Prices	**Options Exercisable**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**
$0.01 to $14.00	381,998	5.60	$13.79
$14.01 to $16.00	648,845	3.28	$15.52
$16.01 to $18.00	1,290,827	2.94	$17.30
$18.01 to $20.00	2,646,905	3.06	$18.79
$20.01 to $22.00	1,787,214	5.61	$21.39
$22.01 to $24.00	1,208,616	5.89	$22.97
$24.01 to $26.00	623,414	7.41	$25.15
	8,587,819	4.42	$19.69

Stock-based compensation expense of $27.1 million, $28.3 million, and $30.0 million was recognized in earnings from continuing operations in the Consolidated Statements of Earnings for the fiscal years ended June 30, 2013, 2012 and 2011, respectively, as well as related tax benefits of $10.1 million, $10.4 million, and $11.3 million, respectively.

As of June 30, 2013, the total remaining unrecognized compensation cost related to non-vested stock options and RSU awards amounted to $6.3 million and $26.3 million, respectively, which will be amortized over the weighted-average remaining requisite service periods of 3.2 years and 1.6 years, respectively.

In April 2013, the Company began reissuing treasury stock to satisfy stock option exercises and issuances under the Company's RSU awards. From time to time, the Company may repurchase shares of its common stock under its authorized share repurchase programs. The Company repurchased 9.7 million shares in fiscal year 2013 as compared to 2.2 million shares repurchased in fiscal year 2012. The Company considers several factors in determining when to execute share repurchases, including, among other things, actual and potential acquisition activity, cash balances and cash flows, issuances due to employee benefit plan activity, and market conditions.

The following table presents the assumptions used to determine the fair values of the stock option grants using the Binomial options pricing model during the fiscal years ended June 30, 2013, 2012 and 2011:

	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2012	Fiscal Year Ended June 30, 2011
Risk-free interest rate	1.3%	1.4%	3.1%
Dividend yield	3.2%	2.6%	2.7%
Weighted-average volatility factor	25.7%	28.1%	31.4%
Weighted-average expected life (in years)	6.8	6.6	7.1
Weighted-average fair value (in dollars)	$3.78	$5.01	$6.07

NOTE 15. EMPLOYEE BENEFIT PLANS

A. Defined Contribution Savings Plan. The Company approved a Broadridge sponsored 401(k) savings plan covering eligible full-time domestic employees of the Company. This plan provides a base contribution plus Company matching contributions on a portion of employee contributions. The costs recorded by the Company for this plan were $21.6 million, $20.4 million and $18.8 million for the fiscal years ended June 30, 2013, 2012 and 2011, respectively.

B. Defined Benefit Pension Plans. The Company sponsors a Supplemental Officer Retirement Plan (the "Broadridge SORP"). The Broadridge SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation. The amount charged to expense for the Broadridge SORP was $3.4 million, $2.4 million and $1.6 million during the fiscal years ended June 30, 2013, 2012 and 2011, respectively. The Broadridge SORP is currently unfunded, and the benefit obligation under this plan was $17.0 million, $15.7 million and $11.1 million at June 30, 2013, 2012 and 2011, respectively.

The Company also sponsors a Supplemental Executive Retirement Plan (the "Broadridge SERP"). The Broadridge SERP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key executives upon retirement based upon the executives' years of service and compensation. The amount charged to expense for the Broadridge SERP was $0.5 million, $0.3 million and $0.2 million during the fiscal years ended June 30, 2013, 2012 and 2011, respectively. The Broadridge SERP is currently unfunded, and the benefit obligation under this plan was $1.5 million, $1.3 million and $0.6 million at June 30, 2013, 2012 and 2011, respectively.

C. Other Post-retirement Benefit Plan. The Company sponsors an Executive Retiree Health Insurance Plan. It is a post-retirement benefit plan pursuant to which the Company helps defray the health care costs of certain eligible key executive retirees and qualifying dependents, based upon the retirees' age and years of service, until they reach the age of 65. The amount charged to expense under this plan was $0.2 million, $0.3 million and $0.4 million during the fiscal years ended June 30, 2013, 2012 and 2011, respectively. The plan is currently unfunded, and the benefit obligation under this plan was $3.0 million, $2.8 million and $3.1 million at June 30, 2013, 2012 and 2011, respectively.

NOTE 16. INCOME TAXES

Earnings from continuing operations before income taxes shown below are based on the geographic location to which such earnings are attributable.

	Years Ended June 30, 2013	2012	2011
	($ in millions)		
Earnings from continuing operations before income taxes:			
U.S.	$252.3	$125.5	$196.2
Foreign	70.9	75.4	73.5
	$323.2	$200.9	$269.7

The Provision for income taxes consists of the following components:

	Years Ended June 30, 2013	2012	2011
	($ in millions)		
Current:			
U.S. Domestic	$ 73.1	$53.3	$56.3
Foreign	15.8	22.0	22.9
State	8.1	9.0	5.9
Total current	97.0	84.3	85.1
Deferred:			
U.S. Domestic	16.0	(5.2)	20.0
Foreign	—	(1.1)	(1.5)
State	(1.9)	(2.1)	(5.7)
Total deferred	14.1	(8.4)	12.8
Total provision for income taxes	$111.1	$75.9	$97.9

	Years Ended June 30, 2013	%	2012	%	2011	%
	($ in millions)					
Provision for income taxes at U.S. statutory rate	$113.1	35.0	$70.3	35.0	$94.4	35.0
Increase (decrease) in Provision for income taxes from:						
State taxes, net of federal tax	4.6	1.4	4.8	2.4	3.6	1.3
Foreign taxes	(4.3)	(1.3)	(5.7)	(2.8)	(1.4)	(0.5)
Valuation allowances	1.0	0.3	3.2	1.6	(4.5)	(1.7)
Advance pricing agreement adjustment	—	—	—	—	4.9	1.9
Other	(3.3)	(1.0)	3.3	1.6	0.9	0.3
	$111.1	34.4	$75.9	37.8	$97.9	36.3

The Company's effective tax rate for the fiscal year ended June 30, 2013 was 34.4% compared to 37.8% for the fiscal year ended June 30, 2012. The change in the Company's effective tax rate was primarily attributable to the recognition this fiscal year of certain prior year foreign tax credits, changes in the geographical mix of income and last fiscal year's valuation allowance on capital tax losses related to the PWI common stock and a write-off of certain state net operating loss carryforwards. The Company's effective tax rate for the fiscal year ended June 30, 2012 was 37.8% compared to 36.3% for the fiscal year ended June 30, 2011. The increase in the effective tax rate was primarily due to a $7.4 million one-time tax expense attributable to a valuation allowance on capital tax losses related to the PWI common stock and a write-off of certain state net operating loss carryforwards in fiscal year ended June 30, 2012.

As of June 30, 2013, the Company had approximately $245.8 million of accumulated earnings attributable to foreign subsidiaries. The Company considers such earnings as permanently reinvested outside the U.S. and, therefore, provides no additional taxes that could occur upon repatriation. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at June 30, 2013 and 2012 were as follows:

	June 30,	
	2013	2012
	($ in millions)	
Classification:		
Current deferred tax assets (included in Other current assets)	$ 16.9	$ 19.8
Long-term deferred tax assets (included in Other non-current assets)	0.4	0.3
Current deferred tax liabilities (included in Accrued expenses and other current liabilities)	(0.6)	(0.5)
Long-term deferred tax liabilities	(71.2)	(63.2)
Net deferred tax liabilities	$ (54.5)	$ (43.6)
Components:		
Deferred tax assets:		
Accrued expenses not currently deductible	$ 4.1	$ 3.4
Depreciation	22.2	25.1
Compensation and benefits not currently deductible	44.9	49.6
Net operating and capital losses	32.5	33.5
Tax credits	4.3	1.9
Other	6.5	9.4
	114.5	122.9
Less: Valuation allowances	(12.5)	(14.7)
Deferred tax assets, net	102.0	108.2
Deferred tax liabilities:		
Goodwill and identifiable intangibles	127.0	126.4
Net deferred expenses	25.1	21.6
Other	4.4	3.8
Deferred tax liabilities	156.5	151.8
Net deferred tax liabilities	$ (54.5)	$ (43.6)

The Company has estimated foreign net operating loss carryforwards of approximately $22.8 million as of June 30, 2013 of which $1.9 million expires in 2017 through 2027 and of which $20.9 million has an indefinite utilization period. In addition, the Company has estimated U.S. federal net operating loss carryforwards of approximately $54.6 million which expire in 2018 through 2032.

The Company has recorded valuation allowances of $12.5 million and $14.7 million at June 30, 2013 and 2012, respectively, because the Company does not believe that it is more likely than not that it will be able to utilize the deferred tax assets attributable to net operating and capital loss carryforwards of certain subsidiaries to offset future taxable earnings.

As of June 30, 2013 and 2012, the Company's total amounts of unrecognized tax benefits were $30.0 million and $62.6 million, respectively. The change relates to tax positions taken for the current and prior tax year. The amount of the unrecognized tax benefits at June 30, 2013 that, if recognized, would affect the Company's effective tax rate is approximately $19.1 million.

In the next twelve months, the Company expects to decrease its reserve for unrecognized tax benefits by approximately $3 million as a result of statute of limitations expirations and certain potential state settlements.

The following table summarizes the activity related to the Company's unrecognized tax benefits:

	Fiscal Year Ended June 30,		
	2013	2012	2011
	($ in millions)		
Beginning balance	$ 62.6	$47.0	$16.7
Gross increase related to prior period tax positions	1.9	9.2	31.4
Gross increase related to current period tax positions	2.2	6.4	2.6
Gross decrease related to prior period tax positions	(36.7)	—	(3.7)
Balance at June 30,	$ 30.0	$62.6	$47.0

The $36.7 million gross decrease for prior period tax positions related to the settlement and execution of an Advance Pricing Agreement with the Internal Revenue Service and Canadian Revenue Authority and statute of limitation expirations.

The Company's policy with respect to interest and penalties associated with uncertain tax positions is not to include them in income tax expense but include penalties as a component of other accrued expenses and interest in interest expense. During the fiscal years ended June 30, 2013, 2012 and 2011, the Company recognized approximately ($0.2) million, $1.0 million and $0.8 million, respectively, in interest and penalties.

The Company is continuously subject to U.S. Federal, state and foreign income tax exams for the periods beginning March 31, 2007 through June 30, 2013 with no current material examinations.

NOTE 17. CONTRACTUAL COMMITMENTS, CONTINGENCIES, AND OFF-BALANCE SHEET ARRANGEMENTS

In the normal course of business, the Company is subject to various claims and litigation. While the outcome of any claim or litigation is inherently unpredictable, and with the exception of the matter described in the following paragraph, the Company believes that the ultimate resolution of these matters will not, individually or in the aggregate, result in a material impact on its financial condition, results of operations or cash flows.

The Company entered into a data center outsourcing services agreement with Automatic Data Processing, Inc. ("ADP") before the Company's spin-off from ADP in March 2007 (the "ADP Agreement") under which ADP provided the Company with data center services. The ADP Agreement expired on June 30, 2012. The Company entered into a short-term extension of the ADP Agreement which expired in August 2012. At June 30, 2013, the Company had no further obligation to ADP for data center services. For the fiscal years ended June 30, 2013, 2012 and 2011, the Company recorded expenses of $5.8 million, $111.4 million and $110.4 million, respectively, in the Consolidated Statements of Earnings related to the ADP Agreement.

In March 2010, the Company and International Business Machines Corporation ("IBM") entered into an Information Technology Services Agreement (the "IT Services Agreement"), under which IBM provides certain aspects of the Company's information technology infrastructure that were previously provided under the ADP Agreement. Under the IT Services Agreement, IBM provides a broad range of technology services to the Company including supporting its mainframe, midrange, server, network and data center operations, as well as providing disaster recovery services. The Company has the option of incorporating additional services into the agreement over time. The migration of the data center processing from ADP to IBM was completed in August 2012. The IT Services Agreement expires on June 30, 2022. The Company has the right to renew the initial term of the IT Services Agreement for up to one additional 12-month term. Commitments remaining under this agreement at June 30, 2013 are $496.3 million through fiscal year 2022, the final year of the contract. For the fiscal years ended June 30, 2013, 2012 and 2011, the Company recorded expenses of $96.3 million, $24.6 million and $6.3 million, respectively, in the Consolidated Statements of Earnings related to this agreement. The Company capitalized $2.0 million and $47.0 million of costs related to the build out of the IBM data center in Other non-current assets in the fiscal years ended June 30, 2013 and 2012, respectively.

The Company has obligations under the IT Services Agreement and related software maintenance agreements, various facilities and equipment leases, and software license agreements. The total expenses related to the ADP Agreement, the IT Services Agreement and related software maintenance agreements were $102.1 million, $136.0 million, and $116.7 million in fiscal years 2013, 2012, and 2011, respectively. Total expenses related to facilities and equipment leases were $39.5 million, $43.1 million, $47.3 million in fiscal years 2013, 2012, and 2011, respectively. Total expenses related to software license agreements were $20.3 million, $24.3 million, and $17.3 million in fiscal years 2013, 2012, and 2011, respectively.

The minimum commitments under these obligations at June 30, 2013 as follows:

Years Ending June 30,	($ in millions)
2014	$114.8
2015	101.6
2016	94.0
2017	82.8
2018	72.5
Thereafter	236.3
	$702.0

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2013, the Company had an outstanding letter of credit for $1.0 million. This letter of credit was issued in May 2007 to guarantee certain claim payments to a third-party insurance company in the event the Company does not pay its portion of the claims. No amounts were drawn on this letter of credit.

In addition, the Company has obligations under various facilities and equipment leases and software license agreements.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations, and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company may use derivative financial instruments as risk management tools and not for trading purposes. The Company was not a party to any derivative financial instruments as of June 30, 2013 and 2012, respectively. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's products and services. The Company does not expect any material losses related to such representations and warranties, or collateral arrangements.

Our business process outsourcing and mutual fund processing services are performed by a registered broker-dealer. As a registered broker-dealer and member of Financial Industry Regulatory Authority, Inc. ("FINRA"), it is subject to regulations concerning many aspects of its business, including trade practices, capital requirements, record retention, money laundering prevention, the protection of customer funds and customer securities, and the supervision of the conduct of directors, officers and employees. A failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders, or the suspension or revocation of Securities and Exchange Commission's (the "SEC") or FINRA authorization granted to allow the operation of its business or disqualification of its directors, officers or employees. In addition, as a registered broker-dealer, it is required to participate in the Securities Investor Protection Corporation ("SIPC") for the benefit of customers. In addition, MG Trust Company, LLC ("MG Trust Company"), a subsidiary of Matrix, is a Colorado State non-depository trust company whose primary business is to provide cash agent, custodial and directed or non-discretionary trust services to institutional customers. MG Trust Company operates pursuant to the rules and regulations of the Colorado Division of Banking.

NOTE 18. FINANCIAL DATA BY SEGMENT

The Company classifies its operations into the following two reportable segments: (1) Investor Communication Solutions and (2) Securities Processing Solutions. See Note 1, "Basis of Presentation" for a further discussion of the Company's reportable segments. The primary components of "Other" are the elimination of intersegment revenues and profits as well as certain unallocated expenses. Foreign exchange is a reconciling item between the actual foreign exchange rates and fiscal year 2013 budgeted foreign exchange rates. The prior fiscal years' reportable segment Revenues and Earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal year 2013 budgeted foreign exchange rates, this adjustment represents a reconciling difference to Revenues and Earnings from continuing operations before income taxes.

Certain corporate expenses, as well as certain centrally managed expenses, are allocated based upon budgeted amounts in a reasonable manner. Because the Company compensates the management of its various businesses on, among other factors, segment profit, the Company may elect to record certain segment related expense items of an unusual or non-recurring nature in "Other" rather than reflect such items in segment profit.

	Investor Communication Solutions	Securities Processing Solutions	Other	Foreign Exchange	Total
	($ in millions)				
Year ended June 30, 2013					
Revenues	$1,760.2	$660.5	$ 0.1	$10.0	$2,430.8
Earnings (loss) from continuing operations before income taxes	302.1	85.2	(80.3)	16.2	323.2
Assets	1,062.3	739.4	216.5	—	2,018.2
Capital expenditures	20.7	9.1	8.4	—	38.2
Depreciation and amortization	23.1	19.4	5.1	—	47.6
Amortization of acquired intangibles	15.8	6.0	—	—	21.8
Amortization of other assets	3.1	20.9	—	—	24.0
Year ended June 30, 2012					
Revenues	$1,634.0	$655.5	$ 0.5	$13.5	$2,303.5
Earnings (loss) from continuing operations before income taxes	242.8	91.1	(146.8)	13.8	200.9
Assets	1,018.3	718.8	250.5	—	1,987.6
Capital expenditures	19.9	9.2	4.7	—	33.8
Depreciation and amortization	22.8	22.2	6.0	—	51.0
Amortization of acquired intangibles	16.3	5.9	—	—	22.2
Amortization of other assets	3.1	15.7	—	—	18.8
Year ended June 30, 2011					
Revenues	$1,559.4	$593.6	$ 0.2	$13.7	$2,166.9
Earnings (loss) from continuing operations before income taxes	213.4	87.4	(41.3)	10.2	269.7
Assets	1,099.6	574.1	230.3	—	1,904.0
Capital expenditures	18.6	8.5	2.1	—	29.2
Depreciation and amortization	22.8	13.8	6.5	—	43.1
Amortization of acquired intangibles	10.9	3.4	—	—	14.3
Amortization of other assets	2.6	12.3	—	—	14.9

Revenues and assets by geographic area are as follows (assets for the U.S. for the fiscal year ended June 30, 2011 includes the securities clearing activities formerly reported in the Clearing and Outsourcing Solutions segment that were reported as assets of discontinued operations):

	United States	Canada	United Kingdom	Other	Total
			($ in millions)		
Year ended June 30, 2013					
Revenues	$2,097.9	$243.2	$ 53.4	$36.3	$2,430.8
Assets	$1,739.5	$ 86.6	$123.5	$68.6	$2,018.2
Year ended June 30, 2012					
Revenues	$1,997.8	$243.8	$ 24.3	$37.6	$2,303.5
Assets	$1,700.0	$108.8	$114.0	$64.8	$1,987.6
Year ended June 30, 2011					
Revenues	$1,857.8	$251.5	$ 22.3	$35.3	$2,166.9
Assets	$1,639.7	$ 85.9	$115.4	$63.0	$1,904.0

NOTE 19. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of operations for the fiscal years ended June 30, 2013 and 2012 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	($ in millions, except per share amounts)			
Year ended June 30, 2013				
Revenues	$495.8	$493.2	$576.7	$865.1
Gross profit	105.8	105.6	150.5	301.1
Earnings from continuing operations before income taxes	28.6	24.7	67.7	202.2
Net earnings	18.3	15.8	43.4	134.6
Basic EPS from continuing operations	0.15	0.13	0.36	1.12
Basic EPS	0.15	0.13	0.36	1.12
Diluted EPS from continuing operations	0.14	0.13	0.35	1.09
Diluted EPS	0.14	0.13	0.35	1.09
Year ended June 30, 2012				
Revenues	$476.4	$479.8	$547.0	$800.3
Gross profit	93.6	97.2	126.2	271.4
Earnings from continuing operations before income taxes	26.2	10.6	28.8	135.3
Net earnings	16.7	6.8	16.7	83.4
Basic EPS from continuing operations	0.14	0.05	0.15	0.67
Basic EPS	0.14	0.05	0.14	0.67
Diluted EPS from continuing operations	0.13	0.05	0.14	0.65
Diluted EPS	0.13	0.05	0.13	0.65

NOTE 20. SUBSEQUENT EVENTS

The Company entered into a purchase agreement to acquire a business to expand its mutual fund product offerings in its Investor Communication Solutions segment. The Company completed the acquisition in July 2013 for $36.0 million. In addition, the Company agreed to pay contingent consideration of up to an additional $4.0 million, which is payable over the next three years, subject to the acquired business' achievement of specified revenue and earnings targets. As of the date of the acquisition, the acquired net assets will be recorded at fair value in accordance with the purchase method of accounting and the results of operations of the acquired business will be included in the results of operations of the Investor Communication Solutions segment. This acquisition was not material to the Company's operations, financial position, or cash flows. As of the date of this filing, the preliminary purchase price allocation has not been finalized.

* * * * * * *

Broadridge Financial Solutions, Inc.

Schedule II—Valuation and Qualifying Accounts
($ in thousands)

Column A	Column B	Column C	Column D	Column E
	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Fiscal year ended June 30, 2013:				
Allowance for doubtful accounts:				
Accounts receivable, net	$ 6,539	$1,811	$(4,613)	$ 3,737
Deferred tax valuation allowance	$14,700	$1,000	$(3,200)	$12,500
Fiscal year ended June 30, 2012:				
Allowance for doubtful accounts:				
Accounts receivable, net	$ 2,010	$5,076	$ (547)	$ 6,539
Deferred tax valuation allowance	$12,100	$2,600	$ —	$14,700
Fiscal year ended June 30, 2011:				
Allowance for doubtful accounts:				
Accounts receivable, net	$ 2,008	$2,216	$(2,214)	$ 2,010
Deferred tax valuation allowance	$15,900	$ —	$(3,800)	$12,100

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

ITEM 9A. Controls and Procedures.

Management Report

Attached as Exhibits 31.1 and 31.2 to this Form 10-K are certifications of Broadridge's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Exchange Act, as amended. This "Controls and Procedures" section should be read in conjunction with the Deloitte & Touche LLP audit and attestation of the Company's internal control over financial reporting that appears in Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K and is hereby incorporated herein by reference.

Management's Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer as of June 30, 2013, evaluated the effectiveness of our disclosure controls as defined in Rule 13a-15(e) under the Exchange Act. The Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of June 30, 2013 were effective to ensure that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding disclosure.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of Broadridge's management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance to Broadridge's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

Broadridge's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Broadridge; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Broadridge are being made only in accordance with authorizations of management and directors of Broadridge; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of Broadridge's assets that could have a material effect on the financial statements of Broadridge.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of Broadridge's internal control over financial reporting as of June 30, 2013 based upon criteria set forth in *Internal Control—Integrated Framework* (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that Broadridge's internal control over financial reporting was effective as of June 30, 2013.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited the effectiveness of the Company's internal over financial reporting and has issued an attestation report on the effectiveness of the Company's internal control over financial reporting, which attestation report appears in Item 8 "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

/S/ RICHARD J. DALY

Richard J. Daly
Chief Executive Officer

/S/ DAN SHELDON

Dan Sheldon
Vice President, Chief Financial Officer

Lake Success, New York
August 8, 2013

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information.

None.

PART III.

ITEM 10. Directors. Executive Officers and Corporate Governance.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 11. Executive Compensation.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

ITEM 14. Principal Accounting Fees and Services.

We incorporate by reference the information responsive to this Item appearing in our Proxy Statement.

PART IV.

ITEM 15. Exhibits, Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements.

   The Consolidated Financial Statements are listed under Item 8 of this Annual Report on Form 10-K. See Index to Financial Statements and Financial Statement Schedule.

2. Financial Statement Schedule.

   Schedule II—Valuation and Qualifying Accounts is listed under Item 8 of this Annual Report on Form 10-K. See Index to Financial Statements and Financial Statement Schedule.

3. Exhibits.

   The Exhibits filed as part of this Annual Report on Form 10-K are listed on the Exhibit Index, which Exhibit Index is incorporated in this Annual Report on Form 10-K by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 8, 2013

BROADRIDGE FINANCIAL SOLUTIONS, INC.

By: /s/ RICHARD J. DALY

Name: **Richard J. Daly**
Title: **Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD J. DALY **Richard J. Daly**	Chief Executive Officer and Director (Principal Executive Officer)	August 8, 2013
/s/ DAN SHELDON **Dan Sheldon**	Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	August 8, 2013
/s/ LESLIE A. BRUN **Leslie A. Brun**	Chairman of the Board	August 8, 2013
/s/ ROBERT N. DUELKS **Robert N. Duelks**	Director	August 8, 2013
/s/ RICHARD J. HAVILAND **Richard J. Haviland**	Director	August 8, 2013
/s/ SANDRA S. JAFFEE **Sandra S. Jaffee**	Director	August 8, 2013
/s/ STUART R. LEVINE **Stuart R. Levine**	Director	August 8, 2013
/s/ MAURA MARKUS **Maura Markus**	Director	August 8, 2013
/s/ THOMAS J. PERNA **Thomas J. Perna**	Director	August 8, 2013
/s/ ALAN J. WEBER **Alan J. Weber**	Director	August 8, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit(1)
2.1	Asset Purchase Agreement, dated as of November 2, 2009, by and among Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Penson Worldwide, Inc., and Penson Financial Services, Inc. (incorporated by reference to Exhibit 2.1 to Form 10-Q filed on February 4, 2010).(2)(3)
2.2	Stock Purchase Agreement, dated as of November 23, 2010, by and among the sellers named therein, Broadridge Investor Communication Solutions, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K/A filed on May 19, 2011).(2)(3)
2.3	Escrow Agreement, dated as of January 7, 2011, by and among Capital One, N.A., Broadridge Investor Communication Solutions, Inc., the sellers named therein and Bluff Point Associates Corp. (incorporated by reference to Exhibit 2.2 to Form 8-K/A filed on May 19, 2011).(3)
3.1	Certificate of Incorporation of Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed on April 2, 2007).
3.2	Amended and Restated By-laws of Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K filed on June 7, 2007).
4.1	Indenture, dated as of May 29, 2007, by and between Broadridge Financial Solutions, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 30, 2007).
4.2	First Supplemental Indenture, dated as of May 29, 2007, by and between Broadridge Financial Solutions, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.2 to Form 8-K filed on May 30, 2007).
4.3	Form of 6.125% Senior Note due 2017 dated May 29, 2007 (incorporated by reference to Exhibit 4.3 to Form 8-K filed on May 30, 2007).
10.1	Separation and Distribution Agreement, dated as of March 20, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on March 21, 2007).
10.2	Tax Allocation Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 2, 2007).
10.3	Transition Services Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 2, 2007).
10.4	Data Center Outsourcing Services Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 2, 2007).
10.5	Intellectual Property Transfer Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.4 to Form 8-K filed on April 2, 2007).
10.6	Employee Matters Agreement, dated as of March 29, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.5 to Form 8-K filed on April 2, 2007).
10.7	Broadridge Financial Solutions, Inc. Change in Control Severance Plan for Corporate Officers (incorporated by reference to Exhibit 10.6 to Form 8-K filed on April 2, 2007).

Exhibit Number	Description of Exhibit(1)
10.8	Amendment No. 1 to the Broadridge Financial Solutions, Inc. Change in Control Severance Plan for Corporate Officers (incorporated by reference to Exhibit 10.26 to Form 10-K/A filed on October 27, 2010).
10.9	Amended and Restated Supplemental Officers Retirement Plan (incorporated by reference to Exhibit 10.27 to Form 10-K/A filed on October 27, 2010).
10.10	Change in Control Enhancement Agreement for Richard J. Daly (incorporated by reference to Exhibit 10.8 to Form 8-K filed on April 2, 2007).
10.11	Amendment No. 1 to Change in Control Enhancement Agreement for Richard J. Daly (incorporated by reference to Exhibit 10.28 to Form 10-K/A filed on October 27, 2010).
10.12	Change in Control Enhancement Agreement for John Hogan (incorporated by reference to Exhibit 10.9 to Form 8-K filed on April 2, 2007).
10.13	Amendment No. 1 to Change in Control Enhancement Agreement for John Hogan (incorporated by reference to Exhibit 10.29 to Form 10-K/A filed on October 27, 2010).
10.14	Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (Amended and Restated effective August 4, 2008) (incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 14, 2008).
10.15	Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (Amended and Restated effective August 4, 2008, as amended effective August 4, 2009) (incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 20, 2009).
10.16	Broadridge Financial Solutions, Inc. 2007 Omnibus Award Plan (Amended and Restated effective August 4, 2008, as amended effective August 4, 2009 and August 3, 2010) (incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 19, 2010).
10.17	Underwriting Agreement, dated as of May 23, 2007, by and among Broadridge Financial Solutions, Inc., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as representatives of the underwriters party thereto (incorporated by reference to Exhibit 1.1 to Form 8-K filed on May 30, 2007).
10.18	Master Services Agreement, dated as of November 2, 2009, by and between Broadridge Financial Solutions, Inc. and Penson Worldwide, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q/A filed on June 10, 2010).(3)
10.19	Offer Letter by and between Broadridge Financial Solutions, Inc. and Timothy Gokey, dated as of March 15, 2010, (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 10, 2010).
10.20	Amendment No. 1, dated as of September 13, 2010, to the Offer Letter by and between Broadridge Financial Solutions, Inc. and Timothy Gokey, dated as of March 15, 2010 (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on November 4, 2010).
10.21	Information Technology Services Agreement, dated as of March 31, 2010, by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on May 10, 2010).(3)
10.22	Amendment Agreement, dated as of June 25, 2010, by and among SAI Holdings, Inc., Penson Financial Services, Inc., Penson Worldwide, Inc., Penson Financial Services Ltd., Penson Financial Services Canada Inc., Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Broadridge Financial Solutions (Canada) Inc., and Ridge Clearing & Outsourcing Solutions Limited (incorporated by reference to Exhibit 10.22 to Form 10-K filed on August 12, 2010).(3)
10.23	Amendment, Assignment and Assumption Agreement, dated as of June 25, 2010, by and among SAI Holdings, Inc., Penson Financial Services, Inc., Penson Worldwide, Inc., Penson Financial Services Ltd., Penson Financial Services Canada Inc., Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Broadridge Financial Solutions (Canada) Inc., and Ridge Clearing & Outsourcing Solutions Limited (incorporated by reference to Exhibit 10.23 to Form 10-K filed on August 12, 2010).(2)(3)

Exhibit Number	Description of Exhibit(1)
10.24	Amendment No. 1 to the Information Technology Services Agreement, dated as of June 25, 2010, by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.24 to Form 10-K filed on August 12, 2010).(3)
10.25	2009 Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.30 to Form 10-K/A filed on October 27, 2010).
10.26	Broadridge Financial Solutions, Inc. Director Deferred Compensation Program (Amended and Restated Effective November 17, 2010) (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on February 8, 2011).
10.27	Broadridge Financial Solutions, Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.31 to Form 10-K/A filed on October 27, 2010).
10.28	Broadridge Financial Solutions, Inc. Executive Deferred Compensation Plan (Amended and Restated effective June 15, 2011) (incorporated by reference to Exhibit 10.32 to Form 10-K filed on August 12, 2011).
10.29	Amendment No. 3 to the Information Technology Services Agreement, dated as of April 15, 2011, by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.33 to Form 10-K filed on August 12, 2011).
10.30	Amendment No. 5 to the Information Technology Services Agreement, dated as of June 11, 2011, by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc.(3) (incorporated by reference to Exhibit 10.34 to Form 10-K filed on August 12, 2011).
10.31	Officer Severance Plan dated September 16, 2011 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on September 20, 2011).
10.32	Credit Agreement dated September 22, 2011, among Broadridge Financial Solutions, Inc., as Borrower, the Lenders Party thereto, JPMorgan Chase, N.A., as Administrative Agent, and J.P. Morgan Europe Limited, as London Agent (incorporated by reference to Exhibit 10.1 to Form 8-K filed September 23, 2011).
10.33	Amendment to Broadridge Financial Solutions, Inc., 2007 Omnibus Award Plan effective August 2, 2011 (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on November 3, 2011).
10.34	Amendment Agreement among SAI Holdings, Inc., Penson Financial Services, Inc., Penson Worldwide, Inc., Penson Financial Services Canada Inc., Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Broadridge Solutions (Canada) Inc., and Ridge Clearing & Outsourcing Solutions Limited (incorporated by reference to Exhibit 10.2 to Form 10-Q filed on November 3, 2011).
10.35	Amended and Restated Seller Note, effective as of July 1, 2011, issued by Penson Worldwide, Inc. to Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.3 to Form 10-Q filed November 3, 2011).
10.36	Amendment No. 7 to the Information Technology Services Agreement dated October 10, 2011 by and between International Business Machines Corporation and Broadridge Financial Solutions, Inc. (incorporated by reference to Exhibit 10.1 to Form 10-Q filed February 7, 2012). (3)
10.37	Restructuring Support Agreement, dated as of March 13, 2012, among Broadridge Financial Solutions, Inc., Ridge Clearing and Outsourcing Solutions, Inc., Penson Worldwide, Inc. and certain subsidiaries of Penson Worldwide, Inc., and certain Penson Senior Secured Noteholders and Penson Convertible Noteholders (incorporated by reference to Exhibit 10.1 to Form 8-K filed on March 14, 2012).
10.38	Purchase and Sale Agreement dated as of May 31, 2012 by and among Broadridge Financial Solutions, Inc., Broadridge Securities Processing Solutions, Inc. and Apex Clearing Holdings LLC (incorporated by reference to Exhibit 10.39 to Form 10-K filed on August 9, 2012). (2)

Exhibit Number	Description of Exhibit(1)
10.39	Termination and Mutual Release Agreement entered into on June 5, 2012 by and among Broadridge Financial Solutions, Inc., Ridge Clearing & Outsourcing Solutions, Inc., Broadridge Financial Solutions (Canada), Inc., Penson Worldwide, Inc., Penson Financial Services, Inc., and Penson Financial Services Canada, Inc. (incorporated by reference to Exhibit 10.40 to Form 10-K filed on August 9, 2012).
10.40	Master Services Agreement entered into on June 5, 2012 between Broadridge Financial Solutions, Inc. and Apex Clearing Corporation (incorporated by reference to Exhibit 10.41 to Form 10-K filed on August 9, 2012). (3)
12.1	Computation of Ratio of Earnings to Fixed Charges.
14.1	Code of Ethics for the Company's Principal Executive Officer and Senior Financial Officers (incorporated by reference to Exhibit 99.1 to Form 8-K filed on August 2, 2007).
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification of the Chief Executive Officer of Broadridge Financial Solutions, Inc., pursuant to Rule 13a-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Chief Financial Officer of Broadridge Financial Solutions, Inc., pursuant to Rule 13a-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following financial statements from the Broadridge Financial Solutions, Inc. Annual Report on Form 10-K for the fiscal years ended June 30, 2013, 2012, and 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) consolidated statements of earnings for the fiscal years ended June 30, 2013, 2012 and 2011, (ii) consolidated statements of comprehensive income for the fiscal years ended June 30, 2013, 2012 and 2011, (iii) consolidated balance sheets as of June 30, 2013, 2012 and 2011, (iv) consolidated statements of cash flows for the fiscal years ended June 30, 2013, 2012 and 2011, (v) consolidated statements of stockholders' equity for the fiscal years ended June 30, 2013, 2012 and 2011, and (vi) the notes to the consolidated financial statements.

(1) The SEC File No. for the Company's Form 8-K Reports referenced is 001-33220.

(2) Schedules to the Asset Purchase Agreement filed as Exhibit 2.1, as amended by the Amendment, Assignment and Assumption Agreement filed as Exhibit 10.23, and the Stock Purchase Agreement filed as Exhibit 2.2, and the Purchase and Sale Agreement filed as Exhibit 10.38 have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplemental copies of any omitted schedules upon request by the Securities and Exchange Commission.

(3) Certain Confidential Information contained in this Exhibit was omitted by means of redacting a portion of the text and replacing it with an asterisk. This Exhibit has been filed separately with the Secretary of the Securities and Exchange Commission without the redaction pursuant to a Confidential Treatment Request under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143141 on Form S-3, and Registration Statement No. 333-141673, No. 333-157105, No. 333-163401 and No. 333-172126 on Form S-8 of our report dated August 8, 2013, relating to the consolidated financial statements and financial statement schedule of Broadridge Financial Solutions, Inc. (the "Company") and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended June 30, 2013.

/s/ DELOITTE & TOUCHE LLP

New York, New York
August 8, 2013

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Richard J. Daly, certify that:

1. I have reviewed this Annual Report on Form 10-K of Broadridge Financial Solutions, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 8, 2013

/s/ RICHARD J. DALY

Richard J. Daly
Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Dan Sheldon, certify that:

1. I have reviewed this Annual Report on Form 10-K of Broadridge Financial Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 8, 2013

/s/ DAN SHELDON

Dan Sheldon
Vice President, Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Broadridge Financial Solutions, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Daly, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ RICHARD J. DALY

Richard J. Daly
Chief Executive Officer

August 8, 2013

This certification shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Broadridge Financial Solutions, Inc. and will be retained by Broadridge Financial Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Broadridge Financial Solutions, Inc. (the "Company") on Form 10-K for the fiscal year ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dan Sheldon, Vice President, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(a) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAN SHELDON

Dan Sheldon
Vice President, Chief Financial Officer

August 8, 2013

This certification shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, and will not be incorporated by reference into any registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated therein by reference.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Broadridge Financial Solutions, Inc. and will be retained by Broadridge Financial Solutions, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.



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Corporate Information

Corporate Headquarters

Broadridge Financial Solutions, Inc.
1981 Marcus Avenue, Lake Success, New York 11042-1055
516-472-5400

Stock Transfer Agent

Broadridge Corporate Issuer Solutions, Inc. is the transfer agent for our registered stockholders. They are available to help you with a variety of stockholder-related services.

You may contact them by mail at P.O. Box 1342, Brentwood, NY 11717-0718, or by calling Shareholder Services at 1-877-830-4932. Representatives are available Monday through Friday from 9 am - 6 pm Eastern Time. Additional information can be obtained from their website at **www.investor.broadridge.com.**

Independent Registered Public Accounting Firm

Deloitte & Touche, LLP
30 Rockefeller Plaza, New York, New York 10112-0015

Corporate Governance

Visit our Investor Relations page at **www.broadridge-ir.com** to see our key corporate governance documents, including our Code of Business Conduct and Ethics, Code of Ethics for Principal Executive Officer and Senior Financial Officers, Corporate Governance Principles, Audit Committee Charter, Compensation Committee Charter, and Governance and Nominating Committee Charter.

Annual Report, Form 10-K and Other Reports and Filings

This 2013 Annual Report is also available online on our Investor Relations page at **www.broadridge-ir.com**. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, statements of change in beneficial ownership and other SEC filings, and amendments to those reports, statements and filings, are available, without charge, on Broadridge's website as soon as reasonably practicable after they are filed or furnished electronically with the SEC. Copies also are available, without charge, from Broadridge Investor Relations at: 1981 Marcus Avenue, Lake Success, New York 11042-1055. Phone: 516-472-5400.

Our Chief Executive Officer and Chief Financial Officer have furnished the Sections 302 and 906 certifications required by the SEC in our annual report on Form 10-K. In addition, our Chief Executive Officer has certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by us of NYSE corporate governance listing standards.

Broadridge Common Stock

The shares of Broadridge Common Stock are listed on the New York Stock Exchange with the symbol BR. As of July 31, 2013, there were 14,150 registered holders of Broadridge common stock.

Annual Meeting

This year's Annual Meeting of Stockholders will be held on Thursday, November 14, 2013, at 10 am Eastern Time. We will be hosting the annual meeting live via the Internet at **www.virtualshareholdermeeting.com/br13**. On October 4, 2013, we mailed a Notice of Internet Availability to stockholders containing instructions on how to access our proxy materials and vote online.

Contact Broadridge's Audit Committee or Board of Directors

To report complaints about Broadridge's accounting, internal accounting controls or auditing matters, or other concerns to the Audit Committee or the non-management members of the Board of Directors, send a detailed note, with relevant documents, to 72 Van Reipen Avenue, PMB #340, Jersey City, New Jersey 07306-2806, leave a message for a return call at 201-714-3399, or send an e-mail to **Broadridge.Audit.Committee@broadridge.com.**

Trademarks, Service Marks and Names

Forward-Looking Statements

This Annual Report may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words such as "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. In particular, statements about our future performance are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. These risks and uncertainties include those risk factors discussed in Part I, "Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended June 30, 2013 (the "2013 Annual Report"), as they may be updated in any future reports filed with the Securities and Exchange Commission. All forward-looking statements speak only as of the date of this Annual Report and are expressly qualified in their entirety by reference to the factors discussed in the 2013 Annual Report. These risks include: the success of Broadridge in retaining and selling additional services to its existing clients and in obtaining new clients; Broadridge's reliance on a relatively small number of clients, the continued financial health of those clients, and the continued use by such clients of Broadridge's services with favorable pricing terms; changes in laws and regulations affecting Broadridge's clients or the investor communication services provided by Broadridge; declines in participation and activity in the securities markets; any material breach of Broadridge security affecting its clients' customer information; the failure of Broadridge's outsourced data center services provider to provide the anticipated levels of service; a disaster or other significant slowdown or failure of Broadridge's systems or error in the performance of Broadridge's services; overall market and economic conditions and their impact on the securities markets; Broadridge's failure to keep pace with changes in technology and demands of its clients; Broadridge's ability to attract and retain key personnel; the impact of new acquisitions and divestitures; and competitive conditions. Broadridge disclaims any obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.



Broadridge Financial Solutions, Inc.
1981 Marcus Avenue, Lake Success, NY 11042
1 516 472 5400 | broadridge.com


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